RECEIVED
2006 MAY 18 P 3:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

24 April 2006

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges





Mobistar NV/SA - Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles - tel. 02 745 71 11 - fax 02 745 70 00
www.mobistar.be - Fortis 210-0233334-04
tva-btw be 456.810.810 - RPR-RPM 0456.810.810 (Brussel-Bruxelles)



rapport annuel 2005



2005 une année marquée du signe plus

En 2005, Mobistar a adapté sa stratégie commerciale et renforcé sa position dans un marché plus mature, davantage axé sur la convergence et toujours plus concurrentiel. L'accent a été mis sur la fidélisation des clients existants, ainsi que sur des services et des produits répondant en tous points aux besoins de la clientèle. Celle-ci a manifesté son intérêt pour des offres simples, claires et attractives.

Concrètement, cette orientation s'est traduite par le lancement de solutions sur mesure telles que Mobistar My Life, Tempo Essential et Simply by Mobistar. Un nouveau concept, les Plus de Mobistar, a été développé, récompensant les clients de leur fidélité. Par ailleurs, en proposant trois offres différentes de services ADSL, Mobistar a franchi une étape décisive dans son évolution vers le statut d'opérateur intégré, actif dans les secteurs de la téléphonie mobile, de la téléphonie fixe et de l'ADSL.

••• Plus de clients abonnés et un ARPU en hausse

Au terme de l'exercice 2005, Mobistar totalisait 2,9 millions de clients actifs en téléphonie mobile, soit 67.044 de plus qu'un an auparavant. Cette évolution s'est fait sentir tant sur le marché résidentiel qu'auprès de la clientèle professionnelle, cette dernière ayant particulièrement progressé dans les segments SOHO (small office-home office) et PME.

Le renforcement de la base abonnée, qui constitue désormais près de 44% de la clientèle (26,2% de plus qu'un an auparavant), a permis à Mobistar d'enregistrer un progrès significatif du revenu mensuel moyen par utilisateur (ARPU). Celui-ci est passé à 38,02 euros en 2005. Mobistar a ainsi augmenté sa part de marché en valeur. Sa part de marché en nombre de clients est, quant à elle, de 33,15%.

Malgré la diminution de la croissance du marché, le chiffre d'affaires de Mobistar en téléphonie a augmenté de 10% pour atteindre 1,404 milliard d'euros en 2005.
Grâce à l'évolution favorable de la nature de la clientèle (proportion croissante d'abonnés), l'activité mobile a enregistré une croissance de 11,3% en 2005 pour un chiffre d'affaires de 1,314 milliard d'euros.
Le chiffre d'affaires des activités mobile data a progressé de 16,1% et a atteint 197,8 millions d'euros. Cette dernière évolution est liée à l'augmentation du nombre moyen de SMS par utilisateur, qui est passé de 52 à 55 par mois, et à la hausse sensible des revenus générés par la transmission de données.
Le chiffre d'affaires consolidé, qui inclut les ventes de téléphones mobiles, s'est accru de 8,2% pour atteindre 1,451 milliard d'euros.

••• Progression des résultats et augmentation significative du bénéfice net

Le résultat consolidé avant intérêts, impôts, dépréciations et amortissements (EBITDA) a atteint 575,1 millions d'euros au terme de l'exercice 2005, en augmentation de 3,5% par rapport à l'exercice précédent. Le bénéfice net consolidé a progressé de 11,2% pour s'établir à 270,3 millions euros. Ceci équivaut à un bénéfice net par action de 4,28 euros.

Le conseil d'administration proposera à l'assemblée générale des actionnaires du 3 mai 2006 le paiement d'un montant de 4 euros par action, constitué de 2,4 euros à titre de dividende ordinaire et de 1,6 euro à titre de rémunération exceptionnelle prenant la forme d'une réduction de capital.

••• Investissements: optimisation de la 2G et déploiement de la 3G

Les investissements consentis par Mobistar en 2005 ont représenté une dépense totale nette de trésorerie de 198,6 millions d'euros, soit 14,1% du chiffre d'affaires de la téléphonie. Ils sont en hausse de 16% par rapport à 2004.
L'essentiel des investissements a été consacré au renouvellement et à l'optimisation de l'infrastructure radio, tant en 2G (EDGE) qu'en 3G (UMTS).


table des matières

les faits marquants

Dans un marché très concurrentiel, focalisé sur la convergence des technologies, Mobistar a préservé ses parts de marché, mais a vu croître sa part de revenus dans l'ensemble du marché mobile grâce à de multiples initiatives orientées vers le client.

••• Renouvellement complet du réseau d'accès

Mobistar a achevé, en 2005, le renouvellement complet de l'infrastructure de son réseau 2G. Les stations de base ont été dotées d'un tout nouveau matériel de haute technologie fourni par Nortel Networks. Cette modernisation confère au réseau Mobistar une très haute qualité de service, tant au niveau vocal que sur le plan du transfert de données. A fin 2005, près de 3.000 stations de base garantissaient une couverture à plus de 99% de la population belge.

S'appuyant sur ce nouveau réseau, Mobistar a été le premier opérateur belge à déployer la technologie EDGE (Enhanced Data for Global Evolution) avec une couverture nationale (99%). La solution EDGE permet de multiplier jusqu'à quatre fois la vitesse de transmission des données par rapport au GPRS. EDGE offre la possibilité de regarder la télévision en direct sur son téléphone mobile, de télécharger des séquences vidéo, des jeux, de la musique, et de naviguer plus rapidement sur l'Internet, créant ainsi un véritable environnement multimédias. Mobistar a poursuivi, en parallèle, le déploiement de la technologie 3G (UMTS) au rythme fixé par les exigences légales : 30% de la population étaient couverts fin 2005.

••• Produits et services sur mesure

Grâce à sa capacité d'innovation, Mobistar a lancé, en 2005, de nouveaux produits et services parfaitement adaptés aux besoins spécifiques de ses clients, dans chaque segment du marché. Ceux-ci répondent aux trois exigences de base fixées par Mobistar : ils doivent être fiables, simples et appropriés. Mobistar My Life et Simply by Mobistar reflètent clairement cette approche. Il en va de même pour les services ADSL et pour l'offre d'accès mobile à la télévision.

> mai : Mobistar My Life

Les études de marché ont démontré que 50% des utilisateurs de GSM préfèrent composer leur propre plan tarifaire. Mobistar a donc lancé une formule modulable, Mobistar My Life. Elle permet au client de combiner des formules tarifaires de base et des options correspondant au mieux à son mode de consommation.

> juillet : regarder la télévision sur son GSM, une première !

Durant l'été, Mobistar a été le premier opérateur à avoir lancé la télévision sur le GSM. Au terme de l'accord conclu avec Belgian Business Television, les clients de Mobistar disposant d'un téléphone compatible EDGE ont accès aux chaînes Canal Z et Kanaal Z via leur téléphone mobile sur l'ensemble du territoire. Les utilisateurs ont également la possibilité de télécharger des flashes vidéo portant sur l'actualité nationale et internationale, le sport, la culture et des sujets insolites.

> octobre : surfer via l'ADSL

En lançant une gamme complète de services ADSL pour le marché résidentiel, Mobistar a franchi une étape décisive dans son évolution vers le statut d'opérateur intégré. Mobistar est désormais actif en téléphonie mobile et fixe, ainsi qu'en ADSL. Les services ADSL de l'opérateur sont basés sur trois offres spécifiques :

- Mobistar ADSL est conçue pour l'utilisateur qui désire conserver son abonnement de téléphonie fixe auprès de l'opérateur historique, tout en accédant aux services Internet développés par Mobistar.
- Mobistar ADSL Connect permet d'utiliser l'ADSL sans souscrire un abonnement de téléphonie fixe.
- Mobistar ADSL Talk est adaptée aux utilisateurs qui désirent accéder à la téléphonie fixe illimitée tout en conservant leur abonnement de téléphonie fixe auprès de l'opérateur historique.

Conjointement, Mobistar a lancé la Livebox, développée par France Télécom. Celle-ci permet de connecter sans fil un ou plusieurs ordinateurs à l'ADSL en recourant à la technologie Wi-Fi, et ce à partir d'une connexion unique grâce à sa fonction routeur.

> novembre : Simply by Mobistar

Pour répondre à la demande d'utilisateurs qui veulent accéder aux services essentiels de la téléphonie mobile (téléphoner et envoyer des SMS) aux prix les plus serrés, Mobistar a élaboré une offre simple à un prix particulièrement attractif. Simply by Mobistar est une formule de téléphonie mobile prépayée à tarif réduit vendue sous la marque Mobistar, mais accessible uniquement via Internet. La qualité des communications et de la couverture reste bien évidemment celle du réseau Mobistar.



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••• Une nouvelle organisation

En visant l'excellence opérationnelle et la qualité optimale du service au client, Mobistar a fait évoluer son organisation technique. Un seul département regroupe désormais le développement et l'opérationnel des réseaux fixe et mobile. Ceci permet d'optimiser l'entrée sur le marché des nouveaux produits et services et de répondre à la convergence croissante entre l'informatique et les télécoms.

Mobistar a également remodelé son organisation commerciale dans le sens d'une simplification et d'une intégration accrues. Les services "vente" et "support au client", tant pour le segment résidentiel que pour le segment business, ont été regroupés. L'objectif est, une fois encore, de présenter une offre totalement cohérente au marché.

L'organisation des autres départements a également évolué vers plus de simplification et de cohérence.



le monde des télécoms

Dans un contexte de concurrence accrue, Mobistar a réussi à augmenter sa part de marché en valeur. Sa part de marché en nombre de clients est, quant à elle, de 33,15% à fin 2005.

[illegible] texte réglementaire

Le [illegible] en droit belge de plusieurs directives [illegible] concernant les télécoms constitue une étape [illegible]ire dans la libéralisation du marché. La "loi [illegible] adoptée en juillet 2005, comporte une série de [illegible] relatives aux tarifs, à l'entrée sur le marché de nou[illegible]teurs, aux ventes conjointes, au service universel. [illegible] aussi le processus de régulation confié à l'Institut [illegible] vices Postaux et des Télécommunications (IBPT) [illegible] préserver une saine concurrence sur le marché. [illegible] e nouvelle législation sera tangible en 2006, au [illegible] le du consommateur.

[illegible] prévoit que les opérateurs mobiles puissent [illegible] s sociaux aux personnes bénéficiaires de ce usq[illegible] service universel était limité à la téléphonie [illegible] obistar [illegible] préparée, dans le courant de l'année 2005, [illegible] se en place du service universel. Elle a élaboré des [illegible] ommerciales appropriées et mis en place les procédures [illegible] fication au niveau de la clientèle pour être totalement [illegible] ionnelle au 1er janvier 2006.

••• L'environnement concurrentiel

En 2005, l'environnement concurrentiel s'est encore sensiblement durci par rapport à l'année antérieure. Chaque opérateur a mené une lutte quotidienne pour conserver ou gagner des clients, ce qui s'est traduit par de nouvelles offres, une pression forte sur les prix et la mise en place de programmes de fidélisation.
Le lancement d'offres forfaitaires (appels illimités pour un forfait mensuel) en téléphonie fixe comme en téléphonie mobile et le développement d'offres basiques reposant sur la technologie Internet ont focalisé l'attention du consommateur sur le prix des produits et services proposés par les différents opérateurs.
Mobistar a accompagné ce mouvement en proposant plusieurs nouveaux produits, comme Simply by Mobistar ou le concept Mobistar Plus.

Le climat concurrentiel est aussi devenu plus agressif du fait de l'irruption sur le marché, depuis deux ans, d'opérateurs mobiles dépourvus de réseau propre (les "MVNO" pour Mobile Virtual Network Operators). Ces nouveaux-venus s'appuient sur l'un des réseaux actuellement déployés sur le territoire national.
Mobistar envisage de mettre son réseau à disposition de nouveaux opérateurs de réseau mobile virtuel, mais aucun contrat n'a été signé en ce sens au cours de l'année 2005.

Parmi les tendances marquantes de 2005, il convient également de pointer le développement des offres combinées (téléphone fixe et mobile, ADSL, télévision). L'intégration "end to end" est plus avancée dans le segment professionnel que dans le segment résidentiel et conduit à un mouvement de consolidation via des acquisitions transversales.
Ce "brassage" des technologies offre de nouvelles opportunités de marché que Mobistar a avantageusement exploitées en lançant, en 2005, trois offres Internet à haut débit qui permettent de faire l'impasse sur l'abonnement de téléphonie fixe ou encore d'accéder à la téléphonie fixe illimitée.

informations sur l'action

90,0
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BEL-20
Mobistar
DJ Telecom stoxx
31/12/04
28/01/05
25/02/05
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22/04/05
20/05/05
17/06/05
29/07/05
19/08/05
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••• Evolution de l'action

L'évolution de l'action Mobistar au cours de l'année 2005 a été influencée par la morosité générale touchant le secteur des télécoms sur les marchés boursiers européens. Les investisseurs s'interrogent, en effet, sur les opportunités de développement des entreprises du secteur compte tenu de la concurrence exacerbée qu'elles se livrent, de l'impact de la régulation et de l'émergence de nouveaux acteurs n'appartenant pas à l'industrie des télécoms. Le secteur des télécoms est le seul à avoir chuté parmi les 18 secteurs composant l'indice Dow Jones Stoxx 600. L'indice DJ Telecom a accusé une baisse de 6% en 2005.

L'action Mobistar a, néanmoins, surperformé par rapport au secteur européen des télécoms, clôturant l'année avec un cours de 67 euros, soit 2,8% de moins qu'à la fin de l'année 2004. Le cours a connu une relative stabilité tout au long de 2005, ne fluctuant que de 12% maximum. Le prix maximum de 70,85 euros a été atteint le 29 juin et le prix minimum de 62,35 euros le 8 août.

••• Structure de l'actionnariat

La structure de l'actionnariat de Mobistar est restée relativement stable en 2005. En février, Bruficom a vendu sa participation de 4%, ce qui a eu pour conséquence un accroissement du flottant au-delà de 45%.

Suite à l'exercice d'options par les salariés de Mobistar, le nombre d'actions a crû légèrement, passant de 63.035.789 fin 2004 à 63.273.655 fin 2005. La capitalisation boursière atteignait 4.239 millions d'euros au 31 décembre 2005. Le volume d'actions échangées a sensiblement augmenté en 2005, grimpant à une moyenne quotidienne de 187.167 actions (contre 127.295 en 2004) et à un total de 47,9 millions pour l'ensemble de l'année.

Dans le cadre du programme d'achat d'actions proposé au personnel de Mobistar, l'entreprise a acheté 98.500 actions sur le marché en septembre 2005. Les salariés ont pu les acquérir avec un discount de 16,66% contre l'engagement de les conserver durant deux ans minimum.

••• Rémunération des actionnaires

Le 6 février 2006, le conseil d'administration de Mobistar a décidé de proposer à l'assemblée générale, ayant lieu le 3 mai 2006, le paiement d'un dividende d'un montant de 4 euros par action, constitué de 2,40 euros à titre de dividende ordinaire et de 1,60 euro à titre de rémunération exceptionnelle prenant la forme d'une réduction de capital.

Le paiement du dividende ordinaire sera effectué à partir du 10 mai 2006, la rémunération exceptionnelle sera versée à partir du 2 août.





vente et distribution

La distribution de Mobistar s'appuie sur des points de vente détenus en propre (5 ouvertures en 2005), sur 128 Mobistar Centers, ainsi que sur la distribution ouverte (agents indépendants, chaînes spécialisées et supermarchés). Points forts de 2005 : la création d'un nouveau concept de magasin centré sur l'expérience du client, un accès direct à l'information et des services simples, fiables et appropriés.

••• De nouveaux espaces de découverte

En 2005, Mobistar a ouvert son premier point de vente détenu en propre, rue Neuve, à Bruxelles. Quatre autres implantations ont suivi à Bruxelles, Louvain-la-Neuve, et Gand. Nouvelles vitrines commerciales de Mobistar, ces surfaces de vente ont été conçues pour guider les utilisateurs dans la multitude des GSM et des nouveaux services offerts par Mobistar, tels que l'ADSL, la téléphonie fixe, les services interactifs, les logos, ringtones et jeux du moment. Le client y reçoit des conseils personnalisés et des informations claires sur l'ensemble des produits et services, du plus simple au plus sophistiqué. Il peut toucher et tester tous les GSM et leurs accessoires, qui sont placés au centre du magasin, et y découvrir à son aise les offres convergentes plus complètes de Mobistar. L'objectif n'est pas de vendre à tout prix, mais de répondre aux besoins du client.
Ce concept novateur a été développé par l'agence britannique Fitch. Mobistar le décline dans ses propres points de vente avant de l'intégrer aux points de vente de ses agents.

••• Rénovation des Mobistar Centers

La création de nouveaux espaces de vente ne remet pas en cause le développement des Mobistar Centers, qui étaient au nombre de 128 à fin 2005. Mobistar a toutefois décidé de donner un souffle neuf aux points de vente des agents en leur apportant plus de cohérence. Un programme de rénovation complet a été mis en œuvre en 2005, touchant tant l'aspect et la convivialité des surfaces de vente que les offres, la qualité du service et l'approche du client. Les vendeurs sont formés à répondre au mieux aux besoins du client et à lui offrir la solution la plus adaptée à sa demande et à son profil. Des critères de qualité et des règles de fonctionnement ont été adoptés. Leur respect par les agents fait l'objet d'évaluations régulières et conditionne une partie de leur rémunération.



nouveautés pour le marché résidentiel

Mobistar a lancé, en 2005, plusieurs nouveaux produits et services à la fois simples, fiables et parfaitement adaptés aux besoins spécifiques de ses clients, dans chaque segment du marché résidentiel.

••• De nombreux lancements innovants

> BlackBerry® pour tous

En lançant la version BlackBerry® Internet Edition accessible aux particuliers, Mobistar confirme sa volonté d'offrir à ses clients un accès permanent à l'information où qu'ils se trouvent. Pour rappel, Mobistar avait été la première à lancer la version "Entreprises" de BlackBerry® en juillet 2004. Solution développée par la société canadienne RIM (Research in Motion Ltd), BlackBerry® permet la réception et l'envoi de mails en temps réel. L'utilisateur peut donc lire et transmettre l'intégralité ou un abstract des fichiers attachés à ses e-mails (Microsoft® Word, Excel, PowerPoint...) au départ de son terminal compatible BlackBerry®.

> la première chaîne télé sur téléphone mobile

Durant l'été 2005, Mobistar a été le premier opérateur à lancer la télévision sur le GSM. Au terme de l'accord conclu avec Belgian Business Television, les clients de Mobistar disposant d'un GSM compatible EDGE peuvent avoir accès aux chaînes économiques Canal Z et Kanaal Z via leur téléphone mobile sur l'ensemble du territoire. Les utilisateurs ont également la possibilité de télécharger des flashes vidéo portant sur l'actualité nationale et internationale, le sport, la culture et des sujets insolites.

> la flexibilité grâce à Mobistar My Life

La formule modulable Mobistar My Life répond au souhait de nombreux utilisateurs de téléphonie mobile de composer leur propre plan tarifaire. Elle permet au client de combiner des formules tarifaires de base de 15, 25 ou 35 euros par mois et diverses options, comprenant des modules de crédit d'appels et des forfaits SMS. Mobistar My Life se calque ainsi parfaitement sur les besoins de chacun.

> trois façons de surfer

En lançant une gamme complète de services ADSL pour le marché résidentiel, Mobistar a franchi une étape décisive dans son évolution vers le statut d'opérateur intégré. Les services ADSL de l'opérateur sont basés sur trois offres spécifiques :

- Mobistar ADSL est conçue pour l'utilisateur qui désire conserver son abonnement de téléphonie fixe auprès de l'opérateur historique, tout en accédant aux services Internet développés par Mobistar.
- Mobistar ADSL Connect permet d'utiliser l'ADSL sans souscrire un abonnement de téléphonie fixe. L'accès au réseau fixe est pris en charge par Mobistar et intégré dans son offre, ce qui permet à l'utilisateur d'économiser ses frais mensuels d'abonnement de téléphonie fixe. Le client a, en outre, l'avantage de se limiter à un interlocuteur unique en matière de téléphonie mobile et d'accès à Internet.
- Mobistar ADSL Talk est adaptée aux utilisateurs qui désirent, outre l'ADSL, accéder à la téléphonie fixe illimitée tout en conservant leur abonnement de téléphonie fixe auprès de l'opérateur historique. Cette offre permet à l'utilisateur d'appeler gratuitement et sans limites d'un téléphone fixe vers un autre téléphone fixe via le réseau Mobistar, sur l'ensemble du territoire national.

Conjointement, Mobistar a lancé la Livebox, développée par France Télécom. Compatible Wi-Fi et Bluethooth, équipée de ports Ethernet et USB, elle permet de connecter sans fil un ou plusieurs ordinateurs à l'ADSL. Grâce à sa fonction de routeur, la Livebox constitue le point central d'accès, au cœur de la maison, à tous les services de télécommunication : téléphones fixes et mobiles, ordinateurs fixes et portables, caméras, consoles de jeux vidéo...

> Simply by Mobistar : l'accès aux fonctions essentielles

Simply by Mobistar est une offre de téléphonie mobile prépayée à tarif réduit vendue sous la marque Mobistar, mais accessible uniquement via Internet. Elle s'adresse aux utilisateurs qui veulent surtout accéder aux services essentiels de la téléphonie mobile (téléphoner et envoyer des SMS), à un prix serré. Les utilisateurs de Simply by Mobistar peuvent téléphoner vers tous les réseaux nationaux, fixes et mobiles, pour le prix forfaitaire de 0,19 euro par minute, sans frais de connexion par appel. Certains avantages, tels que la messagerie gratuite ou le roaming activé à l'étranger, sont maintenus.

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business solutions

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••• Convergence accrue

Les solutions multi-accès permettant de se connecter au départ de n'importe quel lieu, n'importe quel terminal et n'importe quel type de réseau sont devenues essentielles pour la clientèle professionnelle.
Le succès soutenu de Mobistar dans le monde des entreprises s'explique, entre autres, par la convergence de ses offres. Mobistar est, en effet, le seul opérateur en Belgique capable de proposer des offres réunissant téléphonie fixe, mobile (voix et data) et ADSL.

••• Transmission de données mobiles

Les possibilités de connexion pour les clients du monde professionnel ont encore été élargies en 2005, grâce au lancement de plusieurs produits spécifiques.

> rester en contact

En lançant la version BlackBerry® Internet Edition, dédicacée au segment des PME et des SOHO ("small office-home office"), Mobistar permet à ses clients de consulter et de traiter leurs e-mails en temps réel par l'intermédiaire de leur téléphone mobile. Solution développée par la société canadienne RIM (Research in Motion Ltd), BlackBerry® réceptionne et envoie automatiquement les e-mails et les données de et vers le téléphone mobile. Elle offre à son utilisateur un accès permanent à l'information où qu'il soit. Celui-ci peut lire et transmettre l'intégralité ou un abstract des fichiers attachés à ses e-mails (Microsoft® Word, Excel, PowerPoint...) au départ de son terminal compatible BlackBerry®.

> se connecter partout

Mobistar a mis à la disposition de ses clients la Mobile Office Card à insérer dans les PC portables, permettant de se connecter à tout moment via les réseaux 3G, EDGE et GPRS. La Mobile Office Card choisit automatiquement le plus rapide des réseaux disponibles. L'utilisateur d'un ordinateur portable peut ainsi surfer, envoyer et recevoir des e-mails, utiliser des applications du réseau d'entreprise et gérer des messages textuels, le tout sans le moindre câble téléphonique.

> les machines dialoguent

Grâce à sa force d'innovation, Mobistar peut se targuer d'être devenu le leader du marché de la communication entre machines, plus communément appelée "MaTMa" ou "Machine-To-Machine". En 2005, Mobistar a dépassé le seuil des 50.000 cartes SIM installées permettant à des machines de communiquer. Les applications de cette technologie sont innombrables et en croissance constante. Les segments les plus importants sont la télémétrie, la télématique et la protection contre le vol.
A titre d'exemple, une carte SIM insérée dans un jeu de Bingo permet à l'établissement de se conformer à la réglementation. Cette application télémétrique envoie, en effet, régulièrement un rapport à l'administration concernée. Le même processus peut être installé sur une flotte de camions : cette application télématique autorise une meilleure organisation du dispatching des marchandises. Les systèmes antivol "track & trace" installés dans les voitures haut de gamme sont également équipés de cartes SIM de Mobistar.

••• Communication vocale

> un plan tarifaire novateur

Mobistar a lancé, en 2005, un plan tarifaire novateur, qui garantit aux entreprises une réelle transparence et une meilleure maîtrise des coûts. La formule Business Exclusive repose sur un tarif avantageux à la minute et dégressif en fonction des appels. Son système Invoice Split permet, en outre, d'établir une distinction entre coups de fil privés et appels professionnels, ce qui offre à l'entreprise un meilleur contrôle des coûts de communication. Business Exclusive se combine aisément avec la téléphonie fixe et les solutions data.

> organiser une conference call

Le service Conference Call est une autre innovation pour le marché professionnel. Il offre à plusieurs interlocuteurs (6 au maximum) la possibilité de communiquer au départ d'un GSM ou d'une ligne fixe, en Belgique comme à l'étranger, et cela quel que soit l'opérateur auquel ils sont affiliés. Seule la personne qui prend l'initiative de la conference call paie les frais de communication par participant au tarif GSM normal. Ce service est activé automatiquement et sans frais.

••• Le GSM comme avantage extra-légal

Au hit-parade des avantages extra-légaux, le GSM et/ou l'abonnement au nom de l'entreprise s'est rapidement taillé une belle place. Il représente déjà 19% de tous les avantages extra-légaux en Belgique. Les employés l'apprécient car ils le considèrent comme une "gratification créatrice d'image de marque". Pour l'entreprise, il s'agit d'un bonus intéressant d'un point de vue financier et fiscal, ainsi que sur le plan de la mobilité des collaborateurs. En 2005, Mobistar a lancé des solutions spécifiques auprès de sa clientèle professionnelle, en particulier auprès des grands comptes, afin d'insérer cet avantage dans le package salarial de leurs employés.

les ressources humaines

Dans un environnement concurrentiel aussi difficile que celui des télécoms, les ressources humaines constituent le moteur de la croissance. En 2005, l'ensemble des collaborateurs et collaboratrices de Mobistar se sont placés sous le signe de la performance.



A fin décembre 2005, l'effectif se composait de 1.669 team members, soit 37 de plus qu'à fin décembre 2004. Cette hausse s'explique par le fait que de plus en plus de consultants sont remplacés par des salariés. Le personnel de Mobistar compte 7% de team members d'origine étrangère (16 nationalités différentes). Les femmes représentent 35% de l'effectif global. L'âge moyen des team members est de 36 ans et l'ancienneté moyenne grimpe à 5,5 ans.

••• Vers une culture de la performance

La Direction des ressources humaines a intégré au système des rémunérations un régime de salaire variable pour l'ensemble des team members de Mobistar. La part du salaire variable, ainsi que la ventilation des objectifs à atteindre (objectifs personnels et corporate), varient selon la fonction occupée.

De nombreuses sessions d'information des collaborateurs et des programmes de formation des managers ont facilité la mise en place de cette nouvelle culture de la performance. Les premières sessions d'évaluation (Individual Evaluation Rewarding Process) ont eu lieu en 2005. Elles vont se poursuivre au rythme de deux évaluations par an.

••• De nouvelles initiatives pour stimuler le dialogue

> lancement de Together

Together, le nouveau magazine interne de Mobistar, lancé durant l'été 2005 et diffusé trimestriellement auprès de l'ensemble des collaborateurs, a reçu un accueil très favorable. Sa formule dynamique contribue à tendre une passerelle entre la vie professionnelle et la vie privée des team members de Mobistar, ce qui plaît à un grand nombre de personnes.

> rencontres informelles avec le CEO

La culture de la transparence prônée par Mobistar s'exprime au travers d'un nouveau rendez-vous mensuel : les rencontres informelles avec le CEO, Bernard Moschéni. L'objectif est que les responsables de chaque département puissent débattre de manière ouverte et constructive avec le top management, une fois par an au moins, sur des thèmes concrets.

> des PC à des prix intéressants

Initié en 2004, le projet "PC privés" a connu un engouement certain en 2005, avec plus de 300 ordinateurs achetés par des collaborateurs de Mobistar. Ce programme offre à chacun l'opportunité d'acquérir du matériel informatique à des prix intéressants pour un usage privé et professionnel, sans que cela soit considéré, dans le chef du salarié, comme un avantage en nature.

••• Une structure adaptée

Animée d'un souci constant de se rapprocher de ses clients, Mobistar a fait évoluer, en 2005, tant son organisation technique que son organisation commerciale. L'objectif était d'unifier, d'intégrer et de simplifier la structure afin d'être à même de présenter une offre encore plus cohérente au marché.

L'évolution de la structure s'est traduite par des changements au sein du Management Committee de Mobistar, dont le nombre de membres a été ramené de 11 à 8. Erick Cuvelier, Chris Van Roey et Olivier Ysewijn ont fait leur entrée au sein du Management Committee en mars 2005. Ils sont respectivement en charge du marketing, de la communication, du Corporate Development & Strategy. Benoît Scheen a rejoint le Management Committee en novembre 2005, avec le titre de Chief Commercial Officer.



la stratégie marketing et la marque mobistar

La stratégie marketing de Mobistar se construit autour du client. Elle a été adaptée en 2005 pour mieux s'inscrire dans un marché plus mature, mais aussi toujours plus concurrentiel. La segmentation de la clientèle a été affinée et approfondie. L'accent a été mis sur la fidélisation des clients existants, le développement des applications, ainsi que les offres convergentes.

••• Marché résidentiel

En 2005, Mobistar s'est efforcée d'appréhender mieux encore les besoins réels de ses clients en fonction de leur profil. C'est dans ce cadre qu'il faut replacer les lancements de produits tels que Mobistar My Life, Mobistar My Family et Simply by Mobistar, ainsi que les offres ADSL (Mobistar ADSL, Mobistar ADSL Connect et Mobistar ADSL Talk).

> les Plus de Mobistar

En octobre 2005, Mobistar a développé un nouveau concept, récompensant les clients de leur fidélité. Les réductions temporaires, qui visaient surtout à attirer de nouveaux clients, ont été remplacées par des offres immédiates, progressives et permanentes. Les Plus de Mobistar permettent de combiner l'acquisition de nouveaux clients, la fidélisation des clients existants et le développement des applications.

> davantage de contacts avec le client

En 2005, Mobistar a renforcé ses canaux de contact direct avec le client via ses nouveaux espaces de vente propres, le téléphone et le SMS.

••• Marché business

La stratégie marketing de Mobistar à l'égard de sa clientèle business a été marquée, en 2005, par une réintégration du segment "small office-home office" (indépendants et professions libérales) dans le marché professionnel, aux côtés des PME et des grands comptes. L'offre de Mobistar a été caractérisée par une approche sur mesure correspondant aux besoins de cette clientèle, particulièrement en ce qui concerne les offres convergentes.

L'infrastructure réseau est un point essentiel de la stratégie marketing orientée vers le client business. En 2005, les événements marquants ont été le renforcement de la couverture "indoor" permettant d'atteindre un niveau de service digne des meilleurs réseaux européens, la mise en œuvre du réseau EDGE avec une couverture nationale et le début du déploiement de l'UMTS.

Mobistar a également renforcé sa position d'opérateur intégré, mettant en évidence la convergence des technologies. Il a ainsi lancé la solution SDSL (Symetric Digital Suscribed Line), offrant des solutions très compétitives pour les connexions entre les entreprises et le réseau Mobistar.
Les offres ont aussi été optimisées pour répondre aux trois exigences stratégiques de Mobistar : fiabilité, simplicité et pertinence. Trois produits ont été lancés en ce sens : Business Exclusive (mobile/voix), Fixe Unlimited (fixe/voix) et BlackBerry® (mobile/Internet pour le marché des indépendants et professions libérales). Mobistar a, en outre, fortifié la performance de ses agents en contact avec les entreprises.

Mobistar a choisi de se distinguer de ses concurrents en privilégiant en permanence la relation avec ses clients. Cette stratégie transparaît aussi dans le rafraîchissement de la marque mis en œuvre en 2005. L'écoute devient la valeur centrale du message.

••• Le recentrage sur la marque

Continuer à renforcer sa marque reste l'ambition de Mobistar. Toutes les initiatives ont donc convergé, en 2005, vers une différenciation accrue de celle-ci. Grâce au Brand Tracker, Mobistar soumet sa marque à une analyse permanente et affine son positionnement par rapport à la concurrence.

••• Placer le client au centre de son univers de communication

La relation que Mobistar tisse avec ses clients repose sur la confiance, la simplicité et la pertinence. Ce positionnement, davantage axé sur la personne que sur le prix ou le produit, s'exprime dans la nouvelle personnalité de la marque Mobistar : mature, empreinte de sérénité, reflet d'un certain art de vivre.

> un univers encore plus émotionnel

Une campagne télévisée traduisant cette nouvelle philosophie a été diffusée en juillet et août 2005. L'écoute du client est au cœur du message. Le rafraîchissement de la marque transparaît dans le logo, la palette de couleurs, les angles de prises de vues, la musique. Un univers encore plus émotionnel, plus esthétique, plus mûr.

> l'illustration du concept Mobistar Plus

Dans le même esprit, une campagne multimédias, initiée en octobre 2005, a soutenu le concept Mobistar Plus et ses différentes offres. Mobistar Plus propose des offres immédiates, progressives et permanentes à tous les clients, qu'ils soient nouveaux ou anciens. Ce concept est résumé dans le slogan de la campagne, qui met l'accent sur la fidélisation des clients : "Quand Mobistar vous donne plus, c'est pour la vie".

••• Lauréat de trois prix Effie

Mobistar est le principal gagnant des prix décernés, en juin 2005, par Effie Belgium pour récompenser les publicités dont l'efficacité a été prouvée. Le Gold Effie et le Grand Effie ont été attribués à Mobistar, de même que le Measurement of Effectiveness Award (MEA), un prix spécial couronnant, sur le long terme, l'utilisation la plus professionnelle des techniques de mesure des campagnes publicitaires.



réseau et opérations

Les évolutions technologiques, en particulier le développement de la large bande ("broadband"), ont conduit Mobistar à passer d'une logique d'accès au réseau à une logique d'accès aux services. Etre capable d'offrir des services aux clients en tout lieu, à tout moment, quel que soit le support, est l'ambition de Mobistar, qui a fortement évolué, en 2005, vers le statut d'opérateur intégré.

••• Une très bonne couverture "deep indoor"

Mobistar a considérablement investi, en 2005, dans la modernisation de son réseau 2G, qui assure une couverture à plus de 99% de la population. Les quelque 3.000 stations de base qui composent le réseau Mobistar ont été équipées d'un matériel de haute technologie livré par Nortel Networks. Environ 200 antennes supplémentaires ont également été implantées dans l'ensemble du pays.

Le renouvellement complet du réseau d'accès contribue à améliorer encore la qualité vocale et celle du transfert de données, ainsi que la capacité et la couverture du réseau. Il garantit, en particulier aux clients de Mobistar une excellente couverture à l'intérieur des bâtiments ("deep indoor"), partout en Belgique.

••• Le déploiement du réseau EDGE

Mobistar a été le premier opérateur à offrir une couverture nationale "broadband", ce qui lui donne un avantage compétitif certain par rapport à la concurrence. Dès juin 2005, le réseau EDGE (Enhanced Data for Global Evolution) a été déployé sur l'ensemble du territoire, rapidement et à moindre coût. A la fin de l'année, la couverture atteignait 99% [illegible] la population.

[illegible]stitue une étape décisive dans l'évolution de la [illegible]SM de la seconde génération. Cette solution pe[illegible] [illegible]plier jusqu'à quatre fois la vitesse de transi[illegible] [illegible]ar rapport au GPRS. Elle renforce [illegible]tilisation des [illegible] [illegible]e data et ouvre la voie à de [illegible]veaux services [illegible] Ceux-ci sont désormais [illegible]ssibles à tous les [illegible] [illegible]bistar équipés d'un terminal compatible avec [illegible] (GSM EDGE, ordinateur portable avec une car[illegible] [illegible]DA compatible EDGE). La rapidité et la convivialité [illegible] la technologie EDGE représentent donc une avancée évidente tant sur le marché professionnel que sur le marché résidentiel.

••• La mise en place du réseau 3G

Parallèlement au déploiement du réseau EDGE, Mobistar a entamé la mise en place du réseau 3G (UMTS) conformément aux exigences du régulateur. La couverture se concentrait, à fin 2005, sur Bruxelles et Anvers, soit 30% de la population. Le réseau 3G garantit un débit deux fois supérieur à EDGE et rend possible de nouvelles applications comme la vidéo-téléphonie.

••• Le nouveau département ITN

Pour anticiper l'évolution du marché, Mobistar a remodelé son organisation technique. Le nouveau département ITN (Information Technology & Network) rassemble les équipes chargées du développement et celles qui s'occupent de l'opérationnel en téléphonie fixe et mobile.

Cette adaptation de l'organisation répond à un triple objectif : accroître l'efficacité dans une optique de meilleur service au client, réduire le temps d'accès au marché, avoir une meilleure structure de coûts. L'ambition de Mobistar est, en effet, de devenir un véritable opérateur intégré. Cette politique répond à la stratégie de croissance du Groupe France Télécom, stratégie qui repose sur l'innovation et l'intégration.





rapport d'activité 2005



Mobistar accorde beaucoup d'importance à la bonne gouvernance et confirme sa volonté de se conformer au Code Belge de Gouvernance d'Entreprise. Le Comité de Supervision de Gouvernance (un comité ad hoc créé par le Conseil d'Administration) a continué ses travaux en 2005 et s'est concentré notamment sur la rédaction de la Charte de gouvernance d'entreprise. Cette Charte a été publiée (en 3 langues) sur le site de la société le 30 décembre 2005 et ceci conformément aux dispositions du Code.

Tout comme l'année passée, Mobistar a rédigé ce Chapitre de gouvernance d'entreprise selon les dispositions du Code Belge de Gouvernance d'Entreprise.

La société estime que sa Charte de gouvernance d'entreprise ainsi que le présent Chapitre de gouvernance d'entreprise reflètent à la fois l'esprit et les prescriptions du Code Belge de Gouvernance d'Entreprise.

Dans la Charte de gouvernance d'entreprise, la société explique qu'elle a choisi de ne pas dévier de la définition légale d'administrateur indépendant telle que prévue par l'article 524 du Code des sociétés, par souci de clarté et de cohérence avec les dispositions légales belges. La société a donc choisi de ne pas se référer à la définition d'«administrateur indépendant» telle que prévue par le Code Belge de Gouvernance d'Entreprise (section 2.3). Hormis ce point, il n'y a aucune dérogation vis-à-vis du Code.

Mobistar souhaite encourager et faciliter la participation des actionnaires à l'assemblée générale annuelle. A cette fin, elle a décidé d'utiliser pour la deuxième fois la procédure de la date d'enregistrement qui évite aux actionnaires de bloquer leurs actions pendant plusieurs jours (et ceci en combinaison avec la procédure «classique» de dépôt). La société a constaté que les actionnaires institutionnels attachent beaucoup d'importance à cette facilité.

Dans un même souci, la société a également pris des mesures afin d'assurer la gratuité de l'accès à l'assemblée générale. Lors de la dernière assemblée générale, des actionnaires individuels avaient signalé que certaines banques comptaient des frais pour délivrer des cartes d'accès. La société est intervenue auprès des banques concernées.

1. La composition du Conseil d'Administration

Le Conseil d'Administration est composé d'un maximum de 18 administrateurs suivant l'article 13 des statuts de la société.

Au 31 décembre 2005, le conseil était composé de 12 membres dont 4 administrateurs indépendants. Il n'y a pas de limite d'âge instaurée au sein du conseil.

Les mandats de Monsieur Alex Brabers et de la société SRIB/GIMB (représentée par Monsieur Serge Vilain) sont venus à échéance à l'issue de l'assemblée générale du 4 mai 2005 et n'ont pas été renouvelés.

Nom	Qualité	Fonction principale	Age	Nationalité	Fin mandat
Jan Steyaert	Président	Président Telindus Group	60	Belge	2008
Bernard Moschéni[1][2]	Administrateur	Directeur Général Mobistar	53	Française	2008
Annemie Neyts[3][6]	Administrateur	Parlementaire	61	Belge	2008
Sparaxis[3][4]	Administrateur				
Eric Dekeuleneer[3]	Administrateur	CEO Credibe	53	Belge	2008
		CEO Fondation Universitaire			
Philippe Delaunois[3][7]	Administrateur	Administrateur de sociétés	64	Belge	2008
Bernard Ghillebaert[1]	Administrateur	CEO UK (Orange)	53	Française	2008
Sanjiv Ahuja[1]	Administrateur	CEO (Orange)	49	Américaine	2008
Brigitte Bourgoin[1]	Administrateur	Directeur International (Orange)	52	Française	2008
Tim Lowry[1]	Administrateur	VP Europe de l'Ouest (Orange)	50	Anglaise	2008
Michel Poirier[1]	Administrateur	Directeur Fin. & Trésorerie (FT)	56	Française	2008
Wirefree Services Belgium[1][5]	Administrateur				2008

(1) Administrateurs représentant l'actionnaire majoritaire (Wirefree Services Belgium).
(2) Administrateur chargé de la gestion journalière.
(3) Les administrateurs indépendants ont signé une déclaration indiquant qu'ils respectent les critères d'indépendance mentionnés dans l'article 524 §4 du Code des sociétés.
(4) La société Sparaxis est liée à la SRIW (Société Régionale d'Investissement de Wallonie) et est représentée par Monsieur Eric Bauche (Conseiller du Comité de Direction de la SRIW).
(5) La société Wirefree Services Belgium est représentée par Monsieur Aldo Cardoso (Administrateur indépendant d'Orange SA).
(6) Madame Annemie Neyts a démissionné de son mandat d'administrateur (indépendant) avec effet au 1er janvier 2006.
(7) Monsieur Philippe Delaunois a été nommé par l'assemblée générale du 4 mai 2005.

••• Présentation des administrateurs nommés en 2005

Philippe Delaunois

Agé de 64 ans, de nationalité belge, Philippe Delaunois a une formation d'ingénieur civil métallurgiste, d'ingénieur commercial et est diplômé de la Harvard Business School. Philippe Delaunois a effectué son parcours professionnel au sein de Hainaut-Sambre et de Cockerill-Sambre où il était administrateur délégué et directeur général. Il est actuellement administrateur de plusieurs sociétés. Il a également été Président de l'Union Wallonne des Entreprises (de 1990 à 1993) et est actuellement Consul Honoraire d'Autriche pour le Hainaut et Namur.
Monsieur Delaunois a été nommé en tant qu'administrateur indépendant et remplit toutes les conditions d'indépendance requises par le Code des sociétés.

Il est important de noter que la convention d'actionnaires du 17 septembre 1998 prévoit que «les parties s'engagent à ne pas proposer de candidats pour des fonctions au sein des organes et comités de la société, lorsque ces personnes détiennent par ailleurs des mandats présentant une incompatibilité avec celui à exercer au sein de la société». Hormis ce principe, il n'y a pas d'autres règles internes sur l'exercice de la fonction d'administrateur.

Pour l'année 2005, les administrateurs indépendants recevront une rémunération forfaitaire annuelle de EUR 30.000 ainsi qu'une rémunération additionnelle de EUR 2.000 par session d'un comité du conseil à laquelle ils ont participé. Les autres mandats d'administrateur sont exercés gratuitement.

Il existe entre différentes sociétés du groupe France Télécom/Orange et la société, des conventions et/ou facturations relatives aux prestations de membres du personnel de sociétés du groupe France Télécom/Orange en faveur de la société. Inversement, les prestations effectuées par la société en faveur du groupe sont également facturées. La société a également conclu un contrat de gestion avec Telindus Group pour les prestations de Monsieur Jan Steyaert en faveur de la société. Cette dernière convention a été résiliée avec effet au 1er janvier 2006.

2. Le fonctionnement du Conseil d'Administration

Il est prévu que le conseil se réunisse au moins 6 fois par an. Les sujets les plus significatifs débattus au sein du Conseil d'Administration en 2005 ont été:

- la stratégie de la société;
- le budget et le financement de la société;
- la situation opérationnelle et financière;
- les grands projets;
- les évolutions techniques;
- la stratégie en matière d'ADSL et de MVNO;
- l'évolution du cadre réglementaire;
- le suivi des litiges importants.

La direction de la société fournit systématiquement aux administrateurs avant chaque réunion du conseil un dossier avec toutes les informations et tous les détails nécessaires en vue de la délibération et la prise de décisions sur les sujets à l'ordre du jour (dont les principaux sont énumérés ci-dessus).

Les statuts prévoient qu'en principe les résolutions du Conseil d'Administration sont prises à la majorité des voix émises. Néanmoins, la convention d'actionnaires du 17 septembre 1998 prévoit que certaines décisions ne peuvent être adoptées que s'il n'y pas plus d'un administrateur qui émet un vote négatif; cette convention comprend également des règles supplémentaires concernant l'approbation du budget.

Le Conseil d'Administration s'est réuni 8 fois au cours de l'année 2005. Deux réunions «techniques» ont également eu lieu les 5 août 2005 et 5 septembre 2005 (constatation d'augmentation de capital suite à la conversion de warrants); ces réunions ne sont pas reprises dans la liste de présences ci-dessous.

••• Présences des administrateurs aux réunions du Conseil d'Administration

Administrateurs	7 février	17 mars	21 avril	25 juillet	23 septembre	20 octobre	17 novembre	22 décembre
Jan Steyaert	représenté	présent	présent	présent	présent	présent	présent	présent
Bernard Moschéni	présent	présent	présent	présent	présent	présent	présent	présent
Annemie Neyts	présente	présente	présente	présente	représentée	excusée	représentée	représentée
Sparaxis	présente	représentée	présente	présente	présente	présente	présente	présente
Brigitte Bourgoin	présente	présente	présente	présente	présente	présente	présente	présente
Sanjiv Ahuja	présent	représenté	représenté	représenté	présent	présent	présent	représenté
Bernard Ghillebaert	présent	représenté	présent	présent	présent	présent	présent	présent
Tim Lowry	présent	présent	présent	présent	présent	présent	présent	présent
WSB	présente	présente	présente	présente	présente	présente	présente	présente
Michel Poirier	présent	présent	présent	présent	présent	présent	présent	présent
Eric Dekeuleneer	présent	présent	présent	présent	présent	excusé	présent	présent
Philippe Delaunois	/	/	/	présent	présent	excusé	présent	présent
Alex Brabers	présent	présent	présent	/	/	/	/	/
SRIB/GIMB	présente	présente	excusée	/	/	/	/	/

3. Comités créés par le Conseil d'Administration

Le Conseil d'Administration a instauré trois comités statutaires (le Comité d'Audit, le Comité de Rémunération et de Nomination et le Comité Exécutif) ainsi qu'un comité extra-statutaire (le Comité de Supervision de Gouvernance).

••• Le Comité d'Audit

Le Comité d'Audit était composé de cinq administrateurs au cours de l'année 2005: Messieurs Alex Brabers (Président), Tim Lowry, Michel Poirier, Eric Dekeuleneer et la société Sparaxis (représentée par Monsieur Eric Bauche).

La composition a été revue le 25 juillet 2005. Depuis cette date, le Comité d'Audit est composé de: Messieurs Eric Dekeuleneer (Président), Philippe Delaunois, Tim Lowry, Michel Poirier et la société Sparaxis (représentée par Monsieur Eric Bauche).

Ce comité a pour mission d'assister le conseil d'administration dans ses responsabilités en matière d'intégrité de l'information financière de la société et notamment de superviser les rapports financiers, l'audit interne, l'audit externe et les relations financières entre la société et ses actionnaires. Le Comité d'Audit s'est réuni 7 fois au cours de l'année 2005.

Monsieur Brabers a participé aux réunions des 3 février, 14 mars et 21 avril 2005. Messieurs Lowry, Poirier et Bauche (représentant la société Sparaxis) ont participé aux réunions des 3 février, 14 mars, 21 avril, 20 juillet, 11 octobre, 18 octobre et 19 décembre 2005. Monsieur Dekeuleneer a participé aux réunions des 3 février, 21 avril, 20 juillet, 11 octobre, 18 octobre et 19 décembre 2005. Monsieur Delaunois a participé aux réunions des 11 octobre, 18 octobre et 19 décembre 2005.

Les sujets les plus significatifs débattus au sein du Comité d'Audit en 2005 ont été:

- le reporting financier;
- l'audit statutaire;
- les missions d'audit interne;
- les relations avec les parties liées;
- les normes comptables (et la transition IAS/IFRS);
- le projet Sarbanes Oxley;
- le financement de la société;
- la taxation.

••• Le Comité de Rémunération et de Nomination

Le Comité de Rémunération et de Nomination était composé de cinq administrateurs à fin 2005: Mesdames Brigitte Bourgoin (Président) et Annemie Neyts, Messieurs Jan Steyaert, Eric Dekeuleneer et Philippe Delaunois.

Ce Comité a pour mission d'assister le conseil d'administration dans l'établissement de la rémunération des dirigeants de la société (président, administrateur-délégué, directeur général et personnes rapportant directement à ceux-ci) ainsi que d'assister le conseil d'administration dans les propositions de nomination ou de réélection des membres du conseil d'administration.

Le Comité de Rémunération et de Nomination s'est réuni 3 fois au cours de l'année 2005.

Madame Bourgoin et Monsieur Steyaert ont participé aux réunions des 17 mars, 22 septembre et 20 octobre 2005. Madame Neyts a participé à la réunion du 17 mars 2005. Monsieur Dekeuleneer a participé aux réunions des 22 septembre et 20 octobre 2005. Monsieur Delaunois a participé à la réunion du 22 septembre 2005.

En 2005, le Comité de Rémunération et de Nomination a examiné les programmes de bonus pour le personnel, la rémunération des membres du management exécutif, le plan d'achat d'actions (DSPP 2005) ainsi qu'une offre de l'état français faite dans le cadre de la législation française sur les privatisations offrant aux employés la possibilité d'acheter des actions France Télécom à un prix réduit moyennant un blocage pendant deux ans.

••• Le Comité Exécutif

Le conseil d'administration a instauré un Comité Exécutif. L'étendue des pouvoirs et le fonctionnement du Comité Exécutif ont été déterminés dans un règlement d'ordre intérieur. Certaines matières importantes qui sont expressément énumérées dans ce règlement (telles que l'élaboration du budget annuel, les décisions impliquant une modification importante du budget, la nomination des membres de la direction et autres matières du même ordre) requièrent la consultation préalable du Comité Exécutif par le "Management Committee".

Ce Comité était composé de cinq administrateurs au cours de l'année 2005: Madame Brigitte Bourgoin (Président), Messieurs Bernard Moschéni, Jan Steyaert, Tim Lowry et la société SRIB (représentée par Monsieur Serge Vilain).

La composition du Comité Exécutif a été revue le 25 juillet 2005. Depuis cette date, le Comité est composé de: Monsieur Jan Steyaert (Président), Madame Brigitte Bourgoin, Messieurs Tim Lowry et Philippe Delaunois ainsi que la société Sparaxis (représentée par Monsieur Eric Bauche).

Le Comité Exécutif s'est réuni 4 fois au cours de l'année 2005.

Madame Bourgoin et Monsieur Steyaert ont participé aux réunions des 18 janvier, 29 juin, 13 septembre et 20 octobre 2005. Monsieur Bauche (représentant la société Sparaxis) a participé aux réunions des 13 septembre et 20 octobre 2005. Monsieur Delaunois a participé aux réunions des 29 juin et 13 septembre 2005. Monsieur Lowry a participé aux réunions des 18 janvier et 13 septembre

2005. Messieurs Moschéni et Vilain (représentant la SRIB) ont participé à la réunion du 18 janvier 2005.

En 2005, le Comité Exécutif a traité notamment les sujets suivants:
- les résultats de la société;
- le projet broadband;
- les nouveaux investissements;
- le remplacement des équipements (Nortel Swap);
- l'état d'avancement du projet UMTS.

••• Le Comité de Supervision de Gouvernance

Ce Comité est un comité ad hoc instauré fin décembre 2004, après la publication du nouveau Code de Gouvernance d'Entreprise, afin de suivre les évolutions en matière de gouvernance d'entreprise et d'assurer sa mise en œuvre chez Mobistar.

Ce Comité était composé de 4 administrateurs à fin 2005: Messieurs Eric Dekeuleneer (Président), Jan Steyaert, Tim Lowry, et la société Wirefree Services Belgium (représentée par Monsieur Aldo Cardoso).

Le Comité de Supervision de Gouvernance s'est réuni 5 fois au cours de l'année 2005. Tous les membres ont participé aux réunions des 2 février, 17 mars, 13 avril, 22 septembre et 17 novembre 2005.

En 2005, le Comité de Supervision de Gouvernance s'est concentré principalement sur la rédaction de la Charte de Gouvernance d'Entreprise et sur la rédaction d'un Code de Conduite concernant les transactions sur titres.

4. La rémunération des dirigeants

Conformément aux exigences du Code Belge de Gouvernance d'Entreprise, la société a décidé de rendre publique la rémunération du directeur général ainsi que la rémunération (globale) du "Management Committee".

••• Directeur Général

- rémunération de base (salaire brut annuel): 324.637 EUR
- rémunération variable (objectifs atteints à 100%): 162.318 EUR
- autres composantes de la rémunération:
  - frais propres à l'employeur: 6.156 EUR
  - assurances: 119.468 EUR
  - autres: 108.087 EUR

••• Management Committee (à l'exception du directeur général)

Sur une base globale:
- rémunération de base (salaire brut annuel): 1.172.723 EUR
- rémunération variable (objectifs atteints à 100%): 457.293 EUR
- autres composantes de la rémunération:
  - frais propres à l'employeur: 37.464 EUR
  - assurances: 246.482 EUR
  - autres: 136.961 EUR

Ni le directeur général, ni les membres du "Management Committee" n'ont reçu de warrants ou stock options en 2005. Un plan d'achat d'actions («DSPP» - Discounted Stock Purchase Plan 2005) a été mis en place et lancé en septembre 2005. Tous les membres du personnel, y compris les membres du Management Committee, ont pu y participer. Dans le cadre du DSPP, les employés ont eu l'occasion d'acheter des actions à un prix réduit (en l'occurrence EUR 52,96 par action) moyennant un blocage des actions pendant 2 ans. L'ensemble du personnel a acquis un total de 82.886 actions dans le cadre de ce plan.

5. La gestion journalière

Monsieur Bernard Moschéni a été nommé administrateur le 26 juillet 2004 et occupe le poste de directeur général depuis le 1er octobre 2004.

Lors de la réunion du 24 juillet 2003, le conseil a décidé de ne pas faire usage de la possibilité légale et statutaire de déléguer certaines compétences à un comité de direction.

Afin d'assister le directeur général dans ses responsabilités en matière de gestion journalière, un comité («Management Committee») se réunit en principe chaque semaine. A l'exception de Monsieur Bernard Moschéni (directeur général de la société), chaque membre du «Management Committee» est à la tête d'un département de l'organisation.

Font partie du "Management Committee":

Bernard Moschéni (Directeur Général)
Bernard Buyat (Head of Information Technology and Network)
Erick Cuvelier (Head of Marketing)
Paul-Marie Dessart (Secretary General)
Benoît Scheen (Chief Commercial Officer)
Chris Van Roey (Head of Communication)
Martine Verluyten (Head of Finance, Quality and Supply Operations)
Olivier Ysewijn (Head of Corporate Development and Strategy)

Les membres du "Management Committee" sont considérés comme étant les membres du management exécutif pour les besoins du Code Belge de Gouvernance d'Entreprise.

6. Politique d'affectation du résultat

La société confirme son intention de suivre une politique de dividendes attrayante en tenant compte de ses nécessités financières et des restrictions légales.

Dans ce cadre, référence peut être faite à l'article 617 du Code des

sociétés qui prévoit notamment qu' «*aucune distribution ne peut être faite lorsqu'à la date de clôture du dernier exercice, l'actif net tel qu'il résulte des comptes annuels est, ou deviendrait, à la suite d'une telle distribution, inférieur au montant du capital libéré ou, si ce montant est supérieur, du capital appelé, augmenté de toutes les réserves que la loi ou les statuts ne permettent pas de distribuer*». En dehors de cette disposition, la société n'est pas soumise à des restrictions concernant sa politique de distribution.

7. Relations contractuelles avec les administrateurs et managers

La conclusion de tout contrat ou de toute transaction entre un administrateur ou un membre du management exécutif et la société est soumise à l'accord préalable du conseil après information et consultation du Comité d'Audit. Pareil contrat ou transaction doit être conclu, à des conditions commerciales conformes aux conditions de marché en vigueur. Une telle approbation préalable du conseil est exigée même si l'article 523 du Code des sociétés n'est pas applicable à la transaction ou au contrat envisagé. Cependant, des services fournis par la société dans le cadre général de ses activités à des conditions de marché normales (c.à.d. une relation «client» normale) ne sont pas soumis à pareille approbation préalable.

8. Transactions impliquant des titres de la société

Le conseil a rédigé un ensemble de règles à propos des transactions impliquant des actions ou autres instruments financiers émis par la société et réalisées par des administrateurs, des membres du management exécutif et d'autres personnes déterminées pour leur propre compte («Code de Conduite»).

Le conseil a nommé un *Compliance Officer* qui veillera à ce que les personnes désignées appliquent ces règles. Actuellement, Monsieur Paul-Marie Dessart remplit la fonction de Compliance Officer.

Si un administrateur ou un membre du management exécutif a l'intention d'acquérir ou de céder des instruments financiers (directement ou indirectement), il doit en informer le *Compliance Officer* par écrit au moins trois jours ouvrables avant la transaction envisagée et dans tous les cas avant d'effectuer la transaction. La personne concernée devra confirmer à bref délai qu'il ou elle ne possède pas d'information privilégiée.

Si la transaction est réalisée, l'administrateur ou le membre du management exécutif devra immédiatement en informer le *Compliance Officer* par écrit et fournir la preuve de la transaction, ce qui inclut le nombre d'instruments financiers qui en font l'objet, le prix et le cas échéant les autres conditions applicables à la dite transaction.

Toutes les transactions réalisées par les administrateurs et les membres du management exécutif au cours de l'année comptable seront divulguées dans le Chapitre de gouvernance d'entreprise du rapport annuel relatif à cette année comptable (en vigueur à partir de l'année comptable 2006).

9. Relations avec et entre actionnaires

Les promoteurs de la société (à savoir la société Wirefree Services Belgium et la société Telindus Group) ont conclu un contrat avant la constitution de la société dans le but de définir leur coopération une fois la société constituée (convention du 26 mai 1995 et avenant du 18 décembre 1995).

Il existe en outre une convention d'actionnaires conclue le 31 juillet 1996 qui a été modifiée et complétée par une convention d'actionnaires en date du 17 septembre 1998. Il existe également une convention datée du 31 juillet 1996 dans laquelle certains investisseurs privés (minoritaires) ont convenu de répartir entre eux les prérogatives qui leur sont accordées dans la première convention d'actionnaires.

Les dites conventions ont perdu une partie de leur pertinence suite aux ventes d'actions Mobistar par certains de leurs signataires. Les conventions d'actionnaires viennent à échéance au mois d'octobre 2006. La société a été informée que les deux derniers signataires/actionnaires des conventions d'actionnaires (à savoir Wirefree Services Belgium et Telindus Group) ont mis fin à ces conventions avec effet au 6 février 2006. A cette occasion, ils ont également résilié la convention de coopération du 26 mai 1995 et son avenant du 18 décembre 1995.

Structure de l'actionnariat de l'entreprise au 31 décembre 2005

Actionnaires de Mobistar	Nombre d'actions	Pourcentage du Capital
Wirefree Services Belgium[1]	31.753.100	50,18%
Telindus Group[1]	2.921.182	4,62%
Actions propres	15.614	0,02%
Autres (flottant)	28.583.759	45,18%
Nombre total d'actions[2]	**63.273.655**	**100%**

(1) Chiffres basés sur la déclaration de transparence du 30 décembre 2003.
(2) A la fin de l'année 2005, un total de 18.097 warrants était encore en circulation; chaque warrant donne droit à la souscription d'une action Mobistar contre paiement d'un prix d'exercice de EUR 34,15.

1. Faits marquants de l'activité du groupe Mobistar

••• Evolution du marché de la téléphonie mobile

Selon les estimations de Mobistar, le marché de la téléphonie mobile, qui avait enregistré une croissance de 8,2% au cours de l'année 2004, a progressé de 4,4% en 2005 pour atteindre 85,3%[1] de la population belge au terme de l'exercice.

Au 31 décembre 2005, Mobistar comptait 2.912.806 clients actifs, soit 67.044 de plus qu'à la fin 2004. La croissance de 2,4% de la clientèle active de Mobistar ne tient pas compte des 49.996 cartes Machine-to-Machine (télématique, télémétrie, ...) actives à fin 2005. Ce segment du marché a enregistré une hausse considérable en 2005 puisque le nombre de cartes Machine-to-Machine actives s'élevait à 26.631 unités à la fin de l'année 2004.

Suite à une plainte de Proximus et de Base, le Tribunal de commerce d'Anvers a rendu, le 23 décembre 2004, un jugement condamnant la vente des Tempo packs comprenant des terminaux et des unités d'appel, ainsi que la vente des packs MMS comprenant 100 MMS. Ces ventes sont formellement interdites depuis le 11 janvier 2005. L'appel interjeté par Mobistar contre cette décision a été rejeté. En conséquence, Mobistar n'est plus autorisée à vendre des Tempo packs depuis juillet 2005.

L'interdiction de vendre des Tempo packs, la concurrence agressive sur le marché du «prepaid» et la politique active de Mobistar en faveur d'une migration de ses clients d'une formule prépayée vers un abonnement ont entraîné une diminution de la base prépayée et une forte augmentation du nombre des contrats souscrits. Ceux-ci ont grimpé de 201.412 en 2004 à 263.454 en 2005. Le segment «postpaid» (contrats) représentait, à fin 2005, une part de 43,6% de la base de clients actifs, contre 35,4% au terme de l'année précédente.

La pression concurrentielle tout au long de l'année 2005 a entraîné une diminution des prix de la téléphonie mobile dans tous les segments du marché. Cette diminution a pris la forme de réductions du tarif de base, de crédits d'appels plus importants et même d'appels illimités pour un prix forfaitaire.

••• Evolution des offres et services

My Life/My Family/My Start

En mai 2005, Mobistar a renouvelé son portefeuille d'offres «postpaid». Avec la commercialisation de My Life, le client appelle déjà pour 15 euros par mois. Un des avantages de la formule réside dans sa flexibilité et sa simplicité. Grâce à une série d'options, le client peut adapter sa formule de base à son profil personnel de manière optimale. Le plan tarifaire s'adapte jusqu'à douze fois par an aux souhaits du client.

Au quatrième trimestre, les formules My Family et My Start se sont ajoutées à la gamme de Mobistar. My Family s'adresse principalement au segment des familles, en offrant des communications illimitées entre deux cartes. My Start est l'offre postpaid présentant l'engagement le plus bas (10 euros par mois).

Tempo Contact, Tempo Essential et Simply by Mobistar

L'offre Tempo a connu de nouveaux développements en 2005. Pour compenser l'arrêt des ventes de Tempo packs, Mobistar a lancé Tempo Contact. Cette offre prépayée a été combinée avec des actions promotionnelles et récurrentes (Promo of the Month) favorisant la loyauté des clients.

Toujours soucieuse d'améliorer sa compétitivité, Mobistar a proposé au marché une offre limitée, Tempo Essential, durant le quatrième trimestre. Cette formule présente des prix avantageux, mais aussi la possibilité de profiter d'un crédit d'appels gratuits à vie moyennant des recharges régulières.

En raison de l'évolution rapide du marché, Mobistar a aussi lancé une offre de téléphonie mobile prépayée réduite sous sa propre marque, accessible uniquement via Internet. Simply by Mobistar est une formule très simple destinée aux utilisateurs qui veulent accéder seulement aux services essentiels de la téléphonie mobile (téléphoner et envoyer des SMS) aux prix les plus serrés, et cela sans concession vis-à-vis des critères de qualité que l'opérateur s'est toujours imposés.

EDGE & Mobile TV

Mobistar a déployé la technologie EDGE (Enhanced Data for Global Evolution) sur l'ensemble de son réseau. Cette solution permet de multiplier jusqu'à quatre fois la vitesse de transmission du GPRS.

Grâce aux niveaux de capacité et de débit offerts par EDGE, les utilisateurs de Mobistar ont la possibilité d'accéder à Internet, d'échanger des SMS étendus, des MMS et des e-mails, ou de télécharger des fichiers via leur téléphone mobile, où qu'ils soient, dans des délais extrêmement rapides, proches de ceux de la technologie 3G (UMTS).

En recourant à la technologie EDGE, Mobistar a lancé un projet-pilote de télévision sur GSM, en partenariat avec la société Belgian Business Television, éditrice des programmes de Canal Z et Kanaal Z. Les utilisateurs ont également la possibilité de télécharger des flashes vidéo portant sur l'actualité nationale et internationale, le

[1] Ce chiffre est déterminé sur base de l'addition du nombre de clients actifs publié par les 3 opérateurs mobiles belges, divisée par le nombre d'individus composant la population belge.

sport, la culture et des sujets insolites.

Activités non mobiles

Mobistar a poursuivi sa stratégie de développement dans les activités de Mobile Data, en se concentrant plus particulièrement sur le développement de solutions de convergence plutôt que sur l'offre de nouveaux services liés exclusivement à la transmission fixe de données.

Après avoir lancé des offres ADSL par l'intermédiaire d'un de ses revendeurs voix fixe, Mobistar a introduit ses propres offres ADSL sur le marché résidentiel fin 2005. Mobistar ADSL permet au client de surfer sur le net via sa ligne de téléphone fixe. En adoptant Mobistar ADSL Connect, le client laisse Mobistar prendre tout en charge. Avec Mobistar Talk, il peut surfer sans fil grâce à la Mobistar Livebox et appeler sans limite des numéros fixes nationaux.

Dans le domaine de la téléphonie fixe, Mobistar a enregistré une décroissance de 10,6% de son chiffre d'affaires, réalisé par l'intermédiaire des revendeurs voix, des Internet Service Providers, ainsi que dans le segment Corporate, pourtant sensible aux offres convergentes de Mobistar associant les technologies fixe, mobile et SDSL. Cette diminution du chiffre d'affaires a surtout découlé d'une réduction des prix faisant suite au lancement d'offres illimitées par certains acteurs majeurs du marché de la téléphonie fixe.

••• Distribution

L'événement majeur de l'année 2005 fut le lancement d'une nouvelle enseigne de points de vente Mobistar, détenus en propre. Ces magasins, véritables laboratoires de la marque, bénéficient d'un concept esthétique plus élaboré, de plus grandes surfaces de vente, d'emplacements privilégiés et d'un très vaste choix de téléphones, tout en garantissant un service de qualité optimale au client. Ces magasins sont gérés en direct par Mobistar, à la différence de l'enseigne Mobistar Center qui fonctionne sous un système de franchise. Cinq implantations Mobistar ont vu le jour en 2005. L'ambition est d'atteindre le chiffre de 20 à la fin 2006.

Le réseau des Mobistar Centers a, quant à lui, été optimalisé au cours de l'année 2005. Un point de vente a été fermé tandis que quatre nouveaux ont été ouverts. L'opérateur compte actuellement 128 Mobistar Centers.

La stratégie de distribution est basée sur quatre lignes directrices principales:

- le redimensionnement du paysage de la distribution,
- la segmentation de chaque point de vente en fonction de son potentiel de chiffre d'affaires,
- l'augmentation du poids de la distribution exclusive,
- l'augmentation de la part des ventes dans la distribution ouverte.

••• Développement du réseau

En 2004, le Conseil d'Administration de Mobistar avait sélectionné la société Nortel Networks en tant que partenaire exclusif pour le développement de l'infrastructure radio de son réseau. Cette décision représentait un pas important dans la mise en œuvre des technologies EDGE et 3G, permettant à Mobistar de développer de nouveaux services à haute valeur ajoutée. Le passage d'un réseau multifournisseurs à un réseau monofournisseur a également eu des répercussions sur les frais de fonctionnement de l'opérateur.

Fin 2005, le programme de rénovation de l'ensemble du réseau s'est achevé avec succès. Il en résulte une meilleure couverture 'deep indoor' et une qualité 'voix' améliorée pour l'ensemble des clients de Mobistar.

Parallèlement, Mobistar a continué à développer l'UMTS, le réseau de la troisième génération, qui est deux fois plus rapide qu'EDGE. Les clients de Mobistar peuvent actuellement profiter des avantages de la couverture UMTS à Bruxelles et à Anvers. Fin 2005, la couverture UMTS atteignait 32% de la population.

En 2005, 372 nouveaux sites ont été mis en service. A la fin 2005, le réseau de Mobistar comptait 3.052 sites, dont 1.068 sont partagés avec les autres opérateurs.

Les efforts de densification du réseau se sont traduits par l'installation de 623 cellules supplémentaires en cours d'année pour atteindre un total de 8.426 unités au 31 décembre 2005.

••• Une puissance significative de marché

Depuis le 21 janvier 2003, l'Institut Belge des Services Postaux et des Télécommunications (IBPT) considère Mobistar comme un «opérateur ayant une puissance significative de marché» sur le marché des réseaux publics mobiles et sur le marché national de l'interconnexion. Ce statut a des conséquences directes en matière d'orientation des tarifs de gros sur les coûts de revient, de non-discrimination et d'obligation de transparence des tarifs de détail.

Le Conseil de l'IBPT a conclu, le 23 septembre 2003, dans sa décision relative aux charges de terminaison mobile (MTR) de Mobistar, que le modèle de coût présenté par l'opérateur satisfaisait aux principes de causalité des coûts, de transparence et d'objectivité. L'Institut a, en outre, conclu que les charges de terminaison de Mobistar étaient orientées en fonction de ses coûts.

En 2005, l'IBPT a pris l'initiative de créer un modèle de coût relatif à l'orientation des tarifs de terminaison des trois opérateurs mobiles actifs sur le marché belge. Mobistar a apporté sa pleine collaboration au projet en fournissant à l'IBPT toutes les informations demandées et en clarifiant le point de vue de la société pour que ce modèle reflète au mieux la situation du marché belge.

Les conclusions des analyses sont en cours d'élaboration et une décision de l'IBPT sur les coûts de terminaison est attendue en 2006.

••• Evénements importants survenus après la clôture de l'année comptable

L'IBPT est en phase de finalisation des analyses du marché dont celle relative à la terminaison d'appel. Le secteur des opérateurs télécoms est saisi à ce jour d'un projet de décision de l'IBPT à cet égard.

2. Commentaires sur les comptes consolidés établis suivant les normes internationales IFRS

Conformément au règlement CEE 1606/2002 et à l'arrêté royal du 4 décembre 2003, et en application de la norme IFRS 1 «Première application des normes IFRS» en tant que référentiel comptable, les comptes consolidés annuels de l'exercice 2005 du groupe Mobistar ont été établis selon les normes internationales IFRS avec les données comparatives de l'exercice 2004.

••• Résultats

Pour l'année 2005, le groupe a enregistré un résultat net consolidé de 270,3 millions d'euros, en croissance de 11,2% par rapport aux 243 millions d'euros réalisés l'exercice précédent. La capacité d'autofinancement générée après prise en compte des impôts sur le résultat de 124,5 millions d'euros et des dividendes distribués pour 126,8 millions d'euros, s'est élevée à 199,1 millions d'euros, à comparer aux 274,3 millions d'euros atteints en 2004, année durant laquelle aucun dividende n'avait été attribué. Cette situation favorable a permis au groupe de procéder au remboursement anticipé de l'emprunt à long terme de 250 millions d'euros octroyé par le groupe France Télécom.

Le chiffre d'affaires consolidé a progressé de 8,2%, passant de 1.341,1 millions d'euros en 2004, y inclus 4,4 millions d'euros de revenus non-récurrents liés à l'activité mobile, à 1.451,1 millions d'euros en 2005. Le chiffre d'affaires de la téléphonie a augmenté de 10%, passant de 1.276,3 millions d'euros à 1.404,3 millions d'euros. Le revenu provenant de la vente de matériel, en particulier de terminaux GSM, a chuté de 64,8 millions d'euros à 46,8 millions d'euros (-27,8%), suite à l'arrêt de la Cour d'appel d'Anvers interdisant la vente conjointe de terminaux GSM avec crédits d'appel ou de cartes SIM avec crédits d'appel.

Le chiffre d'affaires de l'activité mobile[2] s'est accru de 9,3%, passant de 1.245,3 millions d'euros à 1.360,9 millions d'euros. Le chiffre d'affaires de l'activité voix fixe et data a connu, quant à lui, une diminution de 10,3%, passant de 100,6 millions d'euros à 90,2 millions d'euros. Cette diminution s'explique par la diminution de l'activité voix fixe (revendeurs voix surtout) qui n'a pas été compensée par le lancement de l'ADSL.

L'augmentation de 2,4% du nombre de clients actifs a contribué pour une bonne part à l'augmentation du chiffre d'affaires réalisé dans la téléphonie mobile. Cette progression est principalement liée à l'activité «postpaid» (+26%), tant dans le segment business que dans le segment résidentiel. Elle a été soutenue par la portabilité des numéros entre les opérateurs de téléphonie mobile, par l'efficacité des différents canaux de distribution, ainsi que par les actions de l'opérateur visant à la migration des clients utilisant la formule prépayée vers un abonnement. Ces migrations, combinées avec l'arrêt de la vente des packs et l'augmentation de la concurrence surtout dans le segment le plus bas, ont entraîné une diminution de la base prépayée (-11%).

Conformément aux conclusions du décret du Conseil de l'IBPT, Mobistar avait diminué, en novembre 2004, ses tarifs de terminaison de 7% pour les appels des autres opérateurs vers son réseau (Mobile Terminating Rate ou MTR). En 2005, Mobistar n'a pas effectué de diminution de son MTR, l'IBPT finalisant un modèle de coût analytique qui couvre tout le secteur de la télécommunication mobile en Belgique. Les résultats de cet exercice, auquel Mobistar a apporté sa collaboration, doivent être publiés dans le courant du premier trimestre 2006.

Essentiellement grâce à l'effort d'augmentation de la base clientèle «abonnements», l'ARPU (Average Revenue per User, revenu moyen par client) a continué sa progression pour s'établir à 38,02 euros par mois par client actif, en augmentation de 3,8% sur un an.

En ce qui concerne les activités de Mobile Data, les revenus totaux nets provenant de la transmission mobile de données, après déduction de la rétribution des partenaires, ont représenté 15,1% du chiffre d'affaires de la téléphonie mobile, soit 197,8 millions d'euros.

Les applications SMS à valeur ajoutée, telles que le téléchargement de logos ou de sonneries, le vote par SMS ou les jeux, ont augmenté de 47% en 2005, pour atteindre un volume de 103 millions de SMS. Ceux-ci ont généré un chiffre d'affaires net de 13,4 millions d'euros après rétribution des partenaires, contre 11,4 millions d'euros en 2004. La croissance a été renforcée par la diversification des applications et la pénétration croissante des téléphones multimédias sur le marché. Mobistar a activement pris part à la distribution de ce type de terminal. Parallèlement, l'évolution du portail Orange World, le lancement de Mobile TV et les campagnes promotionnelles organisées dans le courant de l'été et en fin d'année, ont soutenu la croissance du mobile multimédias. Fin 2005, Mobistar comptait 69.366 utilisateurs actifs de MMS (68.139 en 2004) et 170.648 utilisateurs actifs récurrents d'Orange World (21.057 en 2004).

[2] Toutes les données financières par activité mentionnées dans le présent rapport sont présentées avant élimination des transactions interactivités.

Les autres produits d'exploitation s'élèvent à 28,8 millions d'euros en 2005, à comparer aux 26,6 millions d'euros réalisés en 2004. Ces produits proviennent principalement des revenus de la refacturation de services prestés au groupe Orange et des revenus générés par les informations fournies aux autorités judiciaires. Durant l'exercice, une plus-value de 2 millions d'euros a été actée sur la réalisation d'immobilisations corporelles dans le cadre du projet de renouvellement du matériel radio du réseau de téléphonie.

Le programme de contrôle des coûts mis en œuvre par Mobistar s'est poursuivi en 2005. Il s'est particulièrement focalisé sur la réduction du nombre de ressources externes et sur la diminution de certains frais généraux. Cela a permis de limiter la croissance des dépenses de fonctionnement, hors coûts d'interconnexion, à un niveau inférieur à celle des revenus.

Les charges opérationnelles sont passées de 985,1 millions d'euros en 2004 à 1.076,9 millions d'euros en 2005. Cette hausse de 9,3% est essentiellement liée à l'augmentation des frais d'interconnexion (+ 44,6 millions d'euros), elle-même corrélée à l'augmentation du chiffre d'affaires.

Les autres coûts d'acquisition des produits et services vendus ont enregistré une hausse modérée de 6,5 millions d'euros suite à la croissance du nombre de lignes louées et des coûts d'exploitation liés à l'augmentation du nombre de sites sur le réseau. En compensation, il faut relever la diminution du coût des terminaux téléphoniques, en ligne avec la diminution des ventes.

D'autre part, le coût des services et biens divers a augmenté de 14,3 millions d'euros en raison de l'effet combiné de l'évolution de la rémunération des canaux de distribution (liée à l'augmentation des ventes d'abonnements), de la quote-part de Mobistar dans les coûts du service universel et d'un moindre recours aux prestations de consultance externe.

Les rémunérations et charges sociales ont enregistré une hausse de 14,5 millions d'euros résultant d'une augmentation de l'effectif moyen de 1,2%, de l'augmentation annuelle et de l'indexation des rémunérations, d'un montant plus élevé des indemnités de préavis accordées, de l'annulation en 2004 de provisions pour primes constituées en 2003 et d'une production immobilisée inférieure à l'exercice précédent.

Les amortissements et pertes de valeur sur immobilisations incorporelles et corporelles sont restés stables avec un total de 172 millions d'euros au terme de l'exercice 2005, contre 172,9 millions d'euros en 2004. Les durées de vie des immobilisations incorporelles et corporelles on été réévaluées durant l'exercice de manière prospective et leur impact sur la charge d'amortissement actée s'est révélé négligeable.

L'évolution des autres charges opérationnelles s'explique pour l'essentiel par la reprise en 2004 d'une provision de 9,4 millions d'euros pour créances douteuses dans l'activité fixe et par une augmentation durant l'exercice de la prise en perte définitive de créances commerciales antérieurement provisionnées.

Le résultat opérationnel du groupe est passé de 382,6 millions d'euros en 2004 à 403,1 millions d'euros pour l'exercice sous revue, en progression de 5,4%.

La performance de l'année s'est traduite par une évolution positive de 14,6% du résultat opérationnel de l'activité mobile qui est passé de 354,7 millions d'euros en 2004 à 406,4 millions d'euros en 2005.

La contribution de la téléphonie fixe et des activités 'data' au résultat opérationnel du groupe Mobistar s'est élevée à -3,3 millions d'euros en 2005, contre 27,9 millions d'euros pour l'exercice précédent, exercice au cours duquel le résultat avait été sensiblement influencé par les reprises non récurrentes de provisions pour créances douteuses. Hormis celles-ci, le résultat opérationnel a été influencé négativement par une diminution des prix sur le marché voix fixe, par les coûts de lancement de l'ADSL et par un poids plus important de l'activité transit avec une marge brute moins importante.

En 2005, les produits financiers ont augmenté de 2 millions d'euros par rapport à l'exercice précédent grâce à l'augmentation des dépôts à court terme auprès du groupe France Télécom.

Les charges financières ont favorablement évolué suite au remboursement anticipé de l'emprunt à long terme de 250 millions d'euros accordé par le groupe France Télécom et de l'impact défavorable produit par la clôture d'instruments financiers lors de l'exercice précédent.

Pour l'année 2005, l'opérateur a affiché un bénéfice net de 270,3 millions d'euros, en progression de 11,2% après prise en compte d'une charge d'impôts sur le résultat de 124,5 millions d'euros. Le résultat de base par action a grimpé de 10,6% pour s'établir à 4,28 euros tandis que le résultat dilué par action croissait de 10,9% à 4,28 euros également.

L'Assemblée Générale des actionnaires qui s'est tenue le 4 mai 2005 a ratifié la proposition faite par le Conseil d'Administration d'octroyer un dividende brut de 2 euros par action ordinaire au titre de l'exercice 2004, représentant un total de 126,5 millions d'euros.

Pour ce qui concerne l'exercice 2005, le Conseil d'Administration proposera à la prochaine Assemblée Générale des actionnaires qui se réunira le 3 mai 2006 de distribuer un dividende de 2,40 euros par action ordinaire, soit un total de 151,9 millions d'euros, et de procéder à une réduction du capital de 1,60 euro par action ordinaire, soit un total de 101,2 millions d'euros.

••• Bilan

Le total du bilan consolidé a atteint 1.120 millions d'euros au terme de l'exercice 2005.

Les actifs non-courants s'élèvent à 841,5 millions d'euros à fin 2005 contre 815,5 millions d'euros à fin 2004 et se composent des éléments suivants:

- Le goodwill de 10,6 millions d'euros résultant de l'acquisition de Mobistar Affiliate S.A. en 2001. Ce goodwill est entièrement alloué à l'activité mobile et, la valeur recouvrable de celle-ci excédant sa valeur comptable à la fin de l'exercice, aucune perte de valeur n'a été actée.
- Les immobilisations incorporelles affichant une valeur nette de 358,7 millions d'euros à fin 2005 à comparer aux 377,4 millions d'euros à fin 2004. Les durées de vie des immobilisations incorporelles ont été revues durant l'exercice de manière prospective, générant un impact défavorable sur la charge d'amortissement de l'exercice de 9,5 millions d'euros. D'autre part, le réseau 3G ayant été déclaré prêt à opérer dans la région d'Anvers en avril 2005, l'amortissement de la licence UMTS a débuté à cette même date.
- Les immobilisations corporelles s'élevant à 465 millions d'euros à la fin de l'exercice 2005 à comparer aux 418,1 millions d'euros actés à la fin de l'exercice 2004. Les durées de vie des immobilisations corporelles ont également été revues durant l'exercice de manière prospective avec pour effet une réduction de la charge d'amortissement de l'exercice équivalent à 9,6 millions d'euros. Par ailleurs, une perte de valeur totale de 6,4 millions d'euros a été actée sur des infrastructures de sites réseau et sur de l'équipement devenu obsolète durant l'exercice sous revue.
- Les actifs d'impôts différés ayant trait, pour l'essentiel, aux crédits d'impôts liés aux investissements ainsi qu'aux différences temporaires résultant de la prise en charge des coûts d'emprunts et des coûts de développement des sites intranet. Leur montant s'élève à 7,1 millions d'euros au terme de l'exercice 2005 et à 9,3 millions d'euros au terme de l'exercice précédent.

Les actifs courants diminuent d'un exercice à l'autre, passant d'un total de 310,1 millions d'euros fin 2004 à 278,5 millions d'euros fin 2005. Ils se composent des éléments suivants:

- Les inventaires de marchandises qui s'élèvent à 5,8 millions d'euros, soit une diminution de 18 millions d'euros comparés à fin 2004, en ligne avec la diminution des ventes de terminaux suite à l'arrêt de la cour d'appel d'Anvers confirmant l'interdiction d'offres conjointes de terminaux et cartes SIM avec crédits d'appel.
- Les créances commerciales (169,4 millions d'euros à fin 2005 contre 148,9 millions d'euros à fin 2004) et les revenus à facturer (23,3 millions d'euros à fin 2005 contre 20,1 millions d'euros à fin 2004) qui montrent une augmentation en ligne avec l'évolution du chiffre d'affaires.
- L'augmentation affichée par la rubrique 'autres actifs courants', passant de 16,4 millions d'euros à fin 2004 à 25,3 millions d'euros à fin 2005, provient de l'acompte TVA versé sur les opérations du mois de décembre 2005.
- La trésorerie et les équivalents de trésorerie qui s'élèvent à 54,6 millions d'euros à fin 2005, soit une diminution de 52,1 millions d'euros depuis la clôture de l'exercice 2004. Le tableau des flux de trésorerie donne le détail des flux ayant donné lieu à cette évolution.

Les capitaux propres ont augmenté de 153,3 millions d'euros au cours de l'exercice 2005, passant de 562,9 millions d'euros à 716,2 millions d'euros:

- Ensemble, le capital social et les primes d'émission ont crû de 8,1 millions d'euros durant 2005 suite à l'exercice de 237.866 warrants par les membres du personnel.
- La réserve légale a augmenté de 13,1 millions d'euros suite à l'application de la loi imposant l'affectation de 5% du bénéfice de l'exercice sous cette rubrique des capitaux propres, après imputation des pertes reportées éventuelles.
- La réserve pour couverture des flux de trésorerie qui s'élevait à 2,7 millions d'euros au terme de l'exercice 2004 ne figure plus au bilan à fin 2005 suite à la clôture de la totalité des instruments de couverture des taux d'intérêts durant l'exercice.
- Dans le cadre du plan d'achat d'actions que Mobistar a offert en souscription aux membres du personnel en septembre 2005, un solde de 15.614 actions propres évaluées à 1 million d'euros subsiste au terme de l'exercice 2005.
- L'évolution du bénéfice reporté, qui passe de 108,1 millions d'euros à 238,4 millions d'euros, est détaillée dans le tableau relatif aux mouvements des capitaux propres.

Les dettes non-courantes ont diminué significativement en passant de 258,8 millions d'euros fin 2004 à 11 millions d'euros fin 2005 suite au remboursement anticipé de l'emprunt à long terme de 250 millions au groupe France Télécom et à son remplacement par une ligne de crédit revolving d'un montant équivalent accordé par ce dernier pour une durée de 5 ans et sur laquelle aucun prélèvement n'a été effectué au terme de l'exercice sous revue. D'autre part, les provisions à long terme destinées à couvrir les litiges et les coûts de démantèlement des sites du réseau ont globalement augmenté de 1,6 million d'euros.

Les dettes courantes augmentent de 88,9 millions d'euros, passant de 303,9 millions d'euros à fin 2004, à 392,8 millions d'euros à fin 2005:

- Les emprunts à court terme et les instruments dérivés (swaps d'intérêt) passent de 7 millions d'euros à 2,4 millions d'euros suite à la clôture de tous les instruments dérivés dans le cadre du remboursement de l'emprunt à long terme dont question ci-avant.

- L'encours des dettes commerciales a enregistré une augmentation temporaire de 76,9 millions d'euros à la fin de l'exercice liée pour une large part aux dépenses d'investissement engagées dans le programme de renouvellement de l'équipement radio du réseau et de mise en place de la technologie EDGE.
- Les dettes résultant des avantages accordés au personnel augmentent de 4,5 millions d'euros, passant de 33,7 millions d'euros à fin 2004 à 38,2 millions d'euros à fin 2005, à cause de cotisations d'assurance-groupe non facturées à la date de clôture.
- Les dettes fiscales estimées sont du même ordre que celles de l'exercice précédent: 1,6 million d'euros en 2005 contre 1,2 million d'euros en 2004.
- Les revenus constatés d'avance augmentent de 12,3 millions d'euros, pour atteindre 76,3 millions d'euros à la fin de l'exercice, suite à l'évolution du revenu de trafic et d'importantes livraisons de cartes prépayées dans la distribution durant le mois de décembre 2005.
- Les autres dettes courantes diminuent de 0,5 million d'euros pour s'établir à 0,4 million d'euros à la fin de l'exercice.

Instruments financiers, objectifs et politiques de gestion des risques financiers

Les principaux instruments financiers de Mobistar, autres que les dérivés, se composent des prêts bancaires et inter-sociétés, des découverts, des liquidités en banque et des dépôts bancaires et inter-sociétés à court terme. Le principal objectif de ces instruments financiers est de collecter des fonds pour le financement des activités de Mobistar. Par le passé, Mobistar a souscrit des instruments dérivés, tels que les swaps de taux d'intérêt, afin de gérer le risque de taux d'intérêt découlant de ses besoins en financement à long terme. Mobistar dispose également de divers autres actifs et passifs financiers, tels que les créances et les dettes commerciales, afférents directement à ses activités.

Depuis l'introduction de l'euro, l'exposition de Mobistar au risque de change a été réduite et aucun contrat de change à terme ni aucun autre instrument financier relatif au risque de change n'a par conséquent été conclu.

En outre, grâce au remboursement anticipé de la dette à long terme de Mobistar à la fin de l'année 2005, le risque des taux d'intérêt sur les flux de trésorerie a disparu et les swaps de taux d'intérêt couvrant ce risque ont également été clôturés à la fin de l'année 2005.

Il convient d'observer que la politique de Mobistar n'autorise pas les transactions spéculatives en matière d'instruments financiers.

Par voie de conséquence, les principaux risques découlant des instruments financiers de Mobistar sont le risque de crédit et le risque de liquidité:

> **Risque de crédit:** Mobistar ne négocie qu'avec des tierces parties reconnues et solvables. La politique prônée par Mobistar veut que tous les clients désireux de bénéficier de modalités de crédit soient soumis aux procédures de vérification de solvabilité. En outre, les soldes des créances commerciales sont contrôlés en permanence.

> **Risque de liquidité:** L'objectif poursuivi par Mobistar est de maintenir un équilibre entre la continuité et la souplesse de son financement, ceci en recourant à des découverts bancaires, des prêts bancaires et des prêts inter-sociétés.

3. Commentaires sur les comptes annuels de l'exercice 2005 de Mobistar S.A. établis suivant les normes comptables belges

Compte de résultats

Le chiffre d'affaires de l'exercice 2005 a atteint 1.474,4 millions d'euros, en progrès de 9,4% par rapport aux 1.347,4 millions d'euros réalisés durant l'exercice précédent. Cette croissance doit être mise en perspective avec les facteurs évoqués plus haut.

La production immobilisée, comprenant les frais de développement informatique et les frais de recherche et conception des nouveaux sites nécessaires au déploiement du réseau, s'est élevée à 9,2 millions d'euros pour l'exercice 2005, contre 12,5 millions d'euros pour l'exercice 2004.

Les autres produits d'exploitation se sont montés à 33,5 millions d'euros et ont donc été d'un niveau comparable aux 35,3 millions d'euros réalisés en 2004. Ces produits proviennent principalement des revenus de la refacturation de services prestés au sein du groupe Orange, des revenus de la refacturation des sites partagés avec les autres opérateurs, ainsi que des revenus générés par les informations fournies aux autorités judiciaires.

Durant l'exercice, une plus-value de 2 millions d'euros a été actée sur la réalisation d'immobilisations corporelles dans le cadre du projet de renouvellement du matériel radio du réseau de téléphonie.

Les charges d'exploitation, dont le rythme de croissance a correspondu à celui du chiffre d'affaires, continuent d'être bien maîtrisées. Elles se sont élevées à 1.121,8 millions d'euros, en augmentation de 9,5% par rapport aux 1.024 millions d'euros réalisés en 2004, et sont réparties comme suit:

- Les achats et approvisionnements ont représenté un montant de 497,3 millions d'euros, constitué principalement des coûts d'interconnexion (66,8% du total, contre 64,9% en 2004). Le solde a surtout englobé des charges liées à l'exploitation du réseau technique, des liaisons louées et du coût des ventes de GSM et de cartes SIM.
- Les services et biens divers ont atteint un total de 291,4 millions d'euros, à comparer aux 270 millions d'euros de l'exercice pré-

cédent. Cette augmentation provient essentiellement de l'accroissement de la rémunération des canaux de distribution, lié à l'évolution favorable de la base clients, de la quote-part de Mobistar dans les coûts du service universel et d'un moindre recours aux prestations de consultance externe.

- Les rémunérations, charges sociales et pensions ont représenté un montant de 137,3 millions d'euros, contre 126,9 millions d'euros pour l'exercice précédent. Cette croissance des coûts s'explique essentiellement par une augmentation de 1,2% de l'effectif moyen, par l'augmentation annuelle et l'indexation des rémunérations, par un montant plus élevé des indemnités de préavis accordées et par l'annulation en 2004 de provisions pour primes constituées en 2003.
- Les amortissements et réductions de valeur sur frais d'établissement, sur immobilisations incorporelles et corporelles, se sont élevés à 184,2 millions d'euros pour l'exercice 2005, contre 186,1 millions d'euros en 2004. Les durées de vie de l'ensemble des immobilisations incorporelles et corporelles ont été revues de manière prospective durant l'exercice, avec un impact négligeable sur la charge d'amortissement globale.
- Les réductions de valeur sur stocks et créances commerciales se sont montées à 1,7 million d'euros alors qu'une reprise de provisions de 9,4 millions d'euros pour créances douteuses dans l'activité fixe avait été actée lors de l'exercice précédent. Par ailleurs, la provision pour couvrir la créance représentative des taxes communales et provinciales enrôlées et contestées (voir paragraphe concernant les litiges) a grimpé à 14,9 millions à fin 2005, contre 11,8 millions à la fin de l'exercice précédent.
- Les provisions pour risques et charges concernant divers litiges se sont chiffrées à 0,9 million d'euros, alors qu'elles avaient atteint 1,6 million d'euros lors de l'exercice précédent.
- Les autres charges d'exploitation ont représenté un total de 9,1 millions d'euros en 2005, contre 6,1 millions d'euros en 2004, augmentation provenant de la prise en perte définitive de créances commerciales provisionnées lors d'exercices antérieurs.

Le résultat opérationnel avant amortissements (EBITDA) a augmenté de 4% par rapport à l'exercice précédent pour s'élever à 579,5 millions d'euros (557,3 millions d'euros en 2004).

Le bénéfice d'exploitation de l'exercice s'est établi à 395,3 millions d'euros, en progression de 6,5% par rapport aux 371,2 millions d'euros réalisés en 2004.

Les produits financiers générés durant l'exercice se sont élevés à 4,2 millions d'euros, en augmentation sensible par rapport à 2004 (1,9 million d'euros) grâce à l'accroissement des dépôts financiers auprès de France Télécom.

Les charges financières de l'exercice ont représenté 12,3 millions d'euros après l'activation des intérêts intercalaires de 2 millions d'euros et la prise en compte d'une moins-value sur actions propres de 1 million d'euros. En 2004, les charges financières s'étaient élevées à 26,7 millions d'euros après déduction de 1,3 million d'euros d'intérêts intercalaires. La réduction significative des charges financières découle du remboursement anticipé de l'emprunt à long terme durant l'exercice et du résultat défavorable de la clôture de contrats de couverture de taux d'intérêts qui avaient généré une charge de 10,9 millions d'euros lors de l'exercice précédent.

Concernant le résultat exceptionnel, Mobistar S.A. a acté, d'une part, une moins-value de 1 million d'euros pour couvrir la perte définitive de sa créance sur sa filiale Mobistar Corporate Solutions S.A., dont la liquidation a été clôturée le 15 décembre 2005. D'autre part, la poursuite de la dépréciation de la participation de Mobistar S.A. dans son autre filiale, Mobistar Affiliate S.A., qui s'élevait à 1,4 million d'euros en 2004, est devenue sans objet suite à la fusion par absorption de cette dernière au sein de Mobistar S.A. en date du 4 mai 2005, avec effet rétroactif au 1er janvier 2005.

Au terme de l'exercice, Mobistar a réalisé un bénéfice avant impôts de 386,2 millions d'euros, en progression de 11,9% par rapport aux 345 millions d'euros réalisés en 2004. La charge d'impôts sur le revenu estimée pour l'exercice 2005 s'est élevée à 123,7 millions d'euros, dont 122,5 millions d'euros ont été acquittés par le biais des versements anticipés d'impôts.

Mobistar a présenté un résultat net après impôts de 262,5 millions d'euros au titre de l'exercice écoulé, contre 239,5 millions d'euros pour l'exercice précédent, soit une croissance de 9,6%.

Le Conseil d'Administration propose à l'Assemblée Générale des actionnaires d'affecter le résultat de la manière suivante:

• Bénéfice de l'exercice à affecter	262,5 millions d'euros
• Bénéfice reporté de l'exercice précédent	24,0 millions d'euros
• Bénéfice à affecter	286,5 millions d'euros
• Affectation à la réserve légale	13,1 millions d'euros
• Affectation à la réserve indisponible pour actions propres	1,0 million d'euros
• Rémunération du capital - dividende 2004 attribué aux warrants convertis en actions en 2005	0,5 million d'euros
• Rémunération du capital - dividende 2005 - 2,40 euros par action	151,9 millions d'euros
• Bénéfice à reporter	120,0 millions d'euros

Outre la distribution d'un dividende, le Conseil d'Administration propose également à l'Assemblée Générale des actionnaires de procéder à une réduction du capital social équivalant à 1,60 euro par action ordinaire, soit un total de 101,2 millions d'euros.

••• Bilan

Le total bilantaire de la société s'est élevé à 1.148,9 millions d'euros, comparable aux 1.166,7 millions d'euros rapportés lors de l'exercice 2004.

Hors goodwill, l'augmentation de la valeur nette des immobilisations incorporelles et corporelles a résulté des investissements nets

effectués durant l'exercice à hauteur de 201,1 millions d'euros après déduction de la valeur résiduelle du matériel radio remplacé et revendu (36,5 millions d'euros), ainsi que d'une charge d'amortissement actée de 171,9 millions d'euros. Outre les investissements liés au maintien de la capacité existante, un budget conséquent a été consacré, durant l'exercice, à la construction et à l'équipement de nouveaux sites, de même qu'au renouvellement du matériel radio et à la mise en place de la technologie EDGE.

Les immobilisations incorporelles et corporelles sont réparties de la manière suivante:

- Les immobilisations incorporelles ont représenté un montant de 398,8 millions d'euros. Elles sont essentiellement liées aux licences GSM et UMTS et aux développements informatiques y afférents, ainsi qu'à la valeur nette du goodwill de 37,2 millions d'euros qui se décompose comme suit:
  - o Goodwill de 60,1 millions d'euros résultant de l'acquisition, en 2003, de l'universalité des biens de Mobistar Corporate Solutions S.A., amorti sur 5 ans. La valeur nette du goodwill s'élevait à 36,1 millions d'euros au terme de l'exercice.
  - o Goodwill de fusion de 1,4 million d'euros comptabilisé en vertu des dispositions de l'article 78, § 7, a de l'Arrêté Royal du 30 janvier 2001 suite à la fusion par absorption dans Mobistar S.A. de sa filiale Mobistar Affiliate S.A., en date du 4 mai 2005, avec effet rétroactif au 1er janvier 2005. La valeur nette du goodwill de fusion, amorti sur 5 ans, s'élevait à 1,1 million d'euros au terme de l'exercice.
- Les immobilisations corporelles ont représenté un montant de 463,5 millions d'euros. Elles sont relatives aux infrastructures de réseau, au matériel de téléphonie et aux services à valeur ajoutée.

La valeur résiduelle de la participation de Mobistar S.A. dans sa filiale Mobistar Affiliate S.A., qui figurait au bilan de l'exercice 2004 pour 7,3 millions d'euros, a été éliminée du bilan arrêté au 31 décembre 2005, suite à l'opération de fusion par absorption dont question ci-avant.

La créance que Mobistar S.A. détenait sur sa filiale à 100% Mobistar Corporate Solutions S.A. pour un montant de 1 million d'euros a été entièrement actée en perte durant l'exercice écoulé suite à la liquidation de la filiale, clôturée le 15 décembre 2005.

Les actifs circulants ont accusé une diminution de 27,8 millions d'euros pour s'établir à 286,4 millions d'euros à la fin de l'exercice 2005. Ce résultat provient pour l'essentiel d'une diminution significative du niveau des stocks de marchandises (-12,1 millions d'euros), de l'augmentation des créances commerciales (+23,3 millions d'euros) résultant de l'augmentation du chiffre d'affaires et de la revente d'équipements radio dans le cadre du programme d'investissement dont question ci-avant, de l'augmentation des autres créances (+8,5 millions d'euros) provenant, à titre principal, de l'acompte de TVA payé sur les opérations du mois de décembre 2005, de la diminution des placements de trésorerie et valeurs disponibles (-51,1 millions d'euros) et, enfin, de l'augmentation des comptes de régularisation (+3,6 millions d'euros).

Conformément à la décision prise par l'Assemblée Générale des actionnaires du 4 mai 2004, Mobistar a racheté sur le marché 98.500 actions propres au prix unitaire moyen de 65 euros en vue de les revendre avec décote au prix unitaire de 52,96 euros aux membres du personnel. L'offre de souscription a été ouverte à l'ensemble des employés de Mobistar du 1er au 14 septembre 2005 et 82.886 actions ont été souscrites. La moins-value de 1 million d'euros sur les titres cédés a été actée en charges financières de l'exercice.
La valeur d'inventaire des actions propres restant en portefeuille, soit 1 million d'euros, a donné lieu à la constitution d'une réserve indisponible à due concurrence.

Dans le cadre du plan warrants proposé aux membres du personnel en 2001, 237.866 warrants ont été convertis en un nombre équivalent d'actions ordinaires durant l'année 2005 au prix d'exercice de 34,15 euros, entraînant une augmentation du capital social de 1,6 million d'euros et des primes d'émission de 6,5 millions d'euros. Le nombre de warrants subsistant au terme de l'exercice s'élevait à 18.097.

Au niveau des fonds propres, la réserve légale a été augmentée à raison de 5% du bénéfice de l'exercice, soit 13,1 millions d'euros. Une réserve indisponible pour actions propres a été constituée pour leur valeur d'inventaire, soit 1 million d'euros. Le solde du bénéfice à affecter, après attribution du dividende de l'exercice 2005 (151,9 millions d'euros ou 2,40 euros par action) et paiement du dividende 2004 aux actions provenant de l'exercice des warrants durant l'exercice (0,5 million d'euros), s'est élevé à 120 millions d'euros.

Au terme de l'exercice 2005, les capitaux propres d'un montant de 600,2 millions d'euros étaient constitués par:

- le capital souscrit de 437,2 millions d'euros,
- les primes d'émission de 20,7 millions d'euros,
- la réserve légale de 21 millions d'euros,
- la réserve indisponible pour actions propres de 1 million d'euros,
- le bénéfice reporté de 120 millions d'euros,
- les subsides en capital de 0,3 million d'euros.

L'emprunt à long terme de 250 millions d'euros octroyé, en 2004, par le groupe France Télécom a été remboursé anticipativement et remplacé par une ligne de crédit revolving ouverte par France Télécom pour une durée de 5 ans et sur laquelle aucun prélèvement n'a été effectué en 2005.
Les autres emprunts à court terme qui figuraient au bilan, à fin 2004, pour un montant de 5,6 millions d'euros n'apparaissent plus

au bilan de l'exercice 2005 suite à la fusion par absorption de la filiale Mobistar Affiliate S.A. dont question ci-avant.

Les dettes commerciales ont enregistré une augmentation temporaire significative de 77,1 millions d'euros qui s'explique, pour une large part, par les dépenses d'investissement liées au renouvellement de l'équipement radio du réseau et par la mise en place de la technologie EDGE.

Les dettes fiscales estimées à fin 2005 ont été du même ordre que celles figurant au bilan de l'exercice précédent tandis que l'augmentation de 4,5 millions d'euros des dettes salariales et sociales a résulté de cotisations d'assurance-groupe non facturées à la date de clôture.

Les autres dettes ont inclus les dividendes octroyés aux actionnaires, respectivement au titre des exercices 2005 (151,9 millions d'euros) et 2004 (126 millions d'euros).

Les provisions et dettes au terme de l'exercice 2005 se sont élevées à 548,8 millions d'euros et se décomposent comme suit:

- les provisions pour risques et charges pour un montant de 6,9 millions d'euros, contre 6 millions d'euros au terme de l'exercice précédent,
- les dettes à un an au plus pour un montant de 466,5 millions d'euros, contre 364,9 millions d'euros en 2004, avec la ventilation suivante:
  - o dettes commerciales: 274,3 millions d'euros, contre 197,3 millions d'euros en 2004,
  - o dettes fiscales, salariales et sociales: 39,8 millions d'euros, contre 34,9 millions d'euros en 2004,
  - o autres dettes: 152,4 millions d'euros, contre 126,4 millions d'euros en 2004,
- des comptes de régularisation pour un montant de 75,4 millions d'euros, contre 64 millions d'euros en 2004.

••• Litiges

Antennes: Plusieurs communes et deux provinces belges ont imposé des charges fiscales annuelles sur les pylônes, mâts et antennes installés sur leur territoire à partir de 1997. Ces taxes sont contestées devant le Conseil d'Etat et les tribunaux de première instance (chambre fiscale).

La Cour européenne de Justice avait été saisie par les opérateurs mobiles par la voie d'une question préjudicielle afin d'apprécier la compatibilité de ces taxes avec les règles européennes. La Cour a rendu un arrêt déboutant les opérateurs pour les arguments de droit européen. Muni de cet arrêt, le Conseil d'Etat devra se prononcer sur son application concrète dans ce litige et sur le bien-fondé des autres arguments de droit national soulevés par les opérateurs.

Considérant l'incertitude de la décision à venir, les créances correspondant aux taxes enrôlées augmentées des intérêts légaux, avaient fait l'objet, au terme de l'exercice 2004, d'une réduction de valeur actée de 11,8 millions d'euros. En l'absence de développements nouveaux dans ce dossier, le montant total des taxes enrôlées, majoré des intérêts moratoires, s'est élevé, au terme de l'exercice 2005, à 14,9 millions d'euros, dont 3,1 millions d'euros à charge de l'exercice.

Packs: La Cour d'appel a confirmé le jugement du Tribunal de commerce d'Anvers condamnant Mobistar pour infraction à la loi sur les pratiques de commerce pour offre conjointe de terminaux avec cartes SIM et crédits d'appel ou de terminaux avec crédits d'appel et lui ordonnant, en conséquence, la cessation de ce type de ventes.

Tarifs de terminaison: Un concurrent a contesté une décision de l'IBPT qui déterminait les tarifs de terminaison de Mobistar à partir de 2003 pour deux années. Ce litige est toujours pendant devant la Cour d'appel, juridiction compétente pour connaître des litiges relatifs aux décisions de l'IBPT. Mobistar est intervenue dans la procédure lancée contre l'IBPT afin de défendre au mieux ses intérêts.

Mobistar est également intervenue dans l'action lancée par Base à l'encontre de Proximus: Base réclame des dommages et intérêts en réparation de pratiques d'**abus de position dominante** dans certains segments business. Mobistar appuie cette requête et demande, en outre, la désignation d'un expert afin de déterminer l'importance du dommage subi. Le litige est pendant devant les tribunaux.

Les trois opérateurs actifs en Belgique ont décidé de contester la décision de l'IBPT relative à la détermination du **coût de portage** en cas de portabilité d'un numéro mobile. Mobistar soutient que le prix requis pour des portages de plusieurs numéros est trop élevé et que payer ce prix revient à subsidier les activités commerciales de l'acteur dominant. Ce litige a été porté devant la Cour européenne de Justice, à Luxembourg, par le biais d'une question préjudicielle afin de savoir si la fixation de ce prix par le régulateur est compatible avec les règles européennes.

KPN Netherlands a assigné Mobistar pour l'utilisation de la **couleur verte en tant que marque**. KPN demande à Mobistar de cesser d'utiliser la couleur verte en tant que marque principale dans toute sa communication. Les dates des plaidoiries ne sont pas encore connues.

Mobistar a, en outre, introduit plusieurs actions devant la Cour d'appel afin de supporter ou de contester certaines décisions de l'IBPT prises à l'encontre de Belgacom S.A. en matière de **dégroupage de la boucle locale ou de bitstream.**

4. Tendances

Conformément à la stratégie commerciale initiée en 2005, Mobistar entend développer des services et des produits qui répondent en tous points aux besoins de la clientèle. Celle-ci a manifesté son intérêt pour des offres simples, claires et attractives.

Mobistar vient de donner le coup d'envoi d'une opération commerciale de grande ampleur qui consiste à renouveler l'ensemble de son portefeuille de produits, tant pour les abonnés que pour les utilisateurs de cartes prépayées. L'opérateur a décidé de reconsidérer la notion même d'abonnement et développé une série de produits novateurs particulièrement compétitifs (BestDeal, Tempo Music, ...).

Cette évolution dans le positionnement de Mobistar, ainsi que le développement d'offres et d'activités convergentes supportées par les offres ADSL, devraient lui permettre de progresser encore malgré le ralentissement de la croissance du marché et la concurrence accrue dont ce dernier fait l'objet.

Les choix stratégiques qui ont été faits sur le plan de l'infrastructure tant en '2G' (EDGE) qu'en '3G' (UMTS), permettront par ailleurs à Mobistar d'être le premier opérateur à offrir la téléphonie mobile à haut débit sur l'ensemble du territoire et d'accroître ainsi la capacité et la qualité de son réseau, le trafic de données qui en résulte et les revenus qui y sont liés.

Vu la pression que devraient subir les prix dans un marché belge des télécoms dont la concurrence ne cesse de croître, et compte tenu de l'incertitude quant au timing et à l'importance de la réduction des frais de terminaison à venir, Mobistar garde une approche prudente et prévoit une croissance inférieure à 5% (low single digit growth) tant pour son chiffre d'affaires de la téléphonie que pour son bénéfice net.

5. Justification de l'application des règles comptables de continuité

Vu les résultats financiers de Mobistar au cours de l'exercice clôturé au 31/12/2005, la société n'est pas sous l'application de l'article 96 (6°) du Code des Sociétés relatif à la justification des règles comptables de continuité.

6. Application de l'article 524 du code des sociétés durant l'exercice 2005

La procédure prescrite à l'article 524 du Code des Sociétés n'a pas été appliquée durant l'exercice 2005.

Néanmoins, le Conseil d'Administration a chargé les administrateurs indépendants de suivre l'état des relations intra-groupe auxquelles Mobistar est associée.

7. Informations sur les missions complémentaires confiées aux commissaires

Durant l'exercice 2005, le commissaire et sociétés liées ont presté des missions complémentaires pour un montant total de 138.722,21 euros.

comptes annuels mobistar S.A. 2005

••• Actif

	2005 en milliers d'€	2004 en milliers d'€
ACTIFS IMMOBILISES	**862 562**	**852 521**
I. Frais d'établissement (Annexe I)		26
II. Immobilisations incorporelles (Annexe II)	398 843	427 667
III. Immobilisations corporelles (Annexe III)	463 530	416 345
A. Terrains et constructions	200 588	170 456
B. Installations, machines et outillage	238 500	220 793
C. Mobilier et matériel roulant	17 678	16 704
E. Autres immobilisations corporelles	6 764	8 392
IV. Immobilisations financières (Annexes IV et V)	189	8 483
A. Entreprises liées		8 318
1. Participations		7 343
2. Créances		975
C. Autres immobilisations financières	189	165
2. Créances et cautionnements en numéraire	189	165
ACTIFS CIRCULANTS	**286 379**	**314 215**
VI. Stocks et commandes en cours d'éxécution	5 843	17 997
A. Stocks	5 843	17 997
4. Marchandises	5 843	17 997
VII. Créances à un an au plus	187 089	155 274
A. Créances commerciales	176 744	153 471
B. Autres créances	10 345	1 803
VIII. Placements de trésorerie (Annexes V et VI)	54 345	105 504
A. Actions propres	1 045	
B. Autres placements	53 300	105 504
IX. Valeurs disponibles	1 224	1 148
X. Comptes de régularisation (Annexe VII)	37 878	34 292
TOTAL DE L'ACTIF	**1 148 941**	**1 166 736**

... Passif

	2005 en milliers d'€	2004 en milliers d'€
CAPITAUX PROPRES	**600 178**	**481 882**
I. Capital (Annexe VIII)	437 158	435 514
A. Capital souscrit	437 158	435 514
II. Primes d'émission	20 671	14 191
IV. Réserves	22 069	7 897
A. Réserve légale	21 024	7 897
B. Réserves indisponibles	1 045	
1. Pour actions propres	1 045	
V. Bénéfice reporté	120 001	23 975
VI. Subsides en capital	279	305
PROVISIONS ET IMPOTS DIFFERES	**6 904**	**5 985**
VII. A. Provisions pour risques et charges	6 904	5 985
4. Autres risques et charges (Annexe IX)	6 904	5 985
DETTES	**541 859**	**678 869**
VIII. Dettes à plus d'un an (Annexe X)		250 000
A. Dettes financières		250 000
5. Autres emprunts		250 000
IX. Dettes à un an au plus (Annexe X)	466 502	364 853
B. Dettes financières		6 332
1. Etablissements de crédit		767
2. Autres emprunts		5 565
C. Dettes commerciales	274 349	197 290
1. Fournisseurs	274 349	197 290
E. Dettes fiscales, salariales et sociales	39 747	34 881
1. Impôts	1 598	1 217
2. Rémunérations et charges sociales	38 149	33 664
F. Autres dettes	152 406	126 350
X. Comptes de régularisation (Annexe XI)	75 357	64 016
TOTAL DU PASSIF	**1 148 941**	**1 166 736**

compte de résultats

sous la forme de liste

	2005 en milliers d'€	2004 en milliers d'€
I. Ventes et prestations	1 517 111	1 395 195
A. Chiffre d'affaires (Annexe XII, A)	1 474 437	1 347 382
C. Production immobilisée	9 185	12 504
D. Autres produits d'exploitation (Annexe XII, B)	33 489	35 309
II. Coût des ventes et des prestations (-)	-1 121 772	-1 024 016
A. Approvisionnements et marchandises	497 265	442 636
1. Achats	485 140	450 628
2. Variation des stocks (augmentation -, réduction +)	12 125	-7 992
B. Services et biens divers	291 394	270 022
C. Rémunérations, charges sociales et pensions (Annexe XII, C2)	137 305	126 922
D. Amortissements et réductions de valeur sur frais d'établissement, sur immobilisations incorporelles et corporelles	184 192	186 072
E. Réductions de valeur sur stocks, sur commandes en cours d'exécution et sur créances commerciales (dotations + reprises -) (Annexe XII, D)	1 666	-9 422
F. Provisions pour risques et charges (dotations +, utilisations et reprises -) (Annexe XII, C3 et E)	872	1 646
G. Autres charges d'exploitation (Annexe XII, F)	9 078	6 140
III. Bénéfice d'exploitation (+)	395 339	371 179
IV. Produits financiers	4 171	1 935
B. Produits des actifs circulants	3 121	1 003
C. Autres produits financiers (Annexe XIII, A)	1 050	932
V. Charges financières (-)	-12 338	-26 662
A. Charges des dettes (Annexe XIII, B et C)	8 370	24 328
B. Réductions de valeur sur actifs circulants autres que ceux visés sub. II. E. (dotations +, reprises -) (Annexe XIII, D)	998	
C. Autres charges financières (Annexe XIII, E)	2 970	2 334
VI. Bénéfice courant avant impôts (+)	387 172	346 452
VIII. Charges exceptionnelles (-)	-975	-1 422
B. Réductions de valeur sur immobilisations financières	975	1 422
IX. Bénéfice de l'exercice avant impôts (+)	386 197	345 030
X. Impôts sur le résultat (-) (+)	-123 667	-105 514
A. Impôts (Annexe XV) (-)	-123 667	-105 514
XI. Bénéfice de l'exercice (+)	262 530	239 516
XIII. Bénéfice de l'exercice à affecter (+)	262 530	239 516

AFFECTATIONS ET PRELEVEMENTS

	2005 en milliers d'€	2004 en milliers d'€
A. Bénéfice à affecter	**286 505**	**157 944**
1. Bénéfice de l'exercice à affecter	262 530	239 516
2. Bénéfice reporté de l'exercice précédent	23 975	
Perte reportée de l'exercice précédent (-)		-81 572
C. Affectations aux capitaux propres (-)	**-14 172**	**-7 897**
2. à la réserve légale	13 127	7 897
3. aux autres réserves	1 045	
D. Résultat à reporter		
1. Bénéfice à reporter (-)	-120 001	-23 975
F. Bénéfice à distribuer (-)	**-152 332**	**-126 072**
1. Rémunération du capital	152 332	126 072

2005

en milliers d'€

I. Etat des frais d'établissement (rubrique 20 de l'actif)	
Valeur comptable nette au terme de l'exercice précédent	
Mutations de l'exercice:	26
• Amortissements (-)	-26
Valeur comptable nette au terme de l'exercice	**0**

II. Etat des immobilisations incorporelles (rubrique 21 de l'actif)	Concessions, brevets, licences, etc.	Goodwill
a. Valeur d'acquisition		
Au terme de l'exercice précédent	715 026	62 590
Mutations de l'exercice:		
• Acquisitions, y compris la production immobilisée	66 126	1 419
• Cessions et désaffectations (-)	-11 616	
Au terme de l'exercice	769 536	64 009
c. Amortissements et réductions de valeur		
Au terme de l'exercice précédent	335 439	14 510
Mutations de l'exercice:		
• Actés	83 881	12 304
• Annulés à la suite de cessions et désaffectations (-)	-11 432	
Au terme de l'exercice	407 888	26 814
d. Valeur comptable nette au terme de l'exercice	**361 648**	**37 195**

III. Etat des immobilisations corporelles (rubriques 22 à 27 de l'actif)	Terrains et constructions (rubrique 22)	Installations, machines et outillage (rubrique 23)	Mobilier et matériel roulant (rubrique 24)	Autres immobilisations corporelles (rubrique 26)
a. Valeur d'acquisition				
Au terme de l'exercice précédent	341 758	536 892	100 044	19 729
Mutations de l'exercice:				
• Acquisitions, y compris la production immobilisée	44 962	118 440	7 883	199
• Cessions et désaffectations (-)	-1 964	-152 838	-654	-925
Au terme de l'exercice	384 756	502 494	107 273	19 003
c. Amortissements et réductions de valeur				
Au terme de l'exercice précédent	171 302	316 099	83 340	11 337
Mutations de l'exercice:				
• Actés	14 826	64 431	6 897	1 827
• Annulés à la suite de cessions et désaffectations (-)	-1 960	-116 536	-642	-925
Au terme de l'exercice	184 168	263 994	89 595	12 239
d. Valeur comptable nette au terme de l'exercice	**200 588**	**238 500**	**17 678**	**6 764**

IV. Etat des immobilisations financières (rubrique 28 de l'actif)	2005 en milliers d'€ Entreprises liées (rubrique 280)	Autres entreprises (rubrique 284)
1. Participations, actions et parts		
a. Valeur d'acquisition		
Au terme de l'exercice précédent	34 750	
Mutations de l'exercice:		
• Cessions et retraits (-)	-34 750	
Au terme de l'exercice	0	
c. Réductions de valeur		
Au terme de l'exercice précédent	27 407	
Mutations de l'exercice:		
• Annulées à la suite de cessions et retraits (-)	-27 407	
Au terme de l'exercice	0	
Valeur comptable nette au terme de l'exercice	**0**	
	(rubrique 281)	(rubrique 285/8)
2. Créances		
Valeur comptable nette au terme de l'exercice précédent	975	165
Mutations de l'exercice:		
• Additions		24
• Réductions de valeur actées (-)	-975	
Valeur comptable nette au terme de l'exercice	**0**	**189**
Réductions de valeur cumulées sur créances au terme de l'exercice	**975**	

VI. Placements de trésorerie: autres placements (rubrique 51/53 de l'actif)	2005 en milliers d'€	2004 en milliers d'€
Autres placements de trésorerie	53 300	105 504

VII. Comptes de régularisation	2005 en milliers d'€
Ventilation de la rubrique 490/1 de l'actif si celle-ci représente un montant important	
• Produits acquis	23 315
• Charges à reporter	14 460
• Produits financiers	102

2005

	en milliers d'€	Nombre d'actions
VIII. Etat du capital		
A. Capital social		
1. Capital souscrit (rubrique 100 du passif)		
Au terme de l'exercice précédent	435 514	
Modifications au cours de l'exercice:		
• Augmentation de capital	1 644	237 866
Au terme de l'exercice	437 158	
2. Représentation du capital		
2.1. Catégories d'actions		
• Actions sans valeur nominale	437 158	63 273 655
2.2. Actions nominatives ou au porteur		
• Nominatives		34 676 595
• Au porteur		28 597 060
C. Actions propres détenues par		
- la société elle-même	1 045	15 614
D. Engagements d'émission d'actions		
2. Suite à l'exercice de droits de souscription		
• Nombre de droits de souscription en circulation		18 097
• Montant du capital à souscrire	618	
• Nombre maximum correspondant d'actions à émettre		18 097
E. Capital autorisé non souscrit	125	
G. Structure de l'actionnariat de l'entreprise au 31/12/2005		
Wirefree Services Belgium		31 753 100
Telindus Group		2 921 182
Actions propres		15 614
Autres (flottant)		28 583 759
Nombre total d'actions		63 273 655

2005

	en milliers d'€
IX. Provisions pour autres risques et charges	
Ventilation de la rubrique 163/5 du passif si celle-ci représente un montant important	
• Garantie de remboursement à concurrence de 50% d'une ligne de crédit bancaire octroyée à l'association momentanée IRISNET	2 475
• Provisions pour litiges	4 429

	2005
	en milliers d'€
X. Etat des dettes	
C. Dettes fiscales, salariales et sociales	
1. Impôts (rubrique 450/3 du passif)	
c. Dettes fiscales estimées	1 598
2. Rémunérations et charges sociales (rubrique 454/9 du passif)	
b. Autres dettes salariales et sociales	38 149
XI. Comptes de régularisation	
Ventilation de la rubrique 492/3 du passif si celle-ci représente un montant important	
• Produits à reporter	75 271
• Charges à imputer	86

	2005	2004
XII. Résultats d'exploitation		
A. Chiffre d'affaires net (rubrique 70)	**en milliers d'€**	**en milliers d'€**
Ventilation par catégorie d'activité et marché géographique à communiquer en annexe au document normalisé, dans la mesure où, du point de vue de l'organisation de la vente des produits et de la prestation des services relevant des activités ordinaires de l'entreprise, ces catégories et marchés diffèrent entre eux de façon considérable.		
• Activié mobile	1 384 119	1 248 381
• Activié fixe et data	90 318	99 001
• Chiffre d'affaires	1 474 437	1 347 382
C1. Travailleurs inscrits au registre du personnel	**en unités**	**en unités**
a. Nombre total à la date de clôture	1 682	1 643
b. Effectif moyen du personnel calculé en équivalents temps plein	1 638,7	1 619,4
c. Nombre effectif d'heures prestées	2 793 929	2 793 275
C2. Frais de personnel (rubrique 62)	**en milliers d'€**	**en milliers d'€**
a. Rémunérations et avantages sociaux directs	97 263	87 502
b. Cotisations patronales d'assurances sociales	28 744	27 115
c. Primes patronales pour assurances extralégales	4 795	4 683
d. Autres frais de personnel	6 492	7 424
e. Pensions	11	198
D. Réductions de valeur (rubrique 631/4)		
1. Sur stocks et commandes en cours		
• Actées	28	
• Reprises (-)		-260
2. Sur créances commerciales		
• Actées	1 638	
• Reprises (-)		-9 162
E. Provisions pour risques et charges (rubrique 635/7)		
Constitutions	1 276	3 026
Utilisations et reprises (-)	-404	-1 380

	2005 en milliers d'€	2004 en milliers d'€
F. Autres charges d'exploitation (rubrique 640/8)		
Impôts et taxes relatifs à l'exploitation	2 104	2 053
Autres	6 974	4 087
G. Personnel intérimaire et personnes mises à la disposition de l'entreprise		
1. Nombre total à la date de clôture (en unités)	59	87
2. Nombre moyen calculé en équivalents temps plein (en unités)	56,0	104,0
Nombre effectif d'heures prestées (en unités)	110 404	206 009
Frais pour l'entreprise (en milliers d'€)	4 109	9 820
XIII. Résultats financiers		
A. Autres produits financiers (rubrique 752/9)		
Subsides accordés par les pouvoirs publics et imputés au compte de résultats:		
• subsides en capital	26	69
Ventilation des autres produits, s'ils sont importants		
• Produits financiers divers	934	716
• Boni de change	90	147
C. Intérêts portés à l'actif	2 002	
D. Réductions de valeur sur actifs circulants (rubrique 651)		
Actées	998	
E. Autres charges financières (rubrique 652/9)		
Montant de l'escompte à charge de l'entreprise sur la négociation de créances	1 701	1 530
Ventilation des autres charges financières, si elles sont importantes		
• Frais de banque	1 035	772
• Pertes de change	174	27
• Charges financières diverses	60	5

	2005 en milliers d'€
XV. Impôts sur le résultat	
A. Détail de la rubrique 670/3	
1. Impôts sur le résultat de l'exercice	123 567
a. Impôts et précomptes dus ou versés	122 526
c. Suppléments d'impôts estimés (portés à la rubrique 450/3 du passif)	1 041
2. Impôts sur le résultat d'exercices antérieurs	100
b. Suppléments d'impôts estimés (portés à la rubrique 450/3 du passif) ou provisionnés (portés à la rubrique 161 du passif)	100

	2005 en milliers d'€
B. Principales sources des disparités entre le bénéfice avant impôts et le bénéfice taxable estimé	
• Dépenses non admises	5 644
• Réduction de valeur sur participation dans Mobistar Corporate Solutions SA liquidée durant l'exercice	-22 310
C. Sources de latences fiscales	
1. Latences actives	15 894
• Pertes fiscales cumulées, déductibles des bénéfices taxables ultérieurs	
- Déductions pour investissements	15 894

	2005 en milliers d'€	2004 en milliers d'€
XVI. Taxes sur la valeur ajoutée et impôts à charge de tiers		
A. Taxes sur la valeur ajoutée, portées en compte:		
1. à l'entreprise (déductibles)	218.232	191 236
2. par l'entreprise	375 681	331 522
B. Montants retenus à charge de tiers, au titre de:		
1. précompte professionnel	32 943	35 670
2. précompte mobilier	12 080	

XVII. Droits et engagements hors bilan

Litiges importants et autres engagements importants

1. Garanties bancaires émises pour le compte de la société : 7,129 millions d'euros.

2. Depuis 1997, certaines communes et deux provinces belges ont adopté des mesures de taxation locales permettant une taxation annuelle sur les pylônes, mâts et antennes situés sur leur territoire. Ces mesures de taxation sont actuellement contestées auprès du Conseil d'Etat et des tribunaux de première instance (chambre fiscale).

Suite à une question préjudicielle posée par le Conseil d'Etat à la Cour de Justice des Communautés Européennes, celle-ci a jugé dans son arrêt du 8 septembre 2005 que de telles taxes ne sont pas inconciliables avec le droit européen, pour autant qu'elles n'altèrent pas les conditions de concurrence entre l'opérateur historique et les nouveaux opérateurs sur le marché. Il revient au Conseil d'Etat de prendre une décision finale en la matière. Etant donné ces recours, la créance représentative du montant des taxes enrôlées, augmentée des intérêts moratoires calculés au taux légal, s'élève à 14,922 millions d'euros et fait l'objet d'une réduction de valeur actée pour sa totalité, dont 3,154 millions d'euros à charge de l'exercice.

Description succincte du régime complémentaire de pension de retraite ou de survie instauré au profit du personnel ou des dirigeants et des mesures prises pour en couvrir la charge

La société a un système de retraite à cotisation définie qui prévoit un complément au droit de pension des employés en plus du régime légal de retraite. Ce système de retraite est couvert et financé par une compagnie d'assurances comme le requiert la législation fiscale belge.

	2005 en milliers d'€	2004 en milliers d'€
XVIII. Relations avec les entreprises liées et les entreprises avec lesquelles il existe un lien de participation	Entreprises liées	Entreprises liées
1. Immobilisations financières		8 318
Participations		7 343
Créances: autres		975
2. Créances	30 506	17 010
A un an au plus	30 506	17 010
3. Placements de trésorerie	53 300	
Créances	53 300	
4. Dettes	17 559	264 575
A plus d'un an		250 000
A un an au plus	17 559	14 575
7. Résultats financiers		
Produits des actifs circulants	2 921	519
Charges des dettes	10 361	13 424

	2005 en milliers d'€
XIX. Relations financières avec	
A. Les administrateurs et gérants	
4. Rémunérations directes et indirectes et pensions attribuées, à charge du compte de résultats, pour autant que cette mention ne porte pas à titre exclusif ou principal sur la situation d'une seule personne identifiable:	
- aux administrateurs et gérants	1 010

Déclaration relative aux comptes consolidés

A. Informations à compléter par les entreprises soumises aux dispositions du Code des sociétés relatives aux comptes consolidés:

L'entreprise établit et publie des comptes consolidés et un rapport consolidé de gestion.

B. Informations à compléter par l'entreprise si elle est filiale ou filiale commune:

Entreprise mère:

France Télécom
6, place d'Alleray
75505 Paris Cedex 15 - France

Etablit et publie des comptes consolidés pour l'ensemble le plus grand.

Les comptes consolidés dont question ci-avant peuvent être obtenus à l'adresse:

France Télécom
6, place d'Alleray
75505 Paris Cedex 15 - France

	2005			2004
I. Etat des personnes occupées	Temps plein	Temps partiel	Total (T) ou total en équivalents temps plein (ETP)	Total (T) ou total en équivalents temps plein (ETP)
A. Travailleurs inscrits au registre du personnel				
1. Au cours de l'exercice et de l'exercice précédent				
Nombre moyen de travailleurs	1 548,8	123,6	1 638,7 (ETP)	1 619,4 (ETP)
Nombre effectif d'heures prestées	2 646 810	147 119	2 793 929 (T)	2 793 275 (T)
Frais de personnel (en milliers d'€)	130 440	6 865	137 305 (T)	126 922 (T)
Montant des avantages accordés en sus du salaire (en milliers d'€)			1 668 (T)	1 662 (T)
2. A la date de clôture de l'exercice				
a. Nombre de travailleurs inscrits au registre du personnel	1 545	137	1 644,6 (ETP)	
b. Par type de contrat de travail				
Contrat à durée indéterminée	1 545	137	1 644,6 (ETP)	
c. Par sexe				
Hommes	1 078	21	1 094,2 (ETP)	
Femmes	467	116	550,4 (ETP)	
d. Par catégorie professionnelle				
Employés	1 544	137	1 643,6 (ETP)	
Autres	1		1,0 (ETP)	

B. Personnel intérimaire et personnes mises à la disposition de l'entreprise	Personnel intérimaire	Personnes mises à la disposition de l'entreprise
Au cours de l'exercice		
Nombre moyen de personnes occupées	59,0	12,0
Nombre effectif d'heures prestées	86 296	24 108
Frais pour l'entreprise (en milliers d'€)	2 466	1 643

2005

II. Tableau des mouvements du personnel au cours de l'exercice	Temps plein	Temps partiel	Total en équivalents temps plein
A. Entrées			
a. Nombre de travailleurs inscrits au registre du personnel au cours de l'exercice	151	2	152;3
b. Par type de contrat de travail			
Contrat à durée indéterminée	151	2	152,3
c. Par sexe et niveau d'études			
Hommes:			
secondaire	38		38,0
supérieur non universitaire	35		35,0
universitaire	38		38,0
Femmes:			
secondaire	19	1	19,5
supérieur non universitaire	8	1	8,8
universitaire	13		13,0
B. Sorties			
a. Nombre de travailleurs dont la date de fin de contrat a été inscrite au registre du personnel au cours de l'exercice	108	10	116,7
b. Par type de contrat de travail			
Contrat à durée indéterminée	107	10	115,7
Contrat à durée déterminée	1		1,0
c. Par sexe et niveau d'études			
Hommes:			
secondaire	15	2	16,8
supérieur non universitaire	35	1	35,8
universitaire	30		30,0
Femmes:			
secondaire	8	2	9,7
supérieur non universitaire	13	3	15,6
universitaire	7	2	8,8
d. Par motif de fin de contrat			
Prépension	1		1,0
Licenciement	52	2	53,8
Autre motif	55	8	61,9

2005

III. Etat concernant l'usage, au cours de l'exercice, des mesures en faveur de l'emploi	Nombre de travailleurs concernés		Montant de l'avantage financier en milliers d'€
	Nombre	Equivalents temps plein	
Mesures en faveur de l'emploi			
1. Mesures comportant un avantage financier[1]			
1.6. Réduction structurelle des cotisations de sécurité sociale	1 785	1 745,3	3 817
1.11. Convention de premier emploi	1	1,0	4
2. Autres mesures			
2.4. Réduction des cotisations personnelles de sécurité sociale des travailleurs à bas salaires	3	2,6	
Nombre de travailleurs concernés par une ou plusieurs mesures en faveur de l'emploi			
Total pour l'exercice	1 785	1 745,3	
Total pour l'exercice précédent	1 721	1 690,5	

[1] Avantage financier pour l'employeur concernant le titulaire ou son remplaçant

IV. Renseignements sur les formations pour les travailleurs au cours de l'exercice	Hommes	Femmes
Total des initiatives en matière de formation des travailleurs à charge de l'employeur		
1. Nombre de travailleurs concernés	1 104	575
2. Nombre d'heures de formation suivies	45 447	18 885
3. Coût pour l'entreprise (en milliers d'€)	1 888	806

••• Frais d'établissement

Les frais de premier établissement et les frais liés aux augmentations du capital souscrit sont capitalisés dans le bilan au prix coûtant et sont amortis sur cinq ans à partir de la date de dépense sur une base linéaire. Par exception, les frais d'augmentation de capital exposés dans le cadre de l'introduction en bourse réalisée en 1998 ont été intégralement pris en charge sur l'exercice 1998.

••• Immobilisations incorporelles

Les actifs incorporels sont enregistrés au prix coûtant et sont composés essentiellement des coûts et dépenses capitalisés suivants, y compris, le cas échéant, la production immobilisée: acquisition de la licence pour le réseau GSM, acquisition de la licence UMTS, coût de la conception et du développement du réseau, permis, coût de licences et de production de logiciels y ayant trait et goodwill.

La licence pour le réseau GSM a été accordée pour une durée de 15 ans, et est amortie sur une base linéaire.

La licence UMTS a une durée de 20 ans et fait l'objet d'un amortissement linéaire sur 16 ans à partir d'avril 2005, moment où la première zone géographique a été techniquement déclarée en mesure de fonctionner.

Le goodwill généré lors de l'acquisition de l'universalité des biens de la S.A. Mobistar Corporate Solutions est amorti sur une durée de 5 ans.

Les autres actifs incorporels sont amortis linéairement sur une période de 4 à 5 ans.

••• Immobilisations corporelles

Les immobilisations corporelles sont inscrites au prix coûtant et sont amorties sur une base linéaire pro rata temporis en utilisant les taux définis dans les lois fiscales belges actuelles, qui correspondent aux durées de vie des actifs concernés comme suit:

Bâtiments et constructions sur sites	20 ans
Fibres optiques	15 ans
Equipements de téléphonie mobile	8 ans
Equipements de messagerie	5 ans
Matériel informatique	4 et 5 ans
Autres équipements immobiliers	5 à 10 ans

Les frais d'entretien réguliers et les frais de réparation sont imputés aux dépenses au cours de la période encourue. Les améliorations immobilières sont capitalisées. Les coûts d'emprunt liés à l'achat d'actifs immobilisés corporels sont activés et amortis suivant le même schéma que les immobilisés en question.

••• Immobilisations financières

Les participations, actions et parts sont évaluées à la valeur d'acquisition. Les créances sont évaluées à la valeur nominale. Des réductions de valeurs sont actées sur les participations, actions et parts en cas de moins-values ou de dépréciations durables. Les créances font l'objet de réductions de valeur si leur remboursement à l'échéance est en tout ou en partie incertain ou compromis.

••• Créances

Les créances sont évaluées à la valeur nominale. Les réductions de valeur pour créances douteuses sont évaluées en tenant compte du risque potentiel de non-recouvrement.

••• Stocks

Les stocks comprennent les marchandises achetées destinées à la vente. Les mouvements de stock sont déterminés selon la méthode FIFO (premier entré - premier sorti). Les inventaires sont évalués selon la méthode du «lower of cost or market».

••• Valeurs disponibles

La trésorerie et les équivalents de trésorerie comprennent les dépôts en espèces et à terme de moins de trois mois. Ils sont enregistrés à la valeur nominale. Les devises étrangères sont converties selon le taux de fin d'exercice et les profits et les pertes sont inscrits dans les produits et charges.

••• Comptes de régularisation

Les comptes de régularisation de l'actif comprennent les charges à reporter et les produits acquis. Les comptes de régularisation du passif comprennent les charges à imputer et les produits à reporter.

••• Pensions

La société a un système de retraite à prestation définie qui prévoit un complément au droit de pension des employés en plus du régime légal de retraite. Ce système de retraite est couvert et financé par une compagnie d'assurances comme le requiert la législation belge.

••• Instruments financiers

La société conclut des contrats visant à la protéger contre le risque lié aux fluctuations des taux d'intérêt associés à ses emprunts. Les primes payées ou reçues et la valeur réelle des instruments dérivés sont imputés sur la période du contrat et sont inscrits comme produits et charges d'intérêts.

••• Reconnaissance des produits et des charges

Les produits et les charges sont enregistrés au moment où ils sont encourus indépendamment de leur paiement ou encaissement.

Les produits provenant des services sont reconnus quand ils sont acquis. Les facturations pour ces services sont effectuées sur une base mensuelle tout au long du mois. Les rentrées non facturées à la fin de chaque mois sont estimées sur base du trafic et enregistrées à la fin du mois. Les paiements reçus à l'avance sont reportés et repris au bilan sous les revenus reportés.

••• Impôts sur le revenu

La société est soumise à l'impôt sur les sociétés conformément à la législation belge en matière d'impôts sur le revenu. Les impôts différés résultant de différences temporaires dans la reconnaissance des produits et des charges ne sont pas reconnus.

••• Transactions en devises étrangères

Les transactions en devises étrangères sont converties en EUR selon le taux de change en vigueur à la date de la transaction. Les créances et dettes à la date du bilan, libellées en devises étrangères, sont ajustées pour refléter les taux de change en vigueur à la date du bilan, ces ajustements étant reconnus dans le compte de résultats dans la mesure où les principes comptables belges le permettent.

rapport du commissaire

à l'Assemblée Générale des actionnaires de la société anonyme Mobistar sur les comptes annuels pour l'exercice clos le 31 décembre 2005

Conformément aux dispositions légales et statutaires, nous vous faisons rapport sur l'exécution de la mission de révision qui nous a été confiée.

Nous avons procédé à la révision des comptes annuels pour l'exercice arrêté le 31 décembre 2005, établis sur la base des dispositions légales et réglementaires applicables en Belgique, dont le total du bilan s'élève à € 1.148.941 milles et dont le compte de résultats se solde par un bénéfice de l'exercice de € 262.530 milles. Nous avons également procédé aux vérifications spécifiques complémentaires requises par la loi.

L'établissement des comptes annuels, l'appréciation des informations à reprendre dans le rapport de gestion, ainsi que le respect par la société du Code des sociétés et des statuts relèvent de la responsabilité de l'organe de gestion.

Notre contrôle des comptes annuels a été effectué conformément aux dispositions légales et aux normes de révision applicables en Belgique, telles qu'édictées par l'Institut des Reviseurs d'Entreprises.

••• Attestation sans réserve des comptes annuels

Les normes de révision précitées requièrent que notre contrôle soit organisé et exécuté de manière à obtenir une assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives.

Conformément à ces normes, nous avons tenu compte de l'organisation de la société en matière administrative et comptable ainsi que de ses dispositifs de contrôle interne. Les responsables de la société ont répondu avec clarté à nos demandes d'explications et d'information. Nous avons examiné par sondages la justification des montants figurant dans les comptes annuels. Nous avons évalué le bien-fondé des règles d'évaluation et des estimations comptables significatives faites par la société ainsi que la présentation des comptes annuels dans leur ensemble. Nous estimons que ces travaux fournissent une base raisonnable à l'expression de notre opinion.

A notre avis, compte tenu des dispositions légales et réglementaires applicables en Belgique, les comptes annuels clos le 31 décembre 2005 donnent une image fidèle du patrimoine, de la situation financière et des résultats de la société.

••• Attestations et informations complémentaires

Nous complétons notre rapport par les attestations et informations complémentaires suivantes qui ne sont pas de nature à modifier la portée de l'attestation des comptes annuels:

- Le rapport de gestion comprend les informations requises par la loi et concorde avec les comptes annuels. Toutefois, nous ne sommes pas en mesure de nous prononcer sur la description des principaux risques et incertitudes auxquels la société est confrontée, ainsi que de sa situation, de son évolution prévisible ou de l'influence notable de certains faits sur son développement futur. Nous pouvons néanmoins confirmer que les renseignements fournis ne présentent pas de contradictions évidentes avec les informations dont nous avons connaissance dans le cadre de notre mandat.
- Sans préjudice d'aspects formels d'importance mineure, la comptabilité est tenue conformément aux dispositions légales et réglementaires applicables en Belgique.
- Pour le reste, nous n'avons pas à vous signaler d'opération conclue ou de décision prise en violation des statuts ou du Code des sociétés. L'affectation des résultats proposée à l'Assemblée Générale est conforme aux dispositions légales et statutaires.

Bruxelles, le 23 mars 2006

Ernst & Young Reviseurs d'Entreprises SCC
Commissaire
représentée par

Herman Van den Abeele
Associé

états financiers 2005 consolidés selon les normes IFRS

compte de résultat consolidé

Réf.		2005 en milliers d'€	2004 en milliers d'€
	Produits d'exploitation		
	Chiffre d'affaires de la téléphonie	1 404 271	1 276 316
	Chiffre d'affaires de vente de matériel	46 814	64 816
15	**Total du chiffre d'affaires**	**1 451 085**	**1 341 132**
15	Autres produits d'exploitation	28 847	26 586
	Total des produits d'exploitation	1 479 932	1 367 718
	Charges d'exploitation		
	Coûts d'interconnexion	331 965	287 425
15	Autres coûts d'acquisition des produits et services vendus	142 713	136 222
15	Services et biens divers	289 614	275 287
15	Avantages du personnel	130 926	116 414
	Amortissements et pertes de valeur	172 041	172 854
15	Autres charges d'exploitation	9 603	-3 092
	Total des charges d'exploitation	1 076 862	985 110
	Résultat des activités d'exploitation	**403 070**	**382 608**
15	Produits financiers	3 325	1 268
15	Charges financières	11 608	16 711
	Résultat opérationnel après déduction des charges financières nettes	**394 787**	**367 165**
4	Impôts	124 499	124 195
	Résultat des activités poursuivies *	**270 288**	**242 970**
	Part du groupe dans le résultat	270 288	242 970
9	Résultat de base par action (en €)	4.28	3.87
	Nombre moyen pondéré des actions ordinaires	63 112 103	62 826 119
9	Résultat dilué par action (en €)	4.28	3.86
	Nombre moyen pondéré dilué des actions ordinaires	63 120 982	62 923 158

* En l'absence d'activités abandonnées, le résultat de la période correspond au résultat des activités poursuivies.

Réf.		2005 en milliers d'€	2004 en milliers d'€
	ACTIF		
	Actifs non-courants		
1	Goodwill	10 558	10 594
1	Immobilisations incorporelles	358 696	377 370
2	Immobilisations corporelles	464 966	418 060
3	Autres actifs non-courants	197	173
4	Impôts différés	7 086	9 281
	Total actifs non-courants	841 503	815 478
	Actifs courants		
5	Stocks	5 843	17 997
6	Créances commerciales	169 439	148 881
	Revenu à facturer	23 315	20 107
7	Autres actifs courants	25 318	16 350
8	Placements de trésorerie et valeurs disponibles	54 574	106 762
	Total actifs courants	278 489	310 097
	Total actif	**1 119 992**	**1 125 575**
	CAPITAUX PROPRES ET DETTES		
	Capitaux propres		
10	Capital	437 158	435 514
10	Primes d'émission	20 670	14 191
10	Réserve légale	21 024	7 897
10	Réserve pour instruments financiers de couverture	0	-2 731
10	Actions propres	-1 045	0
10	Perte reportée	238 397	108 074
	Total capitaux propres	716 204	562 945
	Dettes non-courantes		
13	Prêts et emprunts à long terme productifs d'intérêts	0	249 379
12	Provisions à long terme	10 996	9 371
	Total dettes non-courantes	10 996	258 750
	Dettes courantes		
13	Emprunts à court terme et swaps de taux d'intérêt	2 383	7 011
	Dettes commerciales	274 016	197 113
14	Dettes liées aux avantages du personnel	38 149	33 684
14	Impôts	1 598	1 217
	Revenus différés	76 259	63 985
14	Autres dettes	387	870
	Total dettes courantes	392 792	303 880
	Total dettes	403 788	562 630
	Total capitaux propres et dettes	**1 119 992**	**1 125 575**

tableau consolidé des flux de trésorerie

	2005 en milliers d'€	2004 en milliers d'€
Flux de trésorerie provenant des activités opérationnelles		
Résultat opérationnel après déduction des charges financières nettes	394 787	367 165
Ajustements pour:		
Amortissements et pertes de valeur	172 041	172 854
Juste valeur des instruments dérivés	2 731	1 968
Juste valeur du plan d'achat d'actions	998	0
Résultat opérationnel ajusté après déduction des charges financières nettes	570 557	541 987
Stocks (augmentation - , diminution +)	12 154	-7 935
Créances commerciales (augmentation - , diminution +)	-20 558	-35 724
Actifs d'impôts différés (augmentation -, diminution +)	2 195	19 694
Revenu à facturer (augmentation -, diminution +)	-3 208	-10 902
Autres actifs courants (augmentation - , diminution +)	-8 968	-357
Dettes commerciales (augmentation +, diminution -)	76 903	50 191
Dettes liées aux avantages du personnel (augmentation +, diminution -)	4 465	-12 915
Impôts (augmentation +, diminution -)	381	-2 854
Revenus différés (augmentation +, diminution -)	12 274	11 106
Autres dettes (augmentation +, diminution -)	-235	77
Provisions à long terme (augmentation +, diminution -)	-230	1 646
Variation des besoins en fonds de roulement	75 173	12 027
Charge d'impôt exigible	-123 667	-105 514
Charge d'impôts différés	-832	-18 681
Flux de trésorerie net provenant des activités opérationnelles *	**521 231**	**429 819**
Flux de trésorerie provenant des activités d'investissement		
Acquisition d'immobilisations incorporelles et corporelles	-235 135	-171 247
Revenus provenant de la vente d'équipements	36 502	
Flux de trésorerie net provenant des activités d'investissement	**-198 633**	**-171 247**
Flux de trésorerie provenant des activités de financement		
Cautionnements versés en numéraire	-24	0
Remboursements d'emprunts à long terme productifs d'intérêts	-249 379	-364 468
Trésorerie provenant d'un nouvel emprunt à long terme productif d'intérêts	0	249 379
Clôture ou diminution de swaps de taux d'intérêt à long terme	-4 129	-6 225
Remboursement de la quote-part échéant dans l'année d'emprunts à long terme	0	-60 000
Emprunts à court terme	-499	459
Clôture de swaps de taux d'intérêt à court terme	0	-6 435
Capital - exercice des options d'action	1 644	3 575
Primes d'émission - exercice des options d'action	6 480	14 098
Achats nets d'actions propres	-2 043	0
Dividende payé	-126 836	0
Flux de trésorerie net provenant des activités de financement	**-374 786**	**-169 617**

	2005 en milliers d'€	2004 en milliers d'€
Augmentation (+), diminution (-) de trésorerie et équivalents de trésorerie	**-52 188**	**88 955**
Trésorerie et équivalents de trésorerie au début de l'exercice	**106 762**	**17 807**
Trésorerie et équivalents de trésorerie à la fin de l'exercice	**54 574**	**106 762**

* Les flux de trésorerie nets provenant des activités opérationnelles incluent:

- les intérêts payés	9 836	15 916
- les intérêts perçus	3 159	891
- les impôts payés	122 500	105 000

variations des capitaux propres

Réf.		Capital	Primes d'émission	Réserve légale	Réserve pour instruments financiers de couverture	Actions propres	Bénéfice reporté	Total des capitaux propres
	Solde au 1er janvier 2004	**431 939**	**93**	**0**	**-4 699**	**0**	**-127 000**	**300 333**
	Instruments de couverture de flux de trésorerie transférés en compte de résultat				1 968			1 968
	Revenu net reconnu en capitaux propres				1 968			1 968
	Résultat de la période			7 897			235 074	242 971
	Total des revenus et charges reconnus durant l'exercice			**7 897**	**1 968**		**235 074**	**244 939**
	Exercice des options d'action	3 575	14 098					17 673
	Solde au 31 décembre 2004	**435 514**	**14 191**	**7 897**	**-2 731**	**0**	**108 074**	**562 945**
10	Clôture des instruments de couverture de flux de trésorerie				2 731			2 731
11	Paiement fondé sur des actions - Plan d'achat d'actions						998	998
	Revenu net reconnu en capitaux propres				**2 731**		**998**	**3 729**
10	Résultat de la période			13 127			257 161	270 288
	Total des revenus et charges reconnus durant l'exercice			**13 127**	**2 731**		**258 159**	**274 017**
	Dividende						-126 838	-126 838
10	Exercice d'options d'action	1 644	6 479					8 123
10	Achat d'actions propres					-6 403		-6 403
10, 11	Vente d'actions propres					5 358	-998	4 360
	Solde au 31 décembre 2005	**437 158**	**20 670**	**21 024**	**0**	**-1 045**	**238 397**	**716 204**

La société mère, les filiales et l'association momentanée constitutives du périmètre de consolidation sont les suivantes:

Mobistar S.A.
Société mère, société anonyme à responsabilité limitée de droit belge dont les actions sont cotées sur le marché Euronext à Bruxelles
Rue Colonel Bourg, 149
B - 1140 Bruxelles
Belgique
Numéro d'identification: BE 0456 810 810

Mobistar Corporate Solutions S.A.
Société filiale à 100%, société anonyme à responsabilité limitée de droit belge
Rue Colonel Bourg, 149
B - 1140 Bruxelles
Belgique
Numéro d'identification: BE 0465 098 568
Liquidée le 15 décembre 2005

Mobistar Affiliate S.A.
Société filiale à 100%, société anonyme à responsabilité limitée de droit belge.
Rue Colonel Bourg, 149
B - 1140 Bruxelles
Belgique
Numéro d'identification: BE 0420 959 016
Fusionnée dans Mobistar S.A. et liquidée le 1er janvier 2005

Association momentanée de droit belge France Télécom - Telindus, dénommée 'Irisnet'
Intégration en consolidation à 50%,
Rue Colonel Bourg, 149
B - 1140 Bruxelles
Belgique
Numéro d'identification: BE 0545.698.541

base de préparation

Les états financiers consolidés ont été préparés en application de la méthode du coût historique, sauf en ce qui concerne les instruments financiers dérivés, qui ont été évalués à leur juste valeur. Les états financiers consolidés sont libellés en euros et toutes les valeurs sont arrondies au millier d'euros le plus proche (€ 000), sauf s'il en est précisé autrement.

1. Déclaration de conformité

Les états financiers consolidés de Mobistar S.A. et de toutes ses filiales ont été préparés dans le respect des normes de reporting *International Financial Reporting Standards* (IFRS) et des Interprétations de ces normes.

2. Base de consolidation

Les états financiers consolidés se composent des états financiers de Mobistar S.A. et de ses filiales au 31 décembre de chaque année. Les états financiers des filiales sont préparés pour la même date de clôture que la société mère (c'est-à-dire le 31 décembre), en application de politiques comptables cohérentes.

En 2005, la filiale entièrement détenue Mobistar Affiliate S.A. a fusionné avec Mobistar S.A. avec effet au 1er janvier 2005. À la suite de cette fusion, la filiale Mobistar Affiliate S.A. a été liquidée.

En date du 15 décembre 2005, la filiale entièrement détenue Mobistar Corporate Solutions S.A. a été liquidée.

Les entités suivantes sont consolidées au 31 décembre 2005 en application de la méthode de la consolidation proportionnelle:

- Mobistar S.A.: 100%
- Association momentanée 'Irisnet': 50%

L'association momentanée 'Irisnet' est une coentreprise conclue entre Telindus et France Télécom. En tant que tel, Mobistar ne détient directement ou indirectement aucun droit de vote dans 'Irisnet'. Toutefois, en application de l'interprétation SIC 12, Mobistar en a conclu que 'Irisnet' est en réalité contrôlée par Mobistar et par son partenaire Telindus. De plus, le risque économique de cette coentreprise est supporté par Mobistar et non par France Télécom.

Tous les soldes, transactions, produits et charges, ainsi que tous les bénéfices et pertes résultant de transactions intra-groupes sont entièrement éliminés en consolidation.

Les filiales sont entièrement consolidées à compter de la date de l'acquisition, c'est-à-dire de la date à laquelle Mobistar prend leur contrôle, et continuent à être consolidées jusqu'à la date de cessation de ce contrôle.

3. Date d'autorisation d'émission des états financiers

Le 6 février 2006, le Conseil d'Administration de la société Mobistar S.A. a examiné les états financiers consolidés 2005 et a autorisé leur publication.

Les états financiers consolidés 2005 seront approuvés le 3 mai 2006 par l'Assemblée Générale des actionnaires qui dispose toujours du pouvoir d'amender les états financiers après leur publication.

4. Utilisation d'estimations

La préparation des états financiers dans le respect des normes IFRS nécessite que la direction procède à certaines estimations et hypothèses ayant des incidences sur les montants indiqués dans les états financiers et dans les notes d'accompagnement.

Les estimations ayant été effectuées lors de chaque date de reporting traduisent les conditions ayant existé à ces dates (par exemple, les cours du marché, les taux d'intérêt et les taux de change). Bien que ces estimations s'appuient sur les meilleures connaissances de la direction à propos des événements et des actions susceptibles d'être entreprises par Mobistar, les résultats effectifs pourraient diverger de ces estimations.

1. Transition vers les principes comptables IFRS

Les états de rapprochement des normes comptables belges vers les IFRS ont été divulgués dans le rapport annuel 2004:

- Réconciliation des capitaux propres au 1er janvier 2004
- Réconciliation des capitaux propres au 31 décembre 2004
- Réconciliation du compte de résultat de l'exercice 2004

Ces états de rapprochement n'ont pas été modifiés depuis leur date de publication et les nouvelles normes IFRS entrées en vigueur depuis lors n'ont aucune incidence sur ceux-ci.

Dans le cadre de la préparation des états financiers IFRS, les exemptions suivantes, prévues dans la norme IFRS 1, ont été mises en œuvre:

••• Regroupements d'entreprises

Mobistar décide de ne pas appliquer la norme IFRS 3 de manière rétrospective aux regroupements d'entreprises ayant été effectués avant la date de transition vers les IFRS, c'est-à-dire le 1er janvier 2004. Plus particulièrement, l'évaluation des actifs et des dettes en vertu des normes comptables belges à la date d'un regroupement d'entreprises est réputée représenter, en vertu des normes IFRS, le coût de ces actifs et de ces dettes à cette date. La valeur comptable du goodwill dans le bilan d'ouverture IFRS est égale à sa valeur comptable en vertu des normes comptables belges à la date de transition vers les normes IFRS.

••• Paiement fondé sur des actions

La norme IFRS 2 n'est pas appliquée aux instruments de capitaux propres octroyés au plus tard le 7 novembre 2002.

2. Transactions en devises étrangères

Lors de la comptabilisation initiale dans la devise fonctionnelle, une transaction en devise étrangère est enregistrée en utilisant le taux de change au comptant entre la devise fonctionnelle et la devise étrangère à la date de la transaction. A chaque date du bilan, les actifs et les dettes monétaires en devises étrangères seront convertis en utilisant le taux de clôture.

Les gains et les pertes de change sont constatés comme des produits et des charges opérationnelles lorsqu'ils concernent des activités opérationnelles. Les gains et les pertes de change ne sont constatés comme des produits et des charges financières que lorsqu'ils concernent des activités de financement.

3. Goodwill

Le goodwill acquis dans le cadre d'un regroupement d'entreprises est initialement évalué à son coût, c'est-à-dire comme l'excédent du coût du regroupement d'entreprises sur la part d'intérêt de l'acquéreur dans la juste valeur nette des actifs, passifs et autres passifs éventuels identifiables.

Après la comptabilisation initiale, le goodwill est évalué à son coût, déduction faite du cumul des pertes de valeur.

Une perte de valeur est déterminée en évaluant le montant à recouvrer de l'unité génératrice de trésorerie afférente au goodwill. Le goodwill résultant de l'acquisition de Mobistar Affiliate S.A. revient à l'unité de trésorerie correspondant à l'activité mobile. Le test de dépréciation du goodwill est effectué au terme de chaque exercice financier ou plus fréquemment si des événements ou des changements de circonstances indiquent que sa valeur comptable pourrait être affectée d'une perte de valeur, en comparant la valeur comptable de l'unité d'activité mobile génératrice de trésorerie avec sa juste valeur, déduction faite des coûts de vente, ou de sa valeur d'utilité.

L'estimation de la juste valeur, déduction faite des coûts en cas de vente, nécessite de prendre en compte le cours de bourse de l'action Mobistar. Sinon, une estimation de la valeur d'utilité de l'unité génératrice de trésorerie correspondant à l'activité mobile pourrait être faite. Cette méthode suppose d'effectuer une estimation des flux de trésorerie futurs générés par l'activité mobile et de choisir un taux d'escompte adapté afin de calculer leur valeur actuelle.

4. Immobilisations incorporelles

Sont compris dans cette catégorie d'actif les immobilisations incorporelles avec une durée d'utilité finie, telles que le coût des licences GSM et UMTS, le coût de la conception et du développement du réseau, ainsi que le coût des logiciels achetés ou développés en interne.

Les immobilisations incorporelles sont initialement évaluées à leur coût. Ce coût se compose du prix d'achat, des droits de douane, des taxes à l'achat non récupérables, après déduction des remises et rabais commerciaux, ainsi que des coûts directement attribuables à la préparation de l'immobilisation pour son utilisation prévue, à savoir les coûts des avantages du personnel, les honoraires professionnels et les coûts liés au bon fonctionnement de l'actif.

Après leur comptabilisation initiale, les immobilisations incorporelles sont évaluées à leur coût, déduction faite du cumul des amortissements et du cumul des pertes de valeur.

La valeur résiduelle des immobilisations incorporelles est réputée nulle, à moins que les conditions prévues par la norme IAS 38 soient satisfaites.

Le montant amortissable d'une immobilisation incorporelle à durée d'utilité finie est réparti de manière linéaire sur sa durée d'utilité.

L'amortissement des licences de téléphonie mobile débute lorsque celles-ci sont prêtes à être mise en service. Les licences GSM et UMTS ont été octroyées pour une période de respectivement 15 et 20 ans. Toutefois, la période d'amortissement est limitée à 14 et à 16 années, soit la durée résiduelle des licences à la date de leur disponibilité pour la mise en service.

La durée d'utilité des logiciels achetés et développés en interne est de 5 années (logiciel de réseau) ou de 4 années (logiciel non destinés au réseau) et leur amortissement débute lorsque le logiciel a été mis en production.

La durée et le mode d'amortissement d'une immobilisation incorporelle à durée d'utilité finie sont examinés à tout le moins à la clôture de chaque exercice. Tout changement de la durée d'utilité ou du rythme de consommation des avantages économiques futurs inclus dans l'immobilisation en question, est traduit de manière prospective comme un changement d'estimation comptable.

L'amortissement et les pertes de valeur sont comptabilisés dans le compte de résultats sous la rubrique 'Amortissements et pertes de valeur'.

5. Immobilisations corporelles

Les actifs immobilisés suivants sont classés sous la rubrique des immobilisations corporelles: les bâtiments, l'infrastructure et l'équipement de réseau, les serveurs informatiques et les ordinateurs personnels, le mobilier de bureau, les améliorations locatives, ainsi que l'équipement loué aux clients.

Lors de leur comptabilisation initiale, les immobilisations corporelles sont évaluées à leur coût. Ce coût inclut le prix d'achat, y compris les droits de douane et les taxes à l'achat non récupérables, après déduction des remises et rabais commerciaux, et toute dépense directement encourue pour placer l'actif en état de marche en vue de l'utilisation prévue. Les dépenses encourues pour le remplacement de toute partie d'un élément des immobilisations corporelles sont comptabilisées comme acquisition d'un actif si les critères d'enregistrement sont satisfaits. Ce coût inclut également le coût estimé du démantèlement des sites du réseau et de remise en état des bâtiments loués, si une telle obligation existe.

Après leur comptabilisation initiale, les immobilisations corporelles sont évaluées à leur coût, déduction faite du cumul des amortissements et du cumul des pertes de valeur.

Le montant amortissable d'une immobilisation corporelle est réparti de manière systématique et linéaire sur toute sa durée d'utilité. L'amortissement d'une immobilisation corporelle débute lorsqu'elle est totalement opérationnelle pour l'utilisation projetée.

La durée d'utilité de chaque catégorie d'immobilisations corporelles a été déterminée comme suit:

Bâtiment	20 ans
Pylônes et constructions de réseau	20 ans
Fibre optique	15 ans
Equipement de réseau	8 ans
Equipement de messagerie	5 ans
Serveurs informatiques	5 ans
Ordinateurs personnels	4 ans
Mobilier de bureau	5 - 10 ans
Améliorations locatives	9 années ou durée de la période locative si délai inférieur
Equipement de communication loué	5 ans

La valeur résiduelle et la durée d'utilité des immobilisations corporelles sont revues au moins au terme de chaque exercice et, si les prévisions diffèrent des estimations précédentes, les changements sont traduits de manière prospective comme un changement d'estimation comptable.

L'amortissement et les pertes de valeur sont comptabilisés dans le compte de résultat sous la rubrique 'Amortissements et pertes de valeur'.

Une immobilisation corporelle doit être éliminée du bilan lors de sa sortie ou lorsqu'elle est hors d'usage en permanence et que plus aucun bénéfice économique n'est attendu de sa sortie. Les profits ou les pertes provenant de la mise hors service ou de la sortie de l'immobilisation corporelle doivent être enregistrés comme produits ou charges dans le compte de résultat de l'exercice durant lequel l'immobilisation corporelle est éliminée du bilan.

Le coût de démantèlement des sites du réseau est mesuré sur la base des durées connues des baux de location des sites, en partant de l'hypothèse que la probabilité de renouvellement à chaque date de prorogation sera très élevée et en tenant compte du fait que tous les sites devront être démantelés à terme. L'actif à démanteler est évalué en utilisant les taux d'inflation et d'escompte appropriés.

6. Pertes de valeur sur immobilisations

Mobistar évalue, à chaque date d'établissement du bilan, les indications tendant à étayer la nécessité d'acter une perte de valeur sur immobilisation. En présence d'une telle indication ou si un test annuel de dépréciation d'une immobilisation est nécessaire, Mobistar procèdera à une estimation du montant recouvrable de l'actif. Le montant recouvrable d'un actif est le montant le plus élevé de la juste valeur de l'actif ou de l'unité génératrice de trésorerie auquel il appartient, déduction faite des coûts de vente et de sa valeur d'utilité; il est calculé pour un actif donné, à moins que l'actif en question ne génère aucun flux de trésorerie entrant qui soit en grande partie indépendante des flux de trésorerie entrants générés par d'autres actifs ou groupes d'actifs. Lorsque la valeur comptable d'un actif excède son montant recouvrable, l'actif est considéré comme ayant subi une perte de valeur et sa valeur

comptable est réduite à son montant recouvrable. Lors de l'évaluation de la valeur d'utilité, les flux futurs de trésorerie estimés sont escomptés à leur valeur actuelle par le biais d'un taux d'escompte avant impôt qui traduit les appréciations par le marché de la valeur temps de l'argent et des risques spécifiques à cet actif. Les pertes de valeur sont constatées dans le compte de résultat, sous la rubrique 'Amortissements et pertes de valeur'.

7. Charges d'emprunt

Les charges d'emprunt sont enregistrées en charges pour la période au cours de laquelle elles ont été exposées.

8. Subventions publiques

Une subvention publique n'est enregistrée que lorsqu'il est raisonnablement certain que ladite subvention sera effectivement versée et que l'entreprise respectera les conditions qui y sont attachées.

Lorsque les subventions concernent un poste de charge, elles doivent être comptabilisées en produits, sur une base systématique, sur les exercices nécessaires, pour les rattacher aux coûts liés qu'elles sont censées compenser..

Lorsque les subventions publiques sont attachées à un actif, leur juste valeur est portée au crédit de la valeur comptable de l'actif et est inscrite dans le compte de résultats sur la durée d'utilité escomptée de l'actif sous-jacent par le biais d'annuités d'un montant égal.

9. Stocks

Les stocks sont des actifs détenus en vue d'être vendus dans le cadre de l'exercice normal des activités; il s'agit essentiellement des terminaux de téléphonie et des cartes SIM.

Les stocks sont évalués au plus bas du coût d'acquisition ou de la valeur nette de réalisation. Le coût des stocks comprend tous les coûts d'achat, les coûts de transformation et les autres dépenses encourues pour amener les stocks à l'endroit et dans l'état où ils se trouvent. Le coût des stocks est déterminé selon la méthode du premier entré - premier sorti (PEPS).

10. Impôts différés

Les actifs et passifs d'impôt différé sont constatés en cas de différence temporaire entre la valeur comptable et la base fiscale des actifs et passifs.

Un actif d'impôt différé est également enregistré pour le report de pertes fiscales récupérables non utilisées et pour les crédits d'impôt non utilisés dans la mesure où il est probable qu'un bénéfice imposable, sur lequel ces pertes fiscales et crédits d'impôt déductibles pourront être imputés, sera disponible.

Les impôts différés sont comptabilisés comme des produits ou des charges dans le compte de résultat, mais dans les capitaux propres si l'impôt concerne une transaction directement imputée dans les capitaux propres.

Les actifs et passifs d'impôt différé sont évalués au taux d'impôt dont l'application est attendue sur l'exercice au cours duquel l'actif sera réalisé ou le passif réglé, sur base des taux d'impôt et des règlementations fiscales qui ont été adoptées ou quasi adoptées à la date de clôture.

Les actifs et passifs d'impôt différé ne sont pas escomptés.

Les actifs et passifs d'impôt différé sont compensés et le montant net est présenté dans le bilan lorsque ces actifs et ces passifs peuvent être légalement compensés et lorsqu'ils concernent des impôts sur les revenus perçus par la même autorité fiscale.

11. Actions propres

Les rachats d'actions propres sont déduits des capitaux propres.

Aucun profit ou perte ne doit être comptabilisé dans le compte de résultat lors de l'achat, de la vente, de l'émission ou de l'annulation d'actions propres.

12. Trésorerie et équivalents de trésorerie

La trésorerie et les équivalents de trésorerie se composent des liquidités et des dépôts en espèces à un terme maximal de trois mois. Les liquidités et dépôts en espèces détenus auprès d'institutions financières sont évalués à leur valeur nominale. Les découverts en banques et ceux résultant de la gestion centralisée de la trésorerie au niveau du groupe France Télécom sont classés comme des dettes financières à court terme.

13. Instruments financiers

••• Comptabilisation initiale et décomptabilisation

Un actif financier ou un passif financier est comptabilisé au bilan lorsque Mobistar devient une partie aux dispositions contractuelles de l'instrument financier.

Les actifs financiers ou les dettes financières sont constatés le jour du règlement.

Un actif financier est décomptabilisé lorsque les droits contractuels sur les flux de trésorerie liés à l'actif financier arrivent à expiration.

Une dette financière est sortie du bilan lorsque l'obligation précisée au contrat est éteinte, annulée ou arrive à expiration.

••• Actifs financiers

Les actifs financiers sont classés soit comme des actifs financiers à leur juste valeur par le biais du compte de résultat soit comme prêts et créances.

Lors de leur première comptabilisation, les actifs financiers sont évalués à leur juste valeur, majorée, en cas d'investissements autres que ceux classifiés comme actifs financiers à leur juste valeur par le biais du compte de résultat, des coûts de transaction directement attribuables. La désignation et la classification des actifs financiers sont révisées à la clôture de chaque exercice, lorsque cela s'avère autorisé et approprié.

Mobistar évalue à chaque date de clôture dans quelle mesure une perte de valeur doit être reconnue pour un actif financier ou un groupe d'actifs financiers.

> Les actifs financiers à leur juste valeur par le biais du compte de résultat

Les actifs financiers classifiés comme détenus à des fins de transaction relèvent de cette catégorie. Les actifs financiers détenus à des fins de transaction sont les actifs financiers acquis aux fins d'être cédés à court terme. Les instruments dérivés sont également considérés comme détenus à des fins de transaction, à moins qu'il ne s'agisse d'instruments de couverture désignés et efficaces. Les profits et les pertes sur les investissements détenus à des fins de transaction sont constatés en compte de résultat.

> Prêts et créances

Les prêts et créances sont des actifs financiers non-dérivés avec paiements fixes ou déterminables, qui ne sont pas cotés sur un marché actif. Ces actifs sont comptabilisés au coût amorti, par le biais de la méthode du taux d'intérêt effectif. Les profits et pertes sont constatés dans le compte de résultat lorsque les prêts et les créances sont sortis du bilan ou lorsqu'ils accusent une perte de valeur, ainsi que par le biais du processus d'amortissement.

Les créances commerciales et les autres créances à court terme dépourvues de tout taux d'intérêt stipulé sont évaluées au montant original de la facture ou au montant nominal lorsque l'incidence de l'actualisation est négligeable. Une perte de valeur sur créances commerciales et sur autres créances à court terme est constatée dans le compte de résultat lorsque leur valeur comptable est inférieure à la valeur actuelle des estimations des flux de trésorerie futurs. La perte de valeur est évaluée sur une base individuelle, ou par catégorie segmentée lorsque la perte de valeur individuelle ne peut pas être évaluée. Les créances commerciales et les autres créances à court terme sont présentées au bilan nettes de toute perte de valeur cumulée.

••• Dettes financières

> Prêts et emprunts productifs d'intérêts

Les prêts et emprunts sont initialement comptabilisés à la juste valeur de la contrepartie reçue, déduction faite des coûts de transaction directement attribuables.

Après la comptabilisation initiale, les prêts et emprunts productifs d'intérêts sont ensuite évalués au coût amorti, en application de la méthode du taux d'intérêt effectif.

Les profits et pertes sont constatés en produits et charges lorsque les dettes sont sorties du bilan, ainsi que par le biais du processus d'amortissement.

> Couvertures des flux de trésorerie

Au début d'une relation de couverture, Mobistar désigne et documente officiellement cette relation de couverture à laquelle elle souhaite appliquer la comptabilité de couverture, ainsi que les objectifs et la stratégie de gestion des risques sous-tendant la conclusion de la couverture. Cette documentation inclut l'identification de l'instrument de couverture, l'élément ou la transaction couvert(e), la nature du risque couvert et la manière dont Mobistar évalue l'efficacité de l'instrument afin de compenser l'exposition aux changements dans les flux de trésorerie attribuables au risque couvert. De telles couvertures sont censées être d'une grande efficacité pour compenser les variations des flux de trésorerie et sont évaluées en permanence afin de s'assurer de leur efficacité réelle durant toutes les périodes de reporting financier pour lesquelles elles ont été prévues.

Les couvertures de flux de trésorerie sont une couverture du risque de fluctuation de ceux-ci, attribuable à un risque donné, associé à un actif ou à un passif donné.

Une relation de couverture est soumise à la comptabilité de couverture lorsque toutes les conditions relatives à sa désignation et à sa documentation formelles, ainsi qu'à son efficacité sont satisfaites.

Les dérivés de couverture des flux de trésorerie sont évalués à leur juste valeur.

Si les conditions sont satisfaites au cours de la période, la quote-part du profit ou de la perte sur les instruments de couverture qui est supposée être une couverture efficace est constatée directement en fonds propres, nette des impôts différés y afférents, et la quote-part inefficace du profit ou de la perte sur l'instrument de couverture est constatée dans le compte de résultat.

Si l'instrument de couverture vient à expiration ou est cédé, s'il y est mis un terme ou s'il est exercé sans remplacement ni recon-

duction, ou si son appellation en qualité de couverture est révoquée, les montants antérieurement reconnus dans les capitaux propres y demeureront jusqu'à la survenance de la transaction prévue. Si la transaction sous-jacente ne devait pas être concrétisée, le montant sera versé au compte de résultat.

> Dettes commerciales et autres dettes à court terme

Les dettes commerciales et les autres dettes à court terme dépourvues de tout taux d'intérêt stipulé sont évaluées au montant original de la facture ou au montant nominal lorsque l'incidence de l'actualisation est négligeable.

> Compensation d'un actif financier et d'une dette financière

Les créances et les dettes commerciales sont compensées et le montant net est inscrit au bilan lorsque ces montants peuvent être légalement compensés et lorsque les parties concernées sont clairement disposées à les régler sur la base des montants nets.

14. Paiement fondé sur des actions

Les collaborateurs de Mobistar perçoivent une rémunération dont le paiement est fondé sur des actions.

Dans le cadre des exemptions prévues par la norme IFRS 1, Mobistar opte pour la non-application de la norme IFRS 2 aux instruments de capitaux propres ayant été accordés au plus tard le 7 novembre 2002.

Le coût de toutes les transactions ultérieures avec les collaborateurs, réglées en instruments de capitaux propres, est calculé en faisant référence à la juste valeur des titres en question à la date de leur octroi. La juste valeur de ces transactions réglées au moyen d'instruments de capitaux propres sera déterminée d'après les prix du marché éventuellement disponibles, en prenant en compte les modalités et conditions d'octroi de ces instruments de capitaux propres. Si les cours du marché ne sont pas disponibles, une technique d'évaluation appropriée sera utilisée. Lors de l'évaluation des transactions réglées au moyen d'instruments de capitaux propres, il ne sera pas tenu compte des conditions de performance autres que les conditions liées au prix des actions, le cas échéant.

Le coût des transactions réglées au moyen d'instruments de capitaux propres conclues après le 7 novembre 2002 est enregistré, moyennant une augmentation équivalente en capitaux propres, sur la période au cours de laquelle les conditions de performance et/ou de service sont remplies, période qui se clôture à la date à laquelle les collaborateurs peuvent pleinement faire valoir leur droit à cette émission.

A chaque date de clôture et jusqu'à la date de dévolution, le coût cumulé des transactions réglées au moyen d'instruments de capitaux propres traduit la mesure dans laquelle la période de dévolution a expiré et se base sur la meilleure estimation des instruments de capitaux propres qui seront en définitive dévolus.

15. Provisions à long terme

Des provisions sont constatées lorsque Mobistar dispose d'une obligation actuelle (juridique ou implicite) résultant d'un événement passé, il est probable qu'une sortie de ressources représentatives d'avantages économiques sera nécessaire pour éteindre cette obligation et une estimation fiable du montant de l'obligation peut être effectuée.

Si Mobistar s'attend au remboursement de tout ou partie de la provision, ce remboursement sera constaté comme un actif distinct, mais uniquement lorsque le remboursement sera pratiquement certain. Les charges relatives à toute provision sont présentées dans le compte de résultat, nettes de tout remboursement.

Lorsque l'effet de la valeur temps de l'argent est significatif, les provisions sont actualisées en utilisant un taux actuel avant impôt reflétant, le cas échéant, les risques spécifiques à l'élément de passif. En cas d'actualisation des montants en question, le relèvement de la provision dû à l'évolution du temps sera comptabilisé en charges financières.

L'estimation des coûts de démantèlement des sites du réseau et des coûts de remise à neuf liés aux immeubles loués constitue un élément des immobilisations corporelles. Cette estimation est également enregistrée comme une provision qui est mesurée en utilisant les taux d'inflation et d'escompte appropriés.

16. Avantages du personnel

Les avantages du personnel à court terme, tels que les salaires, les rémunérations, les cotisations de sécurité sociale, les congés payés annuels, l'intéressement aux bénéfices et les primes, ainsi que les frais médicaux, les voitures de société et les autres avantages sont enregistrés pendant la période au cours de laquelle le service a été rendu par le collaborateur.

Les avantages du personnel à court terme sont comptabilisés comme des dettes résultant d'une obligation légale ou implicite actuelle et lorsqu'une estimation fiable de ces dettes peut être faite.

Le régime d'assurance-groupe postérieure à l'emploi est classé comme un régime à cotisations définies, étant donné que le rendement minimal légalement imposé est garanti par les modalités et conditions actuellement en vigueur du contrat d'assurance-groupe, sans charges supplémentaires dans le chef de Mobistar.

17. Produits des activités ordinaires

Les produits des activités ordinaires ne sont comptabilisés que

dans la mesure où il est probable que les avantages économiques reviendront à Mobistar et où leur montant peut être évalué de façon fiable.

Les produits des activités ordinaires provenant de la vente de biens sont enregistrés lorsque la quasi-totalité des risques et des avantages inhérents à la propriété des biens et le contrôle sur ces derniers ont été transférés à l'acheteur.

Les produits des activités ordinaires découlant de la prestation des services sont comptabilisés en fonction du degré d'avancement de la transaction à la date de clôture.

Les produits des activités ordinaires sont évalués à la juste valeur de la contrepartie reçue ou à recevoir.

Les produits des activités ordinaires spécifiques et les critères de comptabilisation y afférents sont les suivants:

••• Vente d'équipement

Les ventes d'équipement aux canaux de distribution et aux clients finaux sont comptabilisées en produits lors de la livraison. Les ventes en consignation sont enregistrées en produits lors de la vente au client final.

••• Contrats d'abonnement

Les produits générés par le trafic sont comptabilisés en fonction de l'usage et les droits de trafic non utilisés sont reportés lorsque ce droit de report existe. Les abonnements facturés par anticipation sont reconnus en produits au cours de la période d'abonnement.

••• Vente de cartes prépayées

Les ventes de cartes prépayées sont enregistrées à leur valeur nominale en tant que produit différé au moment de la vente et reconnues en tant que produits dans le compte de résultat à mesure de leur utilisation.

••• Partage des revenus

Les produits découlant de contrats conclus avec des fournisseurs de contenu tiers sont enregistrés après déduction des commissions qui leur sont versées en contrepartie du produit fourni ou du service rendu.

••• Produits reconnus lors du paiement

Les produits dont le recouvrement n'est pas raisonnablement assuré au moment de la vente sont différés jusqu'à la réception effective du paiement.

••• Produits locatifs de sites du réseau

Concernant les contrats de bail relatifs aux sites du réseau en vertu desquels Mobistar est l'unique responsable du respect des termes et conditions qui y sont spécifiés, les loyers sont enregistrés en charges. Les revenus générés par les contrats de sous-location des sites conclus avec d'autres opérateurs sont comptabilisés comme des produits des activités ordinaires.

18. Contrats de location

Un contrat de location en vertu duquel la quasi-totalité des risques et des avantages inhérents à la propriété n'est pas transférée au preneur est un contrat de location simple; les paiements au titre de contrats de location simple sont comptabilisés en charge dans le compte de résultat sur une base linéaire pendant toute la durée du contrat de location.

19. Commissions de fidélité

Les commissions de fidélité obtenues par les canaux de distribution sur les contrats d'abonnement sont prises en charges lors de la souscription du contrat.

20. Escomptes financiers

Les escomptes financiers accordés aux clients ou reçus des fournisseurs pour paiements anticipés sont déduits des produits et des coûts des ventes lorsqu'ils sont exposés.

21. Dividende

Un dividende déclaré par l'Assemblée Générale des actionnaires après la date du bilan n'est pas comptabilisé comme une dette à cette date.

1. Immobilisations incorporelles et goodwill (en 000 d'euros)

	Goodwill	Licences GSM et UMTS	Coûts internes de développement de software	Autres immobilisations incorporelles	Total des immobilisations incorporelles
Valeur d'acquisition					
Au 31 décembre 2004	**10 594**	**373 441**	**20 468**	**316 631**	**710 540**
Mutations de l'exercice:					
Acquisitions	-36		6 775	57 865	64 640
Cessions et désaffectations				-11 677	-11 677
Au 31 décembre 2005	**10 558**	**373 441**	**27 243**	**362 819**	**763 503**
Amortissements et pertes de valeur					
Au 31 décembre 2004	**0**	**130 832**	**6 919**	**195 419**	**333 170**
Mutations de l'exercice:					
Additions		22 563	4 167	56 400	83 130
Amortissements actés annulés à la suite de cessions et désaffectations				-11 493	-11 493
Au 31 décembre 2005	**0**	**153 395**	**11 086**	**240 326**	**404 807**
Valeur comptable nette au 31 décembre 2005	10 558	220 046	16 157	122 493	358 696

••• Goodwill

L'acquisition de la société Mobistar Affiliate S.A. a été réalisée en deux phases: l'achat initial de 20 % des actions en avril 1999 et l'acquisition du solde de 80% en mai 2001.

Dans le respect de l'exemption choisie en application de la norme IFRS 1, aucune mise en œuvre rétrospective de la norme IFRS 3 n'a été effectuée relativement aux regroupements d'entreprises précédant la date de transition vers les IFRS. Par voie de conséquence, à la date de transition, la valeur comptable du goodwill découlant de l'acquisition de la société Mobistar Affiliate S.A. est identique à la valeur précédemment déclarée en vertu des règles comptables belges.

Le goodwill déclaré est intégralement attribuable à l'unité d'activité mobile génératrice de trésorerie. Le test de dépréciation du goodwill est réalisé à tout le moins au terme de chaque exercice financier afin d'évaluer si sa valeur comptable n'excède pas son montant recouvrable.

La valeur comptable du secteur d'activité mobile peut être déduite du bilan établi par secteur d'activité (voir note '18. Information sectorielle') en date du 31 décembre 2005:

Actifs	1 057 506
Dettes, revenus différés exclus	-306 819
Valeur comptable	750 687

La juste valeur du secteur d'activité mobile peut être estimée très proche du montant de la capitalisation boursière de Mobistar, en raison du niveau de performance de l'activité non-mobile jusqu'à présent.

Nombre d'actions ordinaires au 31 décembre 2005	63 273 655
Prix de l'action au 31 décembre 2005 (en euros)	67.00

Etant donné que le montant recouvrable du secteur d'activité mobile, goodwill compris, excède sa valeur comptable, aucune perte de valeur ne doit être constatée.

••• Immobilisations incorporelles

Les immobilisations incorporelles générées en interne et les autres immobilisations incorporelles incluent les coûts de développement des logiciels et les coûts des licences de logiciels.

La durée d'utilité de certains de ces actifs a été réévaluée de 5 à 4 années de manière prospective à compter du 1er janvier 2005, ce qui a généré un effet défavorable net de 9.540 milliers d'euros sur les dotations aux amortissements de 2005.

L'amortissement de la licence UMTS a débuté en avril 2005 lorsque le réseau '3G' a été déclaré techniquement prêt à être mis en service dans la région d'Anvers. La licence UMTS est amortie linéairement sur 16 années et les dotations aux amortissements s'élèvent à 9,4 millions d'euros en année complète.

2. Immobilisations corporelles (en 000 d'euros)

	Terrains et constructions	Installations, machine et outillage	Mobilier et matériel roulant	Autres immobilisations corporelles	Total des immobilisations corporelles
Valeur d'acquisition					
Au 31 décembre 2004	**343 752**	**534 490**	**100 256**	**20 401**	**998 899**
Mutations de l'exercice:					
Acquisitions, y compris la production immobilisée	44 963	117 448	7 884	200	170 495
Coûts de démantèlement	1 855				1 855
Cessions et désaffectations	-2 613	-154 413	-726	-925	-158 677
Au 31 décembre 2005	**387 957**	**497 525**	**107 414**	**19 676**	**1 012 572**
Amortissements et pertes de valeur					
Au 31 décembre 2004	**169 116**	**316 939**	**83 552**	**11 472**	**581 079**
Mutations de l'exercice:					
Additions	13 198	60 594	6 123	1 827	81 742
Pertes de valeur actées	1 628	3 963	775		6 366
Coûts de démantèlement	677			126	803
Amortissements actés annulés à la suite de cessions et désaffectations	-2 634	-118 111	-714	-925	-122 384
Au 31 décembre 2005	**181 985**	**263 385**	**89 736**	**12 500**	**547 606**
Valeur comptable nette au 31 décembre 2005	205 972	234 140	17 678	7 176	464 966

••• Investissements

La majorité des investissements consentis par Mobistar en 2005 concernent le renouvellement, l'extension et l'optimalisation de son infrastructure radio dans les réseaux '2G' et '3G', ainsi que le déploiement de la technologie EDGE.

Le montant brut total des investissements en immobilisations corporelles pour 2005 s'élève à 170.495 milliers d'euros et la valeur comptable de l'équipement de réseau obsolète remplacé et vendu s'élève à 36.293 milliers d'euros, générant une plus-value de 1.954 milliers d'euros.

••• Modification des durées d'utilité

La durée d'utilité des immobilisations corporelles a été réévaluée de manière prospective à compter du 1er janvier 2005, avec un impact positif de 9.631 milliers d'euros sur les dotations aux amortissements de 2005.

Catégories d'immobilisations corporelles	Durée d'utilité de	à	Effet sur la charge d'amortissement
Constructions, shelters, pylônes	8	20	14 325
Equipement de messagerie	8	5	-9 260
Ordinateurs personnels	3	4	435
Serveurs	3	5	1 602
Fibre optique et infrastructure du réseau fixe	8	15	2 529
Total			**9 631**

••• Perte de valeur des actifs

Outre la réestimation de la durée d'utilité des actifs, une perte de valeur a été constatée sur les immobilisations corporelles à concurrence d'un montant de 6.366 milliers d'euros en 2005 et acté sous la rubrique 'Amortissements et pertes de valeur' dans le compte de résultat.

La perte de valeur de 6.366 milliers d'euros enregistrée au cours de l'exercice, qui a été déterminée par actif individualisé, peut être précisée comme suit:

Coûts de construction des sites	1 628
Equipements de réseau obsolète	3 963
Fermeture de points de vente - mobilier	775
Total	**6 366**

La juste valeur de l'équipement de réseau obsolète, déduction faite des coûts de la vente, est nulle et les durées d'utilité des coûts de construction des sites à démanteler et des magasins à fermer ont été ajustées en tenant compte des dates de démantèlement et de fermeture attendues.

••• Subventions publiques

Une subvention publique d'un montant de 3.148 milliers d'euros a été reçue en 1997 en provenance du Gouvernement de la Région wallonne, afin de participer à l'investissement dans un immeuble de bureaux et dans son équipement.

Toutes les conditions et modalités inhérentes à cette subvention publique sont satisfaites.

	2005	2004
Valeur comptable nette au 1er janvier	305	374
Acté en compte de résultat	-26	-69
Valeur comptable nette au 31 décembre	279	305

3. Autres actifs immobilisés (en 000 d'euros)

Cautionnements reçus en numéraire	
Valeur comptable nette au 31 décembre 2004	173
Additions	24
Valeur comptable nette au 31 décembre 2005	197

4. Impôts courants et différés (en 000 d'euros)

••• Actifs d'impôts différés

	31.12.2005	31.12.2004
Déduction pour investissements	5 402	7 203
Dérivés (swaps d'intérêt)	0	1 399
Prise en charge des intérêts intercalaires	1 034	826
Prise en charge des coûts de développement des sites intranet	780	475
Annulation de l'amortissement du goodwill	0	-482
Autres	-130	-140
Total des actifs d'impôts différés nets	**7 086**	**9 281**

••• Principaux composants de la charge d'impôt

	31.12.2005	31.12.2004
Charge d'impôt de l'exercice exigible	123 567	105 514
Charge d'impôt exigible des exercices antérieures	100	0
Charge d'impôt différé afférente à la naissance et au reversement des différences temporelles	832	18 681
Charge d'impôt	**124 499**	**124 195**

••• Impôts courants et impôts différés relatifs aux éléments de capitaux propres

	31.12.2005	31.12.2004
Actif d'impôt différé relatif à la partie efficace des swaps d'intérêt qui qualifient pour la comptabilité de couverture (Cash Flow Hedge)	-	1 399

••• Relation entre la charge d'impôt et le bénéfice comptable

	31.12.2005	31.12.2004
Bénéfice comptable consolidé	394 787	367 165
Charge d'impôt au taux de 33,99%	**134 188**	**124 799**
Impôt relatif aux différences permanentes		
• Charges fiscalement non déductibles	1 919	2 303
• Moins-value déductible sur la participation dans Mobistar Corporate Solutions S.A.	-7 584	
• Goodwill Mobistar Affiliate S.A.	-482	482
• Amortissement du goodwill Mobistar Corporate Solutions S.A.	-4 086	-4 086
• Irisnet - perte avant impôt non déductible	1 018	1 753
Crédit d'impôt sur investissements	-574	-1 056
Charge d'impôt sur exercices antérieurs	100	-
Charge d'impôt de l'exercice	**124 499**	**124 195**
Taux d'impôt effectif moyen	**31.54%**	**33.83%**

5. Stocks (en 000 d'euros)

Marchandises	31.12.2005	31.12.2004
Coût des stocks	8 393	20 519
Dépréciation des stocks	-2 550	-2 522
Stocks - valeur nette de réalisation	5 843	17 997
Coût des stocks pris en charge durant l'exercice	**62 666**	**79 453**

Les stocks se composent essentiellement des GSM et des cartes SIM.

Les stocks ont sensiblement diminué dans le courant de l'année, en raison principalement d'une décision de justice interdisant, à compter du 11 janvier 2005, la vente conjointe de terminaux avec cartes SIM et crédits d'appels ou de terminaux avec crédits d'appels.

6. Créances commerciales (en 000 d'euros)

	31.12.2005	31.12.2004
Créances commerciales - Valeur brute	204 720	182 638
Correction de valeur - Clients douteux	-35 281	-33 757
Créances commerciales - Valeur comptable nette	**169 439**	**148 881**

7. Autres actifs circulants (en 000 d'euros)

	31.12.2005	31.12.2004
Taxes locales et régionales sur pylônes	14 922	11 768
Correction de valeur sur dito	-14 922	-11 768
Prépaiements	15 029	15 476
TVA à récupérer	9 197	284
Autres actifs courants	1 092	590
Total	**25 318**	**16 350**

••• Taxes locales et régionales sur les pylônes, mâts et antennes de GSM

Depuis 1997, certaines municipalités et deux provinces de Belgique ont édicté des dispositions fiscales les autorisant à percevoir des taxes sur les pylônes, mâts et antennes de GSM situés sur leur territoire. La légalité de ces taxes est contestée par-devant le Conseil d'Etat et les Tribunaux de première instance (Chambre fiscale). A la suite d'une question interlocutoire posée par le Conseil d'Etat à la Cour de Justice des Communautés européennes, cette dernière a statué le 8 septembre 2005 que ces taxes n'étaient pas incompatibles avec le droit européen, dans la mesure où elles ne faussent pas les conditions du marché entre l'opérateur historique et les autres opérateurs. Le Conseil d'Etat doit encore rendre sa décision définitive sur cette question. En raison de l'incertitude à propos de la décision judiciaire à rendre en la matière, la créance représentant le montant contesté des taxes enrôlées, majorée des intérêts de retard calculés au taux légal, a donné lieu à la constitution d'une provision dans le compte de résultat à concurrence d'un montant de 14.922 milliers d'euros, dont 3.154 milliers d'euros ont été constatés dans le compte de résultat de 2005. La dette correspondante d'un montant de 14.922 milliers d'euros a été constatée dans le poste 'Dettes commerciales' et figure toujours au bilan à la date de clôture.

8. Trésorerie et équivalents de trésorerie (en 000 d'euros)

	31.12.2005	31.12.2004
Dépôts à court terme chez France Télécom (Cash-pool)	53 300	105 505
Comptes courants bancaires	1 274	1 257
Total trésorerie et équivalents de trésorerie	**54 574**	**106 762**

L'échéance des dépôts à court terme auprès de France Télécom est d'un mois; ces dépôts produisent des intérêts selon les conditions du marché.

9. Résultat par action (en 000 d'euros)

Le résultat de base par action est calculé en divisant le résultat net de l'exercice attribuable aux actionnaires ordinaires par le nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice.

Le résultat dilué par action est calculé en divisant le résultat net de l'exercice attribuable aux actionnaires ordinaires par le nombre moyen pondéré d'actions ordinaires en circulation au cours de l'exercice, majoré du nombre moyen pondéré d'actions ordinaires qui auraient été émises lors de la conversion de toutes les actions ordinaires potentielles dilutives en actions ordinaires.

	31.12.2005	31.12.2004
Part du groupe dans le résultat de la période	270 288	242 970
Nombre moyen pondéré des actions ordinaires	63 112 103	62 826 119
Effet de dilution - Options d'action	8 879	97 039
Nombre moyen pondéré dilué des actions ordinaires	**63 120 982**	**62 923 158**

Aucune autre transaction impliquant des actions ordinaires ou des actions ordinaires potentielles n'a été effectuée après la date du bilan, laquelle aurait eu pour effet de modifier de manière significative le nombre d'actions ordinaires ou d'actions ordinaires potentielles en circulation au terme de l'exercice si ces transactions s'étaient produites avant le terme de l'exercice.

10. Capitaux propres (en 000 d'euros)

••• Capital social et primes d'émission

Dans le cadre du plan d'options d'achat d'actions octroyé en 2001 aux collaborateurs de Mobistar, quelque 237.866 options d'achat d'actions ont été exercées en 2005 au prix de 34,15 euros.

	Capital	Primes d'émission	Nombres d'actions ordinaires
Au 31 décembre 2004	435 514	14 191	63 035 789
Exercice de 237.866 options d'action au prix de 34,15 euros chacune	1 644	6 479	237 866
Au 31 décembre 2005	437 158	20 670	63 273 655

Toutes les actions ordinaires sont entièrement libérées et ont un pair comptable de 6,909 euros.

Un état de réconciliation relatif aux options d'achat d'actions figure dans la note '11. Paiement fondé sur des actions'.

••• Réserve légale

En vertu des dispositions du droit comptable belge, 5% du bénéfice annuel net après impôt de la société Mobistar S.A. doit être affecté à la réserve légale, jusqu'à ce que cette dernière atteigne 10% du capital social.

	Réserve légale
Au 31 décembre 2004	7 897
Affectation de 5% du bénéfice net de l'exercice	13 127
Au 31 décembre 2005	21 024

••• Réserve de couverture

Les swaps de taux d'intérêt, portant sur un montant notionnel total de 200 millions d'euros et qualifiés d'instruments dérivés de couverture des flux de trésorerie, ont été clôturés de manière anticipée à la fin du mois de septembre 2005 en raison du remboursement du prêt intra-groupe à long terme, d'un montant de 250 millions d'euros consentis par France Télécom.

Aucun swap de taux d'intérêt n'était encore enregistré au 31 décembre 2005:

	Réserve pour instruments financiers de couverture
Au 31 décembre 2004	-2 731
Clôture des dérivés (swaps d'intérêt)	2 731
Au 31 décembre 2005	0

Le montant brut des swaps de taux d'intérêt au 31 décembre 2004 s'élevait à 4.129 milliers d'euros. Compte tenu de l'impact des actifs d'impôts différés y afférente, le montant net enregistré en tant que 'Réserve de couverture' s'est élevé à 2.731 milliers d'euros.

La clôture des swaps de taux d'intérêt s'est traduite par la comptabilisation d'une charge financière de 4.129 milliers d'euros au compte de résultat.

••• Actions propres

	Nombre d'actions propres	Actions propres
Au 31 décembre 2004	0	0
Au 31 décembre 2005	15 614	1 045

Le solde des 15.614 actions subsistant à la clôture de l'exercice a été cédé sur le marché boursier au cours du premier trimestre 2006.

••• Bénéfice reporté

	Bénéfice reporté
Au 31 décembre 2004	108 074
Résultat de la période après impôts	270 288
Transfert vers la réserve légale	-13 127
Dividende 2004 payé en 2005	-126 836
Au 31 décembre 2005	238 397

••• Rémunération des actionnaires

Lors de l'Assemblée Générale annuelle des actionnaires qui se tiendra le 3 mai 2006, le Conseil d'Administration proposera l'approbation du régime de rémunération des actionnaires suivant:

> Dividende 2005

Nombre d'actions ordinaires au 31 décembre 2005	63 273 655
Dividende brut par action ordinaire en euros	2.40
Total dividende 2005	151 857

Le dividende de l'exercice 2005 n'a pas été constaté comme une dette à la date du bilan, étant donné que l'approbation à donner par l'Assemblée Générale annuelle des actionnaires surviendra après la date du bilan.

> Réduction du capital social

Nombre d'actions ordinaires au 31 décembre 2005	63 273 655
Réduction de capital par action ordinaire en euros	1.60
Total réduction de capital	101 238

Le versement de la réduction du capital social se déroulera en 2006 après l'approbation à donner par l'Assemblée Générale annuelle des actionnaires et après la publication au Moniteur belge.

> Dividende 2004

A la suite de la décision prise par l'Assemblée Générale annuelle des actionnaires réunie le 4 mai 2005, un dividende brut de 2 euros a été octroyé aux actions ordinaires, notamment aux actions émises lors de l'exercice des options sur action en 2005:

Nombres d'actions ordinaires au 31 décembre 2004	63 035 789
Nombre de warrants exercés en 2005	237 866
Nombre d'actions ordinaires au 31 décembre 2005	63 273 655
Dividende brut par action ordinaire en euros	2.00
Total dividende 2004	126 547
Total des coûts liés au paiement du dividende durant l'exercice	289
Dividende total en capitaux propres	126 836

11. Paiement fondé sur des actions

••• Plan d'options d'action 2001

Le 20 novembre 2000, le Comité de rémunération a autorisé l'émission d'un total de 1.977.608 options d'action attribuables à ses collaborateurs, convertibles en un nombre équivalent d'actions. La période de souscription allait du 1er décembre 2000 au 31 décembre 2000. Le prix d'exercice unitaire des options d'action a été fixé à 34,15 euros. Aucune restriction n'est associée aux options d'action proposées à la souscription. Un total de 849.883 options d'action a en définitive été octroyé, le solde de 1.127.725 étant annulé. Au départ, les options d'action pouvaient être exercées au cours des périodes suivantes:

Janvier 2004	maximum 50 % de l'ensemble des options d'action octroyées
Septembre 2004	maximum 75 % de l'ensemble des options d'action octroyées
Juillet 2005	100% de l'ensemble des options d'action octroyées

La période d'exercice a été prorogée comme suit: janvier 2006, septembre 2006, janvier 2007, septembre 2007 et juillet 2008. Les autres modalités et conditions des options d'action n'ont pas été modifiées.

	31.12.2005	31.12.2004
Nombre d'options d'action au début de l'exercice	255 826	778 770
Nombre d'options d'action attribuées durant l'exercice	412	0
Nombre d'options d'action annulées durant l'exercice	-275	-5 424
Nombre d'options d'action exercées durant l'exercice	-237 866	-517 520
Nombre d'options d'action à la fin de l'exercice	**18 097**	**255 826**
Nombre d'options d'action exerçables à la fin de l'exercice	**18 097**	**255 826**

••• Plan d'achat d'actions 2005

Le Comité de rémunération de Mobistar a approuvé en 2005 un plan d'achat d'actions (DSPP), par le biais duquel le personnel de Mobistar acquiert le droit d'acheter des actions Mobistar à un cours d'achat réduit, représentant 100/120ème du cours du marché. La période de souscription s'étendait du 1er septembre 2005 au 14 septembre 2005 inclus. En vertu des dispositions du plan, les actions sont immédiatement attribuées à la date d'octroi, mais ne peuvent pas être vendues pendant une période de 2 années à compter de la

date d'achat. Les actions émises dans le cadre de ce plan sont assorties du droit à percevoir des dividendes à compter de la date d'émission. Mobistar a racheté sur le marché des actions propres réservées à cette fin. La juste valeur des actions émises dans le cadre du plan a été déterminée comme la différence entre le cours de bourse des actions à la date d'octroi et le prix de souscription. L'impact de la période de restriction de deux années n'est pas significatif, étant donné que les actions sont négociées sur un marché très actif et liquide. La juste valeur d'une action s'élève à 12,04 euros et le total de la charge constatée en résultat s'élève à 998 milliers d'euros.

12. Provisions à long terme (en 000 d'euros)

	31.12.2004	Additions	Utilisation	Annulation	Effet d'escompte	31.12.2005
Litiges	3 557	1 276	0	-404	0	4 429
Coût de démantèlement des sites réseau	5 142	1 855	-1 306	0	204	5 895
Coût de remise à neuf des immeubles loués	672	0	0	0	0	672
Total	**9 371**	**3 131**	**-1 306**	**-404**	**204**	**10 996**

••• Litiges en suspens

Mobistar est partie à plusieurs procédures judiciaires, dans lesquelles des personnes physiques ou morales tierces réclament la réparation de dommages qu'elles prétendent avoir subis. Chaque litige est examiné de manière individuelle afin d'évaluer la probabilité que des ressources seront nécessaires au règlement de celui-ci et de s'assurer que les hypothèses dont il est tenu compte pour calculer la provision sont adéquates.

La majorité des litiges sont en suspens depuis 2004 et il est raisonnable de prévoir qu'ils feront l'objet d'une décision judiciaire dans les deux ans à compter de la date du bilan.

••• Provision pour le démantèlement des sites du réseau

Les principales hypothèses utilisées pour le calcul de la provision pour le démantèlement des sites du réseau sont les suivantes:

	31.12.2005	31.12.2004
Nombre de sites réseau	3 349	2 680
Coût moyen de démantèlement par site	11	12
Taux d'inflation	2.0%	2.0%
Taux d'escompte	4.0%	4.5%

Il n'est pratiquement pas possible d'évaluer le calendrier des sorties de trésorerie, car, bien que basée sur l'hypothèse selon laquelle tous les sites du réseau seront démantelés à l'avenir, la provision est calculée en tenant compte du terme connu des contrats de location existants, mais avec une probabilité élevée de renouvellement à chaque date de prorogation.

La provision pour le démantèlement des sites du réseau sera également ajustée lorsque des éléments objectifs montrent que des changements technologiques ou législatifs futurs auront un impact sur le montant de la provision.

••• Coûts de remise en état des bâtiments loués

La provision pour remise en état des bâtiments loués à usage de bureau résulte d'obligations contractuelles et est évaluée sur base du niveau des coûts exposés par le passé dans le cadre de transactions similaires. Les coûts de remise en état ne seront pas exposés avant 2007 au plus tôt.

13. Instruments financiers (en 000 d'euros)

••• Objectifs et politiques de gestion des risques financiers

Les principaux instruments financiers de Mobistar, autres que les dérivés, se composent des prêts bancaires et inter-sociétés, des découverts, des liquidités en banque et des dépôts bancaires et inter-sociétés à court terme. Le principal objectif de ces instruments financiers est de collecter des fonds pour le financement des activités de Mobistar. Par le passé, Mobistar a souscrit des instruments dérivés, tels

que les swaps de taux d'intérêt, afin de gérer le risque de taux d'intérêt découlant de ses besoins en financement à long terme. Mobistar dispose également de divers autres actifs et passifs financiers, tels que les créances et les dettes commerciales, afférents directement à ses activités.

Depuis l'introduction de l'euro, l'exposition de Mobistar au risque de change a été réduite et aucun contrat de change à terme ni aucun autre instrument financier relatif au risque de change n'a par conséquent été conclu.

En outre, grâce au remboursement anticipé de la dette à long terme de Mobistar à la fin de l'année 2005, le risque de taux d'intérêt sur les flux de trésorerie a disparu et les swaps de taux d'intérêt couvrant ce risque ont également été clôturés à la fin de l'année 2005.

Il convient d'observer que la politique de Mobistar n'autorise pas les transactions spéculatives en matière d'instruments financiers.

Par voie de conséquence, les principaux risques découlant des instruments financiers de Mobistar sont le risque de crédit et le risque de liquidité:

> Risque de crédit

Mobistar ne négocie qu'avec des tierces parties reconnues et solvables. La politique prônée par Mobistar veut que tous les clients désireux de bénéficier de modalités de crédit soient soumis aux procédures de vérification de solvabilité. En outre, les soldes des créances commerciales sont contrôlés en permanence.

> Risque de liquidité

L'objectif poursuivi par Mobistar est de maintenir un équilibre entre la continuité et la souplesse de son financement, ceci en recourant à des découverts bancaires, des prêts bancaires et des prêts inter-sociétés.

••• Prêts et emprunts productifs d'intérêts

	Montant nominal	Taux d'intérêt	Maturité	31.12.2005	31.12.2004
Facilité de crédit auprès du Groupe France Télécom *	250 000	Euribor + 0,45	31.12.2008	0	250 000
Facilité de crédit 'revolving' auprès du Groupe France Télécom*	250 000	Euribor + 0,30	31.12.2010	0	0
Total des dettes et emprunts à long terme				**0**	**250 000**
Part de l'emprunt de l'association momentanée 'Irisnet'	2 727 maximum	fixé lors de l'emprunt	Sur demande	2 383	2 115
Débit en compte courant bancaire	-	2,92%	Sur demande	0	767
Total des dettes et emprunts à court terme				**2 383**	**2 882**

* La facilité de crédit a été remboursée de manière anticipée en 2005 et remplacée par une facilité de crédit 'revolving' comme décrit ci-dessus. Au 31 décembre 2005, aucun montant n'avait été prélevé sur la facilité de crédit 'revolving'. Ni la facilité de crédit, ni la facilité de crédit 'revolving' ne sont garanties.

La facilité de crédit a fait l'objet de swaps de taux d'intérêt comme précisé sous la rubrique 'Couvertures des flux de trésorerie' ci-après.

S'agissant de la société Mobistar S.A., les facilités de crédit supplémentaires suivantes sont disponibles:

1. une facilité de crédit à court terme pour l'équilibrage de trésorerie, d'un montant de 250 millions d'euros et conclue auprès de France Télécom;
2. des lignes de crédit non engagées à court terme auprès de diverses banques pour un montant total de 57,3 millions d'euros.

••• Justes valeurs

	Valeur comptable		Juste valeur	
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
Actifs financiers				
Liquidités	1 274	1 257	1 274	1 257
Dépôts à court terme	53 300	105 505	53 300	105 505
Autres actifs financiers (non-courants)	197	173	197	173
Dettes financières				
Emprunt à taux flottant € 250 million *	0	249 379	0	249 379
Swaps de taux d'intérêt	0	4 129	0	4 129
Part de l'emprunt de l'association momentanée 'Irisnet'	2 383	2 115	2 383	2 115
Découvert bancaire	0	767	0	767

* après déduction des coûts de transaction amortis

La valeur comptable des liquidités et des dépôts à court terme est réputée représenter leur juste valeur en tenant compte de l'échéance à court terme y afférente. Les autres actifs financiers non courants sont évalués au coût amorti, lequel est réputé représenter leur juste valeur.

La facilité de crédit à long terme est productive d'intérêt à un taux d'intérêt variable et son coût amorti est réputé représenter sa juste valeur. La juste valeur des swaps de taux d'intérêt est évaluée d'après les décaissements d'intérêts futurs. La valeur comptable du prêt de coentreprise et du découvert bancaire est réputée représenter leur juste valeur en tenant compte de l'échéance à court terme y afférente.

••• Echéancier

Au 31 décember 2005	Montant	Echéant dans l'année	Echéant dans les 2 à 5 ans	Echéant après 5 ans
Actifs financiers				
Liquidités	1 274	1 274		
Dépôts à court terme	53 300	53 300		
Autres actifs financiers (non-courants)	197			197
Dettes financières				
Part de l'emprunt de l'association momentanée 'Irisnet'	2 383	2 383		

Au 31 décember 2004	Montant	Echéant dans l'année	Echéant dans les 2 à 5 ans	Echéant après 5 ans
Actifs financiers				
Liquidités	1 257	1 257		
Dépôts à court terme	105 505	105 505		
Autres actifs financiers (non-courants)	173			173
Dettes financières				
Emprunt à taux flottant € 250 million	249 379			249 379
Swaps de taux d'intérêt	4 129	4 129		
Part de l'emprunt de l'association momentanée 'Irisnet'	2 115	2 115		
Découvert bancaire	767	767		

••• Couvertures des flux de trésorerie

Au 31 décembre 2004 figuraient au bilan deux dérivés de swap de taux d'intérêt, d'un montant notionnel unitaire de 100 millions d'euros, portant un taux d'intérêt fixe de respectivement 4,445% et 4,54% et venant à échéance le 30 décembre 2005; leur objectif est de couvrir le risque d'intérêt associé au prêt à taux d'intérêt variable à long terme d'un montant de 250 millions d'euros.

Ces deux dérivés de couverture de swap de taux d'intérêt étaient toujours très efficaces au 31 décembre 2004 et leur juste valeur de 4.129 milliers d'euros, déduction faite de l'actif d'impôt différé y afférent, calculé à un taux de 33,99%, étaient enregistrée en capitaux propres.

Le prêt à long terme de 250 millions d'euros a été entièrement remboursé de manière anticipée en 2005. Les dérivés de couverture de flux de trésorerie ont donc également été clôturés anticipativement au cours de cette même année.

14. Autres dettes courantes (en 000 d'euros)

	31.12.2005	31.12.2004
Dettes sociales et salariales		
Rémunérations et indemnités de préavis	2 785	658
Cotisations de sécurité sociale	7 457	7 591
Pécule de vacances	17 110	16 346
Prime de performance	5 455	8 895
Assurance-groupe et assurance soins de santé	5 342	194
Total	**38 149**	**33 684**
Taxes exigibles		
Impôt sur le revenu - 2004	557	457
Impôt sur le revenu - 2005	1 041	
Taxe sur la valeur ajoutée		760
Total	**1 598**	**1 217**
Autres dettes		
Dividende 2004	239	0
Autres dettes	148	870
Total	**387**	**870**

15. Compte de résultats (en 000 d'euros)

••• Chiffre d'affaires

	31.12.2005	31.12.2004
Chiffre d'affaires de la téléphonie	1 404 271	1 271 932
Chiffre d'affaires de la téléphonie - non-récurrent		4 384
Chiffre d'affaires de vente de matériel	46 814	64 816
Total	**1 451 085**	**1 341 132**

••• Autres produits d'exploitation

	31.12.2005	31.12.2004
Dépenses rechargées aux filiales de France Télécom	13 793	10 694
Frais administratifs facturés	7 333	10 200
Services délivrés aux autorités judiciaires	3 517	3 448
Plus-value non-récurrente sur réalisation d'actifs immobilisés	1 954	0
Autres produits d'exploitation	2 250	2 244
Total	**28 847**	**26 586**

••• Autres coûts d'acquisition des produits et services vendus

	31.12.2005	31.12.2004
Achat des produits	62 666	79 453
Achat des services	80 047	56 769
Total	**142 713**	**136 222**

La baisse du coût des marchandises achetées découle principalement d'une décision de justice interdisant la vente, à compter du 11 janvier 2005, de packages se composant d'un terminal et d'une carte SIM avec crédit d'appel ou d'un terminal avec crédit d'appel.

Le coût d'achat des services a augmenté sous l'effet des coûts de lancement exposés dans le cadre des activités ADSL et de la hausse du nombre de sites du réseau.

Services et biens divers

	31.12.2005	31.12.2004
Charges locatives	22 380	20 507
Frais d'entretien	29 148	28 914
Honoraires	46 704	57 740
Frais administratifs	16 996	15 770
Commissions	112 851	95 978
Frais de publicité	57 317	55 393
Autres	4 218	985
Total	**289 614**	**275 287**

Les services et biens divers sont présentés après déduction des coûts internes capitalisés en immobilisations corporelles et incorporelles, pour un montant total de 1.837 milliers d'euros en 2005 et 1.844 milliers d'euros en 2004.

Avantages du personnel

	31.12.2005	31.12.2004
Avantages du personnel à court terme	95 876	83 070
Cotisations de sécurité sociale	28 745	27 115
Assurance-groupe et assurance soins de santé	5 979	5 864
Autres frais du personnel	326	365
Total	**130 926**	**116 414**

Les avantages du personnel à court terme sont présentés après déduction des coûts capitalisés en immobilisations corporelles et incorporelles, pour un montant total de 7.348 milliers d'euros en 2005 et 10.660 milliers d'euros en 2004.

Le nombre moyen de collaborateurs, exprimé en équivalents temps plein, est passé de 1.619,4 en 2004 à 1.638,7 en 2005, sous l'effet principalement de l'internalisation de fonctions précédemment effectuées par des consultants externes.

Autres charges d'exploitation

	31.12.2005	31.12.2004
Dépréciation des stocks	28	-260
Clients douteux - correction de valeur	4 092	-10 004
Taxes locales sur antennes GSM et pylônes	3 154	2 742
Taxes immobilières	2 007	1 873
Provisions à long terme	223	1 646
Autres charges d'exploitation	99	911
Total	**9 603**	**-3 092**

En 2004, la rubrique 'Clients douteux – correction de valeur' a été favorablement influencée par la reprise d'une correction de valeur d'un montant de 9,5 millions d'euros dans le secteur 'Voix fixe et data'.

Les taxes locales sur les mâts et les antennes GSM sont traitées comme précisé dans la note '7. Autres actifs courants'.

••• Charges financières nettes

	31.12.2005	31.12.2004
Produits financiers		
Intérêts sur dépôts et comptes courants bancaires	3 088	1 004
Autres produits financiers	237	264
Total	**3 325**	**1 268**
Charges financières		
Interêt sur dettes financières, swaps de taux d'intérêt compris	10 427	15 873
Autres charges financières	1 181	838
Total	**11 608**	**16 711**
Total des charges financières nettes	**-8 283**	**-15 443**

16. Relations avec les parties liées, les membres du Conseil d'Administration et du Comité de direction (en 000 d'euros)

••• Relations avec les parties liées

> Bilan et compte de résultat

	31.12.2005	31.12.2004
Actifs et passifs		
Créances commerciales à court terme	21 211	17 010
Dépôts à court terme	53 300	105 505
Dettes		
Emprunt à long terme rémunéré		249 379
Dettes commerciales à court terme	17 559	14 575
Revenus et charges		
Ventes	74 974	75 086
Achats	65 884	57 578

Les états financiers consolidés se composent des états financiers de la société Mobistar S.A., ainsi que des filiales belges et coentreprise suivantes:

	% participation/intérêt 2005	2004
Mobistar Corporate Solutions S.A.	Liquidée	100
Mobistar Affiliate S.A.	Liquidée	100
Association momentanée 'Irisnet'	50	50

La société tête du groupe auquel Mobistar S.A. appartient est France Télécom, place d'Alleray 6, 75505 Paris Cedex 15, France.

> Parties liées – transactions en 2005

	Ventes aux parties liées	Achats aux parties liées	Montants dus par les parties liées	Montants dus aux parties liées
Maison mère ultime				
France Télécom - Traffic et services	37 161	34 031	12 536	11 273
France Télécom - Dépôt cash-pool et dérivés	2 921	4 733	53 401	0
Filiales de France Télécom				
Emprunts rémunérés		5 628		
Service de téléphonie	34 601	20 863	8 573	6 232
Frais de consultance		563		40
Divers	291	66	1	14
Total	**74 974**	**65 884**	**74 511**	**17 559**

> Modalités et conditions des transactions avec les parties liées

Les modalités et conditions appliquées aux ventes et aux achats de trafic et de services, au contrat de gestion centralisée de la trésorerie, au contrat de facilité de crédit revolving, ainsi qu'aux prêts et emprunts productifs d'intérêts sont déterminées dans le respect des conditions en vigueur sur le marché.

A la date du bilan, aucune partie liée ne bénéficie d'une quelconque garantie et aucune d'elle n'a octroyé de garantie quelconque à Mobistar. Aucune correction de valeur sur des créances dues par des parties liées n'a été actée à la date du bilan.

••• Relations avec les membres du Conseil d'Administration et du Comité de direction

Tous les avantages du personnel, y compris les cotisations de sécurité sociale, attribués aux membres du Comité de direction de Mobistar sont les suivants:

	31.12.2005	31.12.2004
Avantages du personnel à court terme	3 193	3 643
Assurance-groupe	397	419
Indemnités de préavis	0	0
Paiements fondés sur des actions	452	0
Total des avantages du personnel	**4 042**	**4 062**

La rémunération totale attribuée aux membres du Conseil d'Administration est la suivante:

	31.12.2005	31.12.2004
Rémunération totale	295	0

> Participation des membres du Comité de direction aux plans d'options d'action et d'achat d'actions

> Plan d'options d'action 2001

En 2005, les membres et les anciens membres du Comité de direction de Mobistar ont exercé un total de 56.246 options d'achat d'actions au prix d'exercice unitaire de 34,15 euros, ce qui représente une hausse des capitaux propres d'un montant total de 1.921 milliers d'euros, ventilée entre le capital social et les primes d'émission. En date du 31 décembre 2005, quelque 3.440 options d'achat d'actions étaient en circulation.

> Plan d'achat d'actions 2005

Les membres et les anciens membres du Comité de direction de Mobistar ont acheté un total de 37.500 actions selon les modalités et les conditions décrites dans la note '11. Paiement fondé sur des actions'. La juste valeur des actions achetées s'élevait à 452 milliers d'euros.

17. Engagements hors bilan (en 000 d'euros)

••• Dépenses d'investissement

	Engagements fin 2004	Engagements fin 2005	< 1 an	1-3 ans	3-5 ans	> 5 ans
Immobilisations corporelles et incorporelles	106 117	43 227	43 227	0	0	0

••• Coûts des contrats de location simples

	Engagements fin 2004	Engagements fin 2005	< 1 an	1-3 ans	3-5 ans	> 5 ans
Immeubles de bureaux	25 385	33 180	10 316	15 497	6 972	395
Sites réseau	83 666	134 605	16 592	33 718	33 718	50 577
Voitures	11 112	13 325	773	6 858	5 694	-
Total	**120 163**	**181 110**	**27 681**	**56 073**	**46 384**	**50 972**

••• Garanties octroyées

	Engagements fin 2004	Engagements fin 2005	< 1 an	1-3 ans	3-5 ans	> 5 ans
Montant total	8 156	7 044	128	1 452	572	4 892

Les garanties octroyées ont trait à divers contrats de location et à des engagements de performance accordés à certains clients professionnels. Aucune autre sûreté (hypothèque, nantissement ou autre) n'a été octroyée sur les actifs de Mobistar en date du 31 décembre 2005.

••• Evénements survenus après la date de clôture du bilan

Aucun événement entraînant éventuellement des ajustements ne s'est produit entre la date du bilan et la date à laquelle la publication des états financiers a été autorisée.

18. Information sectorielle

Le reporting de gestion interne de Mobistar au Conseil d'Administration et à la Direction générale est structuré par secteur d'activité.

Les secteurs d'activité de premier niveau sont identifiés comme suit:

- Secteur d'activité 'Téléphonie mobile': fournit de l'équipement et des services de téléphonie mobile aux clients résidentiels et professionnels.
- Secteur d'activité 'Voix fixe et data': rend des services de téléphonie vocale fixe, de données et d'Internet aux clients résidentiels et professionnels.

Aucun secteur géographique de deuxième niveau n'a été sélectionné, étant donné qu'aucun critère requis n'est satisfait.

Les prix de transfert entre secteurs d'activité sont déterminés d'une manière similaire aux transactions avec des tierces parties. Les produits et charges par secteur et le résultat par secteur comprennent les transactions intersectorielles, celles-ci étant éliminées en consolidation.

2005

en milliers d'€

	Mobile	Voix fixe et data	Non-alloué	Total
Actifs	1 057 506	55 101	7 385	1 119 992
Passifs	379 999	19 570	4 220	403 789
Investissements	229 332	5 803	0	235 135
Amortissements	158 568	7 107	0	165 675
Pertes de valeur reconnues en résultat	5 854	512	0	6 366
Dépenses non monétaires autres que les amortissements	998	0	0	0

	Mobile	Voix fixe et data	Eliminations inter-segment	Total consolidé
Chiffre d'affaires				
Chiffre d'affaires de la téléphonie	1 314 091	90 180		1 404 271
Total revenu de téléphonie inter-segment	0	0		0
Chiffre d'affaires de vente de matériel	46 814	0		46 814
Total du chiffre d'affaires	1 360 905	90 180	0	1 451 085
Autres produits d'exploitation	28 712	135		28 847
Total des produits d'exploitation	1 389 617	90 315	0	1 479 932
Charges d'exploitation				
Coûts d'interconnexion	283 662	48 303		331 965
Coûts d'acquisition des produits et services vendus	123 771	18 942		142 713
Services et biens divers	278 803	10 811		289 614
Avantages au personnel	123 004	7 922		130 926
Amortissements et pertes de valeur	164 422	7 619		172 041
Autres charges d'exploitation	9 562	41		9 603
Total des charges d'exploitation	983 224	93 638	0	1 076 862
Résultat opérationnel	406 393	-3 323	0	403 070
Coûts financiers nets				8 283
Résultat opérationnel après charges financières nettes				394 787
Impôts sur le résultat				124 499
Résultat net				270 288

2004

en milliers d'€

	Mobile	Voix fixe et data	Non-alloué	Total
Actifs	1 072 445	43 506	9 624	1 125 575
Passifs	284 733	21 020	256 878	562 631
Investissements	167 588	3 659	0	171 247
Amortissements	153 574	8 068	0	161 642
Pertes de valeur reconnues en résultat	11 212	0	0	11 212
Dépenses non monétaires autres que les amortissements	0	0	0	0

	Mobile	Voix fixe et data	Eliminations inter-segment	Total consolidé
Chiffre d'affaires				
Chiffre d'affaires de la téléphonie	1 180 475	95 841		1 276 316
Total revenu de téléphonie inter-segment		4 800	-4 800	0
Chiffre d'affaires de vente de matériel	64 816	0		64 816
Total du chiffre d'affaires	1 245 291	100 641	-4 800	1 341 132
Autres produits d'exploitation	26 586	0		26 586
Total des produits d'exploitation	1 271 877	100 641	-4 800	1 367 718
Charges d'exploitation				
Coûts d'interconnexion	235 576	51 849		287 425
Coûts d'acquisition des produits et services vendus	132 871	6 551	-3 200	136 222
Services et biens divers	267 695	9 192	-1 600	275 287
Avantages au personnel	110 321	6 093		116 414
Amortissements et pertes de valeur	164 786	8 068		172 854
Autres charges d'exploitation	5 978	-9 070		-3 092
Total des charges d'exploitation	917 227	72 683	-4 800	985 110
Résultat opérationnel	354 650	27 958	0	382 608
Coûts financiers nets				15 443
Résultat opérationnel après charges financières nettes				367 165
Impôts sur le résultat				124 195
Résultat net				242 970

19. Réconciliation des capitaux propres au 1er janvier 2004

2005

en milliers d'€

Références	ACTIF	Normes Belges	Mouvements IFRS	Consolidation association momentanée 'Irisnet'	Effets de la transition aux normes IFRS	Nomes IFRS
	Actifs non-courants					
1	Frais d'établissement	780	-780		-780	0
	Goodwill	10 594				10 594
3	Immobilisations incorporelles	384 763	-2 129		-2 129	382 634
2.a, b, c, d	Immobilisations corporelles	411 124	3 279		3 279	414 403
	Autres actifs non-courants	165		8	8	173
5	Impôts différés		28 975		28 975	28 975
	Total actifs non-courants	**807 426**	**29 345**	**8**	**29 353**	**836 779**
	Actifs courants					
4	Stocks	9 745	317		317	10 062
	Créances commerciales	113 156				113 156
	Autres actifs courants	24 535		663	663	25 198
	Cash et cash équivalents	17 807				17 807
	Total actifs courants	**165 243**	**317**	**663**	**980**	**166 223**
	TOTAL ACTIF	**972 669**	**29 662**	**671**	**30 333**	**1 003 002**

2004

en milliers d'€

Références	CAPITAUX PROPRES ET DETTES	Normes Belges	Mouvements IFRS	Consolidation association momentanée 'Irisnet'	Effets de la transition aux normes IFRS	Nomes IFRS
	Capitaux propres					
	Capital	431 939				431 939
	Primes d'émission	93				93
6	Réserve pour instruments financiers dérivés de couverture		-4 699		-4 699	-4 699
10	Perte reportée	-136 179	8 835	344	9 179	-127 000
2.a	Subsides en capital	374	-374		-374	0
	Total capitaux propres	**296 227**	**3 762**	**344**	**4 106**	**300 333**
	Dettes non-courantes					
7	Dettes et emprunts à long terme rémunérés et swaps de taux d'intérêt	364 468	10 353		10 353	374 821
2.d	Provisions pour risques et charges	4 386	5 814	-2 475	3 339	7 725
	Total dettes non-courantes	**368 854**	**16 167**	**-2 475**	**13 692**	**382 546**
	Dettes courantes					
7	Emprunts à court terme et swaps de taux d'intérêt		6 435	2 424	8 859	8 859
	Emprunts à long terme échéant dans l'année	60 000				60 000
8	Dettes commerciales	142 999	3 546	377	3 923	146 922
	Dettes liées aux avantages au personnel	46 599				46 599
	Impôts	4 071				4 071
	Revenus différés	52 879				52 879
9	Autres dettes	1 040	-248	1	-247	793
	Total dettes courantes	**307 588**	**9 733**	**2 802**	**12 535**	**320 123**
	Total dettes	**676 442**	**25 900**	**327**	**26 227**	**702 669**
	TOTAL CAPITAUX PROPRES ET DETTES	**972 669**	**29 662**	**671**	**30 333**	**1 003 002**

••• Commentaires sur la réconciliation des capitaux propres au 1er janvier 2004

1. Les frais d'établissement ne répondent pas à la définition d'un actif: **- 780**.

2. a. La valeur nette des subsides en capital est déduite de la valeur des actifs immobilisés auxquels ils se rapportent et n'est pas considérée comme un élément des capitaux propres comme le prévoient les normes belges: **- 374**.
   b. Annulation de l'amortissement acté sur terrain: **58**.
   c. Les intérêts intercalaires sont pris en charge au lieu d'être capitalisés comme le permettent les principes belges: **- 2.219**.
   d. La valorisation initiale d'une immobilisation corporelle comprend une évaluation des coûts de son démantèlement et la remise en état du site de son installation, lorsque une telle obligation existe. La valeur actualisée nette de ces coûts afférents aux sites sur lesquels le réseau de téléphonie est déployé est estimée à **5.142** milliers d'euros. Les coûts de remise en état des immeubles loués sont quant à eux évalués à **672** milliers d'euros.

3. Les coûts engagés pour le développement d'un site Internet peuvent être capitalisés en immobilisations incorporelles dans la mesure où ils respectent les conditions requises par la norme IAS 38 et, en particulier, s'il est démontré qu'il est probable que le site Internet sera productif d'avantages économiques futurs. Les dépenses ne respectant pas ces critères doivent être prises en charge: **- 2.129**.

4. Les stocks de marchandises sont évalués suivant la méthode FIFO: **317**.

5. L'application de la norme IAS 12 conduit à la reconnaissance d'actifs d'impôts différés pour un montant de **28.975** milliers d'euros qui se répartissent comme suit:

Description	Actifs d'impôts différés	
	Court terme	Long terme
Perte reportée fiscalement déductible	11 077	
Déduction pour investissement	2 401	7 203
Instruments financiers dérivés	3 947	1 759
Commissions de fidélisation reconnues dès l'abonnement	1 149	107
Prise en charge des intérêts intercalaires	189	566
Prise en charge des frais d'établissement	256	
Prise en charge de coûts de développement de sites Internet	289	434
Autres éléments	-128	-274
Total	**19 180**	**9 795**

6. Application de la norme IAS 39 pour la reconnaissance, dans une rubrique séparée des capitaux propres, de la juste valeur de la partie efficace des instruments financiers dérivés (swaps de taux d'intérêts) qui qualifient pour la comptabilité de couverture (Cash Flow Hedge), après déduction des actifs d'impôts différés: **- 4.699**.

7. Inscription en dettes financières de la juste valeur des instruments financiers dérivés (swaps de taux d'intérêts):
   - Instruments financiers à long terme: **10.353**, dont **3.242** milliers d'euros qui ne qualifient pas pour la comptabilité de couverture en IFRS.
   - Instruments financiers échéant dans l'année: **6.435** milliers d'euros qui ne qualifient pas pour la comptabilité de couverture en IFRS.

8. a. Commissions de fidélisation reconnues en provision lors de l'abonnement et non plus étalées sur la période de fidélisation: **3.695**.
   b. Provision pour frais d'avocats qui ne qualifie pas comme provision suivant IAS 37: **- 149**.

9. Frais de restructuration qui ne qualifient pas comme provision suivant IAS 37: **- 248**.

10. La réconciliation de la perte reportée se présente comme suit:

Perte reportée suivant les principes comptables belges	-136 179
Reconnaissance d'actifs d'impôts différés (réf. 5), à l'exclusion de ceux imputés en réserve pour instruments financiers de couverture	26 563
Instruments financiers dérivés qui ne qualifient pas pour la comptabilité de couverture (réf. 7)	-9 677
Commissions de fidélisation reconnues lors de l'abonnement (réf. 8.a)	-3 695
Prise en charge des intérêts intercalaires (réf. 2.c)	-2 219
Prise en charge de coûts de développement de sites internet (réf. 3)	-2 129
Prise en charge des frais d'établissement (réf. 1)	-780
Stocks de marchandises évalués suivant la méthode FIFO (réf. 4)	317
Provision pour restructuration qui ne qualifie pas suivant IAS 37 (réf. 9)	248
Provision pour frais d'avocats qui ne qualifie pas suivant IAS 37 (réf 8.b)	149
Annulation des amortissements actés sur terrain (réf. 2.b)	58
Consolidation de l'association momentanée 'Irisnet' à 50%	344
Perte reportée suivant les normes IFRS	**-127 000**

20. Réconciliation des capitaux propres au 31 décembre 2004

2004

en milliers d'€

Références	ACTIF	Normes Belges	Mouvements IFRS	Consolidation association momentanée 'Irisnet'	Effets de la transition aux normes IFRS	Normes IFRS
	Actifs non-courants					
1	Frais d'établissement	26	-26		-26	0
3	Goodwill	9 172	1 422		1 422	10 594
4	Immobilisations incorporelles	379 587	-2 217		-2 217	377 370
2.a, b, c	Immobilisations corporelles	416 345	1 715		1 715	418 060
	Autres actifs non-courants	165		8	8	173
5	Impôts différés		9 281		9 281	9 281
	Total actifs non-courants	**805 295**	**10 175**	**8**	**10 183**	**815 478**
	Actifs courants					
	Stocks	17 997				17 997
	Créances commerciales	154 588	5 218	-10 925	-5 707	148 881
6	Autres actifs courants	36 286	-621	792	171	36 457
	Cash et cash équivalents	106 698		64	64	106 762
	Total actifs courants	**315 569**	**4 597**	**-10 069**	**-5 472**	**310 097**
	TOTAL ACTIF	**1 120 864**	**14 772**	**-10 061**	**4 711**	**1 125 575**

2004

en milliers d'€

Références	CAPITAUX PROPRES ET DETTES	Normes Belges	Mouvements IFRS	Consolidation association momentanée 'Irisnet'	Effets de la transition aux normes IFRS	Nomes IFRS
	Capitaux propres					
	Capital	435 514				435 514
	Primes d'émission	14 191				14 191
	Réserve légale	7 897				7 897
8	Réserve pour instruments financiers dérivés de couverture		-2 731		-2 731	-2 731
7, 11	Perte reportée	108 745	4 142	-4 813	-671	108 074
2.a	Subsides en capital	305	-305		-305	0
	Total capitaux propres	**566 652**	**1 106**	**-4 813**	**-3 707**	**562 945**
	Dettes non-courantes					
6	Dettes et emprunts à long terme rémunérés et swaps de taux d'intérêt	250 000	-621		-621	249 379
8	Provisions pour risques et charges	6 032	5 814	-2 475	3 339	9 371
	Total dettes non-courantes	**256 032**	**5 193**	**-2 475**	**2 718**	**258 750**
	Dettes courantes					
8	Emprunts à court terme et swaps de taux d'intérêt	767	4 129	2 115	6 244	7 011
9. a,b,c	Dettes commerciales	197 621	-626	118	-508	197 113
	Dettes liées aux avantages au personnel	33 684				33 684
	Impôts	1 217				1 217
	Revenus différés	63 985	5 218	-5 218		63 985
10	Autres dettes	906	-248	212	-36	870
	Total dettes courantes	**298 180**	**8 473**	**-2 773**	**5 700**	**303 880**
	Total dettes	**554 212**	**13 666**	**-5 248**	**8 418**	**562 630**
	TOTAL CAPITAUX PROPRES ET DETTES	**1 120 864**	**14 772**	**-10 061**	**4 711**	**1 125 575**

••• Commentaires sur la réconciliation des capitaux propres au 31 décembre 2004

1. Les frais d'établissement ne répondent pas à la définition d'un actif: **- 26**.

2. a. La valeur nette des subsides en capital est déduite de la valeur des actifs immobilisés auxquels ils se rapportent et n'est pas considérée comme un élément des capitaux propres comme le prévoient les normes belges: **- 305**.
   b. Les intérêts intercalaires sont pris en charge au lieu d'être capitalisés comme le permettent les principes belges: **- 3.001**.
   c. La valorisation initiale d'une immobilisation corporelle comprend une évaluation des coûts de son démantèlement et la remise en état du site de son installation, lorsqu'une telle obligation existe. La valeur actualisée nette de ces coûts afférents aux sites sur lesquels le réseau de téléphonie est déployé a été calculée sur base du principe que tous les sites seront démantelés dans le futur: **4.484**. D' autre part, la valeur amortie des coûts de remise en état des bâtiments de bureaux loués est estimée à **537** milliers d'euros. Le montant brut de ces coûts, soit **5.814** milliers d'euros, fait l'objet d'une provision sous la rubrique 'Provisions à long terme'.

3. Le goodwill dégagé lors d'un rapprochement d'entreprises est évalué au coût diminué, le cas échéant, des pertes de valeur. En application de l'exemption prévue par IFRS 1, la valeur comptable du goodwill dans le bilan d'ouverture sera celle établie suivant les principes comptables belges à la date de transition vers les normes IFRS. Par conséquent, la charge d'amortissement reconnue durant l'exercice, suivant les principes belges, doit être annulée: **1.422**. Au 31 décembre 2004, la valeur nette comptable du goodwill n'excédant pas sa valeur recouvrable, aucune provision pour dépréciation n'a été actée.

4. Les coûts engagés pour le développement d'un site Internet peuvent être capitalisés en immobilisations incorporelles dans la mesure où ils respectent les conditions requises par la norme IAS 38 et, en particulier, démontrent qu'il est probable que le site Internet sera productif d'avantages économiques futurs. Les dépenses ne respectant pas ces critères doivent être prises en charge: **- 2.217**.

5. L'application de la norme IAS 12 implique la reconnaissance d'actifs d'impôts différés pour un montant de **9.281** milliers d'euros à la clôture de l'exercice, à comparer aux **28.975** milliers d'euros dans le bilan d'ouverture au 1er janvier 2004. La réduction des actifs d'impôts différés provient pour l'essentiel de l'absorption complète des pertes reportées fiscalement déductibles et de l'utilisation d'une quote-part de la déduction pour investissement.

Le solde des actifs d'impôts différés à la clôture de l'exercice se décompose comme suit:

Description	Actifs d'impôts différés Court terme	Long terme
Déduction pour investissement	1 801	5 402
Instruments financiers dérivés	1 399	
Prise en charge des intérêts intercalaires	222	604
Prise en charge de coûts de développement de sites Internet	213	262
Annulation de l'amortissement du goodwill		-482
Autres éléments	107	-247
Total	**3 742**	**5 539**

Les actifs d'impôts différés constituent une rubrique distincte des actifs non-courants.

6. En vertu de la norme IAS 39.43, les coûts de transaction viennent en déduction des dettes financières auxquelles ils se rapportent: **- 621**.

7. Lors de l'Assemblée Générale ordinaire des actionnaires qui se tiendra le 4 mai 2005, le Conseil d'Administration proposera la distribution d'un dividende de 2 euros par action pour un total de **126.072** milliers d'euros. Par application de la norme IFRS, un dividende déclaré après la date d'arrêté du bilan n'est pas reconnu comme dette à cette date.

8. Application de la norme IAS 39 pour la reconnaissance, dans une rubrique séparée des capitaux propres, de la juste valeur de la partie efficace des instruments financiers dérivés (swaps de taux d'intérêts) qui qualifient pour la comptabilité de couverture (Cash Flow Hedge), après déduction des actifs d'impôts différés: **- 2.731**.

9. a. Provision pour frais d'avocats qui ne qualifie pas comme provision suivant IAS 37: **-149.**

   b. Balance résiduelle des commissions de fidélisation reconnues en provision lors de l'abonnement dans le bilan d'ouverture au 1er janvier 2004: **315.**

   c. Annulation des provisions pour démantèlement des sites du réseau et remise en état des immeubles loués enregistrées suivant les principes comptables belges, remplacées par la provision déterminée en rubrique 2.c.ci-dessus: **-792.**

10. Provision pour frais de restructuration qui ne qualifie pas comme provision suivant IAS 37: **- 248.**

11. La réconciliation du bénéfice reporté au terme de l'exercice s'effectue comme suit:

Bénéfice reporté suivant les principes comptables belges	108 745
Reconnaissance d'actifs d'impôts différés (réf. 5), à l'exclusion de ceux imputés en réserve pour instruments financiers de couverture	7 882
Consolidation de l'association momentanée 'Irisnet' à 50%	-4 813
Prise en charge des intérêts intercalaires (réf. 2.b)	-3 001
Prise en charge de coûts de développement de sites Internet (réf. 4)	-2 217
Annulation de l'amortissement du goodwill de l'exercice (réf. 3)	1 422
Solde de la provision pour commissions de fidélisation reconnue dans le bilan d'ouverture (réf. 9.b)	-315
Provision pour restructuration qui ne qualifie pas suivant IAS 37 (réf 9.b)	248
Provision pour frais d'avocats qui ne qualifie pas suivant IAS 37 (réf 9.a)	149
Annulation de la valeur comptable des frais d'établissement (réf. 1)	-26
Bénéfice reporté suivant les normes IFRS	108 074

21. Réconciliation du compte de résultat de l'exercice 2004

2004

en milliers d'€

Références		Normes Belges	Mouvements IFRS	Consolidation association momentanée 'Irisnet'	Effets de la transition aux normes IFRS	Normes IFRS
	Chiffre d'affaires					
1.a,b,c,d	Chiffre d'affaires de la téléphonie	1 281 036	-4 343	-377	-4 720	1 276 316
2	Chiffre d'affaires de vente de matériel	66 345	-1 529		-1 529	64 816
	Total du chiffre d'affaires	**1 347 381**	**-5 872**	**-377**	**-6 249**	**1 341 132**
3.a,b	Autres produits d'exploitation	43 641	-16 192	-863	-17 055	26 586
	Total revenu	**1 391 022**	**-22 064**	**-1 240**	**-23 304**	**1 367 718**
	Charges d'exploitation					
	Coûts d'interconnexion	287 425				287 425
1.b, 4, 9	Coûts d'acquisition des produits et services vendus	155 212	-18 545	-445	-18 990	136 222
5	Services et biens divers	264 491	10 850	-54	10 796	275 287
3	Avantages au personnel	127 075	-10 661		-10 661	116 414
6	Amortissements et pertes de valeur	174 052	-1 823	625	-1 198	172 854
7	Autres charges d'exploitation	-1 637	-5 218	3 763	-1 455	-3 092
8	Amortissements sur écarts de consolidation positifs	1 422	-1'422		-1 422	0
	Total des charges d'exploitation	**1 008 040**	**-26 819**	**3 889**	**-22 930**	**985 110**
	Résultat opérationnel	**382 982**	**4 755**	**-5 129**	**-374**	**382 608**
9	Revenus financiers	1 936	-669		-669	1 267
9	Coûts financiers	26 583	-9 902	29	-9 873	16 710
	Résultat opérationnel après charges financières nettes	**358 335**	**13 988**	**-5 158**	**8 830**	**367 165**
10	Impôts sur le résultat	105 514	18 681		18 681	124 195
	Résultat de la période après impôts, part du groupe	**252 821**	**-4 693**	**-5 158**	**-9 851**	**242 970**
	Résultat par action (normes belges)	4.01				
11	Résultat de base par action (en €)					3.87
11	Résultat dilué par action (en €)					3.86

••• Commentaires sur la réconciliation du compte de résultat de l'exercice 2004

1. a. Commissions rétribuant la vente des cartes prépayées
   La marge accordée aux circuits de distribution sur les ventes de cartes prépayées représente la juste valeur des services prestés par ceux-ci et doit donc être enregistrée en charge opérationnelle et non plus en déduction du chiffre d'affaires: **15.381**.
   b. Conventions de revenus partagés
   Dans le cadre de telles conventions, le rôle de Mobistar se limite en substance à transmettre, via son réseau, du contenu développé par des prestataires tiers qui apparaissent en tant que tels vis-à-vis des utilisateurs et supportent l'essentiel des risques et avantages liés aux produits et services délivrés. Le revenu à reconnaître par Mobistar consiste donc dans les sommes facturées à ses clients pour ce type de produits et services sous déduction des sommes ristournées aux fournisseurs de contenu: **-18.194**.
   c. Incertitude liée à l'encaissement de créances
   Le revenu ne peut être reconnu que dans la mesure où il est probable que l'entreprise bénéficiera des avantages économiques liés à la transaction. D'autre part, en vertu de l'application de la norme IAS 31 et de l'interprétation SIC 12, Mobistar consolide l'association momentanée 'Irisnet' à concurrence de 50%. Sur base de l'expérience passée et des perspectives de cash flow futur de l'association momentanée, Mobistar considère que l'encaissement des créances vis-à-vis de cette dernière n'est pas raisonnablement assuré lors de leur inscription au bilan et ne reconnaît le revenu que lors du paiement effectif: **- 4.428**.
   d. Revenus de sous-location des sites du réseau
   Il est d'usage courant dans le secteur des opérateurs de téléphonie mobile, de sous-louer des sites du réseau à d'autres opérateurs en vue d'optimaliser les coûts et de préserver l'environnement. Dans le cadre des contrats de location de sites où Mobistar reste entièrement responsable du respect des obligations contractuelles, les dépenses de location sont intégralement enregistrées en charges. Les sommes payées à Mobistar par les autres opérateurs dans le cadre de contrats de sous-location constituent des revenus et sont comptabilisés en chiffre d'affaires: **2.898**.

2. Le revenu étant évalué à la juste valeur de la contrepartie reçue ou à recevoir, les escomptes accordés aux clients pour paiement anticipé sont déduits du chiffre d'affaires: **- 1.529**.

3. Le montant des autres produits d'exploitation est réduit de **- 16.192** milliers d'euros:
   a. Les coûts internes capitalisés viennent en déduction des charges par nature auxquelles ils se rapportent, en particulier **10.661** milliers d'euros sous la rubrique 'Avantages du personnel' et **1.843** sous la rubrique 'Services et biens divers'.
   b. Les autres produits d'exploitation diminuent de **- 3.688** par suite du transfert des produits de la sous-location des sites de réseau en revenus (**- 2.898**, voir 1.d) et de la reconnaissance des revenus générés avec l'association momentanée 'Irisnet' au moment du paiement (**- 790**, voir 1.c).

4. Les stocks de marchandises ayant été valorisés suivant la méthode FIFO durant l'exercice, il y a lieu d'annuler l'évaluation FIFO actée dans le bilan d'ouverture IFRS: **317**.

5. Les 'Services et biens divers' augmentent de **10.850** milliers d'euros:
   - Commissions sur les cartes prépayées comptabilisées en charges (voir 1.a): **15.381**.
   - Utilisation de la provision pour commissions de fidélisation actée dans le bilan d'ouverture IFRS: **- 3.381**.
   - Reclassification des coûts internes capitalisés (voir 3.a): **- 1.843**.
   - Prise en charge de coûts de développement de sites Internet: **828**.
   - Annulation de la charge pour remise en état des immeubles de bureaux loués: **- 135**.

6. Les amortissements et pertes de valeur sur immobilisations sont réduits de **- 1.823** milliers d'euros:
   - Annulation de l'amortissement des frais d'établissement déjà exclus des actifs dans le bilan d'ouverture IFRS: **- 754**.
   - Annulation de l'amortissement des coûts de développement des sites Internet qui ne constituent pas des actifs (SIC 32): **- 739**.
   - Annulation de l'amortissement des intérêts intercalaires pris en charge: **- 523**.
   - Amortissement des coûts de remise en état des immeubles de bureaux loués: **135**.
   - Annulation de la correction de l'amortissement sur terrain actée dans le bilan d'ouverture IFRS: **58**.

7. L'encaissement des créances envers l'association momentanée 'Irisnet' n'étant pas raisonnablement assuré, la reconnaissance du revenu est différé jusqu'au paiement (voir 1.c et 3.b). Par conséquent, il y a lieu d'annuler la provision pour créances douteuses reconnue en principes comptables belges: **- 5.218**.

8. En vertu de la norme IFRS 3, annulation de l'amortissement acté sur le goodwill au cours de l'exercice: **- 1.422**.

9. Le résultat financier augmente de **9.233** milliers d'euros:
   Produits financiers:
   - Reclassification des escomptes financiers obtenus en 'Autres coûts d'acquisition des produits et services vendus': **- 669**.

   Charges financières:
   - Annulation des charges liées à la clôture en 2004 d'instruments financiers dérivés déjà portées en diminution des capitaux propres dans le bilan d'ouverture IFRS: **9.678**.
   - Reclassification en réduction des revenus des escomptes accordés pour paiement anticipé des créances: **1.529**.
   - Intérêts intercalaires pris en charge conformément au traitement de référence prévu par la norme IAS 23.10: **- 1.305**.

10. Le total des actifs d'impôts différés actés au terme de l'exercice s'élève à **9.281** milliers d'euros à comparer aux **28.975** milliers d'euros constatés dans le bilan d'ouverture IFRS. De cette réduction de **19.694** milliers d'euros, **18.681** milliers d'euros ont été enregistrés dans le compte de résultats et le solde, soit **1.013** milliers d'euros relatifs aux instruments financiers dérivés de type 'Cash Flow Hedge', en capitaux propres. La diminution des actifs d'impôts différés provient, pour l'essentiel, de l'absorption intégrale des pertes reportées fiscalement déductibles et de l'utilisation d'une fraction de la déduction pour investissement.

11. Le résultat de base par action en normes IFRS s'établit à **3,87** euros, contre **4,01** euros en normes belges, et est calculé en tenant compte de l'impact pondéré des 517.520 warrants qui ont été convertis en actions durant l'exercice. Le résultat dilué par action en normes IFRS s'élève à **3,86** euros en tenant compte de l'effet dilutif des 255.826 warrants attribués aux membres du personnel et subsistant à la clôture de l'exercice.

rapport du commissaire

à l'Assemblée Générale des actionnaires de la société anonyme Mobistar sur les comptes consolidés pour l'exercice clos le 31 décembre 2005

Conformément aux dispositions légales et statutaires, nous vous faisons rapport sur l'exécution de la mission de révision qui nous a été confiée.

Nous avons procédé à la révision des comptes consolidés pour l'exercice arrêté le 31 décembre 2005, établis sur la base des *International Financial Reporting Standards* adoptées pour application dans l'Union européenne et des dispositions légales et réglementaires applicables en Belgique, dont le total du bilan s'élève à € 1.119.992 milles et dont le compte de résultats se solde par un bénéfice de l'exercice de € 270.288 milles. Nous avons également procédé aux vérifications spécifiques complémentaires requises par la loi.

L'établissement des comptes consolidés et l'appréciation des informations à reprendre dans le rapport consolidé de gestion relèvent de la responsabilité de l'organe de gestion.

Notre contrôle des comptes consolidés a été effectué conformément aux normes de révision applicables en Belgique, telles qu'édictées par l'Institut des Reviseurs d'Entreprises.

••• Attestation sans réserve des comptes consolidés

Les normes de révision précitées requièrent que notre contrôle soit organisé et exécuté de manière à obtenir une assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives.

Conformément à ces normes, nous avons tenu compte de l'organisation de l'ensemble consolidé en matière administrative et comptable ainsi que de ses dispositifs de contrôle interne. Les responsables de la société ont répondu avec clarté à nos demandes d'explications et d'information. Nous avons examiné par sondages la justification des montants figurant dans les comptes consolidés. Nous avons évalué le bien-fondé des règles d'évaluation, des règles de consolidation, et des estimations comptables significatives faites par la société ainsi que la présentation des comptes consolidés dans leur ensemble. Nous estimons que ces travaux fournissent une base raisonnable à l'expression de notre opinion.

A notre avis, les comptes consolidés clos le 31 décembre 2005 donnent une image fidèle du patrimoine, de la situation financière, des résultats et des flux de trésorerie de l'ensemble consolidé, conformément aux International Financial Reporting Standards adoptées pour application dans l'Union européenne et aux dispositions légales et réglementaires applicables en Belgique.

••• Attestations et informations complémentaires

Nous complétons notre rapport par les attestations et informations complémentaires suivantes qui ne sont pas de nature à modifier la portée de l'attestation des comptes consolidés:

- Le rapport consolidé de gestion comprend les informations requises par la loi et concorde avec les comptes consolidés. Toutefois, nous ne sommes pas en mesure de nous prononcer sur la description des principaux risques et incertitudes auxquels l'ensemble des entreprises comprises dans la consolidation est confronté, ainsi que de sa situation, de son évolution prévisible ou de l'influence notable de certains faits sur son développement futur. Nous pouvons néanmoins confirmer que les renseignements fournis ne présentent pas de contradictions évidentes avec les informations dont nous avons connaissance dans le cadre de notre mandat.
- Comme indiqué dans l'annexe «transition aux normes comptable IFRS» des comptes consolidés, la société a établi les comptes consolidés pour la première fois conformément aux International Financial Reporting Standards adoptées pour application dans l'Union européenne.

Bruxelles, le 23 mars 2006

Ernst & Young Reviseurs d'Entreprises SCC
Commissaire
représentée par

Herman Van den Abeele
Associé